EXHIBIT 99.1

September      , 2003

Dear Fellow Three-Five Systems Stockholder:

      I am pleased to inform you that the board of directors of Three-Five Systems, Inc., or TFS, has approved a pro rata distribution, or spin-off, to holders of TFS common stock of all of the outstanding common stock of Brillian Corporation. Brillian, which is currently a wholly owned subsidiary of TFS, develops and manufactures microdisplay devices.

      The distribution will take place on September      , 2003. If you owned TFS common stock as of the close of business on September      , 2003, you will receive one share of Brillian common stock for every four shares of TFS common stock you owned on that date. No fractional shares of Brillian common stock will be issued. If you otherwise would be entitled to a factional share, you will receive a check for the cash value of the fractional share interest. Your current shares of TFS common stock will continue to represent your ownership position in TFS.

      We have applied to list the Brillian common stock you are receiving on the Nasdaq National Market under the symbol “BRLC.”

      We believe that the spin-off is in the best interests of TFS, Brillian, and the TFS stockholders for the following reasons:

•	as an independent company, Brillian will possess the financial and operational flexibility to take advantage of significant growth opportunities in the microdisplay business;

•	the spin-off will allow our stockholders to participate directly in the growth potential of the Brillian business;

•	the spin-off will provide Brillian with greater capital financing flexibility and allow Brillian to better pursue business and strategic relationships;

•	having two separate public companies will enable the financial markets to evaluate each company more effectively, thereby maximizing stockholder value over the long term for both TFS and Brillian; and

•	separate management and ownership for Brillian will provide incentives to Brillian’s management and direct accountability to public investors.

      The enclosed information statement describes the distribution and provides important information about Brillian. We urge you to read it carefully. Please note that stockholder approval is not required for the spin-off, and holders of TFS common stock are not required to take any action to participate in the spin-off. Thus, we are not asking you for a proxy.

Sincerely,

JACK L. SALTICH
President and Chief Executive Officer

September      , 2003

Dear Brillian Corporation Stockholder:

      We welcome you as a “founding” stockholder of Brillian Corporation. We are pleased to provide you with information about Brillian. In March 2003, the board of directors of Three-Five Systems, Inc., or TFS, announced its decision to effect a spin-off of Brillian into a separate, publicly traded company. If you owned TFS common stock on the record date of September      , 2003, you will become a stockholder in Brillian as well as retain your ownership in TFS.

      This is an exciting time for companies addressing the high-definition television, front-projector multimedia, and “near-to-eye,” or personal, display markets, and we are enthusiastic about the opportunity for Brillian to serve those markets. We believe that the separation of our business from the businesses of TFS will enhance our ability to pursue our business aggressively and to structure strategic alliances. Also, for the first time, we will have the ability to offer our employees incentive opportunities linked to our performance as a stand-alone company.

      We have applied to list the Brillian common stock you are receiving on the Nasdaq National Market under the symbol “BRLC.”

      We believe that Brillian has the opportunity for substantial growth, and as a new Brillian stockholder, you will be able to participate directly in these growth opportunities. We are committed to building value for you, our new stockholders, and we will strive to achieve our growth potential.

      We encourage you to read the enclosed information statement thoroughly. Our board of directors, management, and employees are excited about our future as an independent company, and we look forward to your support.

Sincerely,

VINCENT F. SOLLITTO, JR.

President and Chief Executive Officer

A registration statement relating to the Brillian Corporation common stock has been filed with the Securities and Exchange Commission. Information contained herein is subject to completion or amendment.

SUBJECT TO COMPLETION, DATED AUGUST 27, 2003

INFORMATION STATEMENT

Common Stock

      We are providing you with this information statement in connection with the spin-off by Three-Five Systems, Inc., or TFS, of all of the outstanding shares of common stock of Brillian Corporation. In this spin-off, you will receive one share of Brillian common stock for every four shares of TFS common stock, or .25 of a share of Brillian common stock for each share of TFS common stock, that you owned at the close of business on September      , 2003. TFS stockholders will receive cash in lieu of fractional shares to which they would otherwise be entitled.

      We expect the spin-off to occur on September      , 2003.

      No stockholder vote is required for the spin-off to occur, and no action is required for you to receive the shares of Brillian common stock to which you are entitled in the spin-off. This means the following:

•	you do not need to pay any consideration to TFS or Brillian; and

•	you do not need to surrender any shares of TFS common stock to receive your shares of Brillian common stock.

      There is no current public trading market for Brillian’s common stock. We have applied to list the Brillian common stock on the Nasdaq National Market under the symbol “BRLC.” We expect that a “when-issued” trading market may develop prior to the time of the spin-off.

      You should carefully consider the matters described in “Risk Factors” beginning on page 6.

      We are not asking you for a proxy, and you are requested not to send us a proxy.

      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this information statement is September      , 2003.

      All references to “we,” “us,” “our,” or “our company” in this information statement refer to the microdisplay business of Three-Five Systems, Inc. as it existed historically prior to the spin-off or as it is expected to exist as Brillian Corporation after the spin-off.

      Brillian® and LCoS® are registered trademarks of our company. This information statement also includes trademarks, service marks, and trade names of other companies.

i

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF

      The following section answers various questions that you may have regarding the spin-off to holders of TFS common stock of all of the outstanding shares of Brillian common stock. This is referred to in this information statement interchangeably as the “spin-off” and as the “distribution.” See “Summary — The Spin-Off” on page 4 for more information about the spin-off.

Q:	What is the spin-off?

A:	The spin-off is designed to separate the microdisplay business of Three-Five Systems, Inc., or TFS, from the other businesses of TFS. TFS will accomplish this result by distributing all of the shares of its wholly owned subsidiary, Brillian Corporation, to the stockholders of TFS.

Q:	Why is TFS distributing the shares of Brillian?

A:	TFS believes that its stockholders will benefit from the distribution of Brillian shares for the following reasons:

•	as an independent company, Brillian will possess the financial and operational flexibility to take advantage of significant growth opportunities in the microdisplay business;

•	the spin-off will allow TFS stockholders to participate directly in the growth potential of the Brillian business;

•	the spin-off will provide Brillian with greater capital financing flexibility and allow Brillian to better pursue business and strategic relationships;

•	having two separate public companies will enable the financial markets to evaluate each company more effectively, thereby maximizing stockholder value over the long term for both TFS and Brillian; and

•	separate management and ownership structures for Brillian will provide incentives to Brillian’s management and direct accountability to public investors.

To review the reasons for the spin-off in greater detail, see “The Spin-Off — Background and Reasons for the Spin-Off” on page 20.

Q:	What will I receive as a result of the spin-off?

A:	You will receive shares of Brillian common stock in the spin-off. You will receive one share of Brillian common stock for every four shares of TFS common stock, or .25 of a share of Brillian common stock for each share of TFS common stock, you owned on September , 2003, which is the record date.

Fractional shares of Brillian common stock will not be distributed. Instead, fractional shares will be aggregated and sold in the public market by the distribution agent. The aggregated net cash proceeds of these sales will be distributed ratably to those stockholders that would otherwise have received fractional shares.

Q:	What do I have to do to receive my shares of Brillian common stock?

A:	Nothing. You need not take any action in order to receive your shares of Brillian common stock in the spin-off.

Q:	How and when will I receive my shares of Brillian common stock?

A:	If you hold your TFS shares in your own name, your share certificates will be mailed to you on or about September , 2003.

If you hold your TFS shares through your stockbroker, bank, or other nominee, you are probably not a stockholder of record. Your receipt of Brillian shares depends on your arrangements with the nominee that holds your TFS shares for you. TFS anticipates that stockbrokers and banks generally will credit their customers’ accounts with Brillian common stock on or about September , 2003, but you should check with your stockbroker, bank, or other nominee.

For a more complete discussion of how the spin-off will be accomplished, see “The Spin-Off — Manner of Effecting the Spin-Off” on page 21.

Q:	Where will the shares of Brillian common stock trade?

A:	Currently, there is no public market for Brillian common stock. Brillian has applied to list its common stock on the Nasdaq National Market under the symbol “BRLC.” We expect that a “when-issued” trading market for Brillian common stock will develop prior to the distribution date. “When-issued” trading refers to a transaction made conditionally because the stock has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the distribution, and if the distribution does not occur, all when-issued trading will be null and void. On the first trading day following the distribution date, when-issued trading in respect of the Brillian common stock will end and regular-way trading will begin. “Regular-way” trading refers to trading after a stock has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. See “The Spin-Off — Market for Brillian Common Stock” on page 21 for a more complete discussion of the public market for Brillian common stock following the spin-off.

Q:	Is the spin-off taxable for United States federal income tax purposes?

A:	TFS has received a ruling from the Internal Revenue Service that the spin-off will be tax-free to TFS and its U.S. stockholders. See “The Spin-Off — Tax Consequences of the Spin-Off” on page 22 for a more complete discussion of the U.S. federal income tax consequences of the spin-off to holders of TFS common stock.

Q:	What will happen to my existing shares of TFS common stock?

A:	Nothing. The common stock of TFS will continue to be listed on the New York Stock Exchange under the symbol “TFS.” TFS expects that its common stock will continue to trade on a regular basis through and after the spin-off date. The spin-off will not affect the number of outstanding shares of TFS common stock or any rights of TFS stockholders.

Q:	What will be the relationship between Brillian and TFS after the spin-off?

A:	After the spin-off, TFS will not own any Brillian common stock. TFS and Brillian will enter into agreements in connection with the spin-off to allocate responsibility for obligations arising prior to the spin-off and for some obligations that may arise in the future. Additionally, TFS and Brillian will enter into certain agreements under which TFS will lease a portion of its building to Brillian and will provide certain other services to Brillian. See “Relationship Between TFS and Brillian After the Spin-Off” on page 26 for a more complete discussion of the obligations of TFS and Brillian to each other after the spin-off.

Q:	What are the risks involved in owning Brillian common stock?

A:	The separation of Brillian from TFS presents certain risks. For example, Brillian has no prior history of operating as an independent company. Certain other risks are associated with owning Brillian common stock as a result of the nature of Brillian’s business and the markets in which it competes. You should carefully consider these risks, which are described in greater detail in “Risk Factors” beginning on page 6.

Q:	What is Brillian’s dividend policy?

A:	Brillian currently plans to retain any earnings to finance the growth of its business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on Brillian’s financial condition, results of operations, and capital requirements as well as other factors deemed relevant by its board of directors.

Q:	Whom do I contact for information regarding the spin-off, Brillian, and TFS?

A:	Before the spin-off, you should direct inquiries relating to the spin-off as follows:

The Bank of New York
101 Barclay Street, Suite 11E
New York, New York 10286
Tel: (800) 524-4458

or to:

Three-Five Systems, Inc.

1600 North Desert Drive
Tempe, Arizona 85281
Tel: (602) 389-8600
Fax: (602) 389-8989
Attention: Investor Relations

After the spin-off, you should direct inquiries relating to your investment in Brillian common stock as follows:

Brillian Corporation
1600 North Desert Drive
Tempe, Arizona 85281
Tel: (602) 389-8888
Attention: Investor Relations

After the spin-off, the transfer agent and registrar for the Brillian common stock will be:

The Bank of New York
101 Barclay Street, Suite 11E
New York, New York 10286
Tel: (800) 524-4458

SUMMARY

      This summary highlights certain information contained elsewhere in this information statement. You should read this entire information statement carefully, including the risk factors and our financial statements and notes to those statements appearing elsewhere in this information statement. All references to “we,” “us,” “our,” or “our company” in this information statement refer to the microdisplay business of Three-Five Systems, Inc. as it existed historically or as it is expected to exist as Brillian Corporation after the spin-off.

Introduction

      We develop, manufacture, and market microdisplay products utilizing our liquid crystal on silicon, or LCoS®, microdisplay technology for a variety of markets. These markets include rear-projection, high-definition televisions; front-projector multimedia and home theater projectors; and “near-to-eye,” or personal, display applications, including head-mounted monocular or binocular headsets and viewers for industrial, medical, military, commercial, and consumer applications. Our LCoS microdisplays consist of a complementary metal-oxide semiconductor, or CMOS, backplane, liquid crystal layer, and glass packaged for connectivity using highly advanced packaging technologies.

      The display market continually demands greater information content at reduced prices. We believe that the inherent capability of our LCoS technology provides a cost-effective solution to increased information demands. Our LCoS technology provides high-information content in a small size and at a low cost. As a result, we believe our microdisplay products address market trends in those market segments that demand high-information, high-resolution, power-efficient displays with increasing functionality and smaller sizes at low costs.

      There are various types of microdisplay technologies. Liquid crystal on silicon microdisplays are a form of active matrix LCD in which liquid crystalline material is suspended between a glass plate and a silicon backplane rather than between two glass plates. The silicon backplane, which is essentially an integrated circuit, provides drive signals for each pixel element of the display as well as logic functions, such as serial to parallel conversion and data storage. Because CMOS integrated circuits, which involve a highly developed technology, form the basis of these displays, liquid crystal on silicon technology permits a very high-information content, high-performance display in a small size and at a relatively low cost.

      As described below, the spin-off will involve a pro-rata distribution to the holders of TFS common stock of all of our common stock. Apart from our business, TFS engages in the business of providing engineering, electronic manufacturing, and display products to original equipment manufacturers.

      At June 30, 2003, TFS had total assets of $249,713,000, of which $26,671,000 was attributable to us. TFS had net sales of $88,026,000 for the fiscal year ended December 31, 2002, and $72,447,000 for the six months ended June 30, 2003, of which $1,439,000 and $1,131,000, respectively, was attributable to our business. TFS will provide us with $22 million in cash in connection with the spin-off.

      Our website is located at www.brilliancorp.com. Through our website, we will make available free of charge (1) our annual report on Form 10-K, our proxy statement, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished under the Securities Exchange Act; (2) the charters for the Audit Committee, Compensation Committee, and Nominating/ Corporate Governance Committee of our board of directors; (3) our various codes of conduct and ethics applicable to our officers and any amendments of or waivers to those codes; and (4) any other corporate governance materials contemplated by SEC or Nasdaq regulations.

The Spin-Off

Distributing Company	Three-Five Systems, Inc., a Delaware corporation. After the spin-off, TFS will not own any shares of our stock.

Spun-Off Company	Brillian Corporation, a Delaware corporation. After the spin-off, Brillian will be an independent public company.

Securities to be Distributed	Brillian Corporation common stock, par value $.001 per share.

Distribution Ratio	One share of Brillian common stock for every four shares of TFS common stock, or .25 of a share of Brillian common stock for each share of TFS common stock.

No Fractional Shares	No fractional shares will be distributed. See “The Spin-Off — Manner of Effecting the Spin-Off.”

Total Number of Shares to be Distributed	Will depend on the number of shares of TFS common stock outstanding on the record date. Based on the number of shares of TFS common stock outstanding on August 15, 2003, approximately 5,325,880 shares of Brillian common stock will be distributed.

Record Date	September , 2003

Distribution Date	September , 2003

Distribution Agent	The Bank of New York

Proposed Nasdaq National Market Symbol	BRLC

Trading Market	There has been no established trading market for Brillian common stock, although a trading market is expected to develop. See “The Spin-Off — Market for Brillian Common Stock.”

Tax Consequences	TFS has received a private letter ruling from the Internal Revenue Service that, for U.S. federal income tax purposes, no gain or loss will be recognized by TFS from the spin-off or by holders of TFS common stock upon receipt of Brillian common stock in the spin-off. See “The Spin-Off — Tax Consequences of the Spin-Off.”

Relationship between TFS and Brillian after the Spin-Off	TFS and Brillian will enter into various agreements described under “Relationship Between TFS and Brillian After the Spin-Off.” Brillian and TFS may enter into additional or modified agreements, arrangements, and transactions after the spin-off, which will be negotiated on an arm’s-length basis.

Additional Information

      If you have any questions relating to the spin-off, you should contact the following:

The Bank of New York
101 Barclay Street, Suite 11E
New York, New York 10286
Tel: (800) 524-4458

      or

Three-Five Systems, Inc.
1600 North Desert Drive
Tempe, Arizona 85281
Tel: (602) 389-8600
Fax: (602) 389-8989
Attention: Investor Relations

      After the spin-off, if you are a stockholder of Brillian and have questions relating to the spin-off, you should contact us directly. Our contact information is as follows:

Brillian Corporation
1600 North Desert Drive
Tempe, Arizona 85281
Tel: (602) 389-8888
Attention: Investor Relations

RISK FACTORS

      You should carefully consider the following risks related to the spin-off, our business in general, the industry in which we operate, and the ownership of our common stock.

Risks Related to the Spin-Off

We do not have an operating history as a public company, and our business has relied on TFS for various financial, managerial, and administrative services.

      We do not have an operating history as an independent company. Our business has historically relied on TFS for various financial, managerial, and administrative services and has been able to benefit from the earnings, assets, and cash flows of TFS’ other businesses. TFS will not be obligated to provide assistance or services to Brillian after the spin-off, except as described in the Master Separation and Distribution Agreement, the Transition Services Agreement, and the other agreements to be entered into between the companies immediately prior to the spin-off. See “Relationship Between TFS and Brillian After the Spin-Off.”

      Following the spin-off, we will incur the costs and expenses associated with the management of an independent public company. The spin-off may result in some temporary disruption to our operations, as well as to our organization and personnel structure.

Our historical financial information may not be representative of our results as a separate company, as we previously operated as a division of TFS.

      The historical financial information included in this information statement may not be representative of our results of operations, financial position, and cash flows had we operated as a separate, stand-alone entity rather than as a division of TFS during the periods presented or of our results of operations, financial position, and cash flows in the future. This results from the following:

•	in preparing this information, we have made adjustments and allocations because TFS did not account for us as, and we were not operated as, a stand-alone business for all periods presented; and

•	the information does not reflect many changes that will occur in our funding and operations as a result of our spin-off from TFS.

We cannot assure you that the adjustments and allocations we have made in preparing our historical financial statements appropriately reflect our operations during those periods as if we had in fact operated as a stand-alone entity or what the actual effect of our spin-off from TFS will be.

We could incur significant tax liability if the contribution or the spin-off does not qualify for tax free treatment.

      TFS has received a private letter ruling from the IRS to the effect that, among other things, the spin-off will be tax free to TFS and the TFS stockholders under Section 355 of the Internal Revenue Code, except to the extent that cash is received in lieu of fractional shares. The private letter ruling, while generally binding upon the IRS, is based upon factual representations and assumptions and commitments on our behalf with respect to future operations made in the ruling request. The IRS could modify or revoke the private letter ruling retroactively if the factual representations and assumptions in the request were materially incomplete or untrue, the facts upon which the private letter ruling were based are materially different from the facts at the time of the spin-off, or if we do not meet certain commitments made.

      If the spin-off failed to qualify under Section 355 of the Internal Revenue Code, corporate tax would be payable by the consolidated group of which TFS is the common parent based upon the difference between the aggregate fair market value of the assets of our business and the adjusted tax bases of such business to TFS prior to the spin-off. The corporate level tax would be payable by TFS. We have agreed to indemnify TFS for this and other tax liabilities if they result from certain actions taken by us or from the spin-off. See “Relationship Between TFS and Brillian After the Spin-Off — Tax Sharing Agreement.” In addition, under the Internal Revenue Code’s consolidated return regulations, each member of the TFS consolidated group, including Brillian, will be severally liable for these tax liabilities. If we are required to indemnify TFS for these liabilities or otherwise are found liable to the IRS for these liabilities, the resulting obligation could materially and adversely affect our financial condition.

      Additionally, if the spin-off were not to qualify under some circumstances under Section 355 of the Internal Revenue Code, then each owner of TFS common stock that receives shares of Brillian common stock in the spin-off would be treated as if such stockholder received a taxable distribution in an amount equal to the fair market value of the Brillian common stock received on the date it is received.

We have agreed to restrictions and adopted policies in connection with the spin-off that could have possible anti-takeover effects.

      We have agreed to certain restrictions on our future actions to assure that the spin-off will be tax-free, including restrictions with respect to an acquisition of shares of our common stock by an unrelated party. If we fail to abide by these restrictions, and, as a result, the spin-off fails to qualify as a tax-free reorganization, we will be obligated to indemnify TFS for any resulting tax liability. The potential tax liability that could arise from an acquisition of shares of our common stock, together with our related indemnification obligations, could have the effect of delaying, deferring, or preventing a change in control of our company. See “Relationship Between TFS and Brillian After the Spin-Off — Tax Sharing Agreement.”

The agreements governing our relationship with TFS following the spin-off were negotiated while we were a subsidiary of TFS and, as a result, we cannot assure you that the agreements are on terms favorable to us.

      The agreements governing our relationship with TFS following the spin-off were negotiated in a parent-subsidiary context and were negotiated in the overall context of our separation from TFS. At the time of these negotiations, certain of our officers were employees of TFS. We cannot assure you that these agreements were the result of arm’s-length negotiations. Especially as it relates to the Transition Services Agreement and the Real Property Sublease Agreement, we cannot assure you that these agreements are on terms comparable to those which might have been obtained from unaffiliated third parties. Additionally, upon the expiration of these agreements, we may not be able to replace the services and support that TFS will provide under these agreements in a timely manner or on terms and conditions, including costs, as favorable as those we will receive from TFS.

      We have never operated as a stand-alone company. While TFS is contractually obligated to provide us with certain transitional services, we cannot assure you that these services will be sustained at the same level as when we were part of TFS or that we will obtain the same benefits. In addition, as we build our own infrastructure during the term of those agreements, we will incur additional costs for duplicated administrative services.

We will not be able to rely on TFS to fund future capital requirements and, therefore, we may not be able to provide for our capital needs.

      In the past, our capital needs have been satisfied by TFS. However, following the spin-off, TFS will not provide any additional funds to finance our working capital or other cash requirements and will not guarantee our financial or other obligations. The $22 million in funding that TFS will provide us in connection with the spin-off may not be adequate for us to pay the expenses of the spin-off and to fund our operations and planned expenditures through 2004 or beyond. It may be necessary for us to reduce substantially our operating losses (through either increased sales, reduced expenses, or both) or to raise additional funds. We cannot assure you that we will be able to increase our sales, reduce our expenses, or raise necessary funds either before or after the end of 2004.

      We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, and financing activities. To increase our financial resources, we may be required to raise additional capital through a public offering or private placement of equity with strategic or other investors or through debt financing in the future. Future equity financings would dilute the relative percentage ownership of the then existing holders of our common stock. Future debt financings could involve restrictive covenants that limit our ability to take certain actions, such as pay dividends, incur additional indebtedness, or create liens. We may not be able to obtain financing on terms as favorable as those historically enjoyed by TFS. For a more complete discussion of our capital resources, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Creditors of TFS at the time of the spin-off may attempt to challenge the spin-off as a fraudulent conveyance.

      If a court in a lawsuit by an unpaid creditor or representative of creditors, such as a trustee in bankruptcy, of TFS were to find that, among other reasons, at the time of the spin-off, TFS

•	was insolvent,

•	was rendered insolvent by reason of the spin-off,

•	was engaged in a business or transaction for which TFS’ remaining assets constituted unreasonably small capital, or

•	intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured,

the court may be asked to void the spin-off, in whole or in part, as a fraudulent conveyance. The court could then require that our stockholders return some or all of the shares of our common stock or require us to fund liabilities of TFS for the benefit of creditors. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of TFS and Brillian, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. TFS and Brillian believe that each company will be solvent after the spin-off.

Our directors and officers may have conflicts of interest because of their ownership of TFS common stock.

      Certain of our directors and officers have a substantial amount of their personal financial portfolios in TFS common stock and options to purchase TFS common stock. Ownership of TFS common stock by our directors and officers after our separation from TFS could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for TFS and us. Specifically, these directors and officers might take action in their own self interest that might not be the best possible action from our perspective.

Risks Related to our Business

We have never achieved profitability on a quarterly or annual basis.

      We have never achieved profitability on a quarterly or annual basis. We incurred net losses of $22.3 million in 2001, $23.2 million in 2002, and $9.3 million in the first six months of 2003. We expect to incur a net loss for all of 2003 and cannot assure you that we will ever achieve or maintain profitability.

We may not be able to commercialize our technology.

      A key element of our current business involves the ongoing commercialization of our LCoS microdisplay technology. The success of this effort depends on numerous factors. We may be unable to expand our business as we currently anticipate and may make substantial investments in product development, manufacturing, and marketing efforts that may not result in microdisplay sales.

      Although we added additional equipment to our Arizona manufacturing facility in the last two years for manufacturing LCoS microdisplays, the manufacture of LCoS microdisplays will require us to overcome numerous challenges, including the following:

•	the availability of a sufficient quantity of quality materials;

•	the implementation of new manufacturing techniques;

•	the incorporation of new handling procedures;

•	the maintenance of clean manufacturing environments; and

•	the ability to master high tolerances in the manufacturing process.

We experienced lower than expected manufacturing yields in commencing volume production of LCoS microdisplays, and we must achieve satisfactory manufacturing yields.

      The design and manufacture of microdisplays are new and highly complex processes that are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel and equipment. As a result of these factors, we have experienced lower than expected manufacturing yields in producing LCoS microdisplays. These issues could continue and we may continue to encounter lower than desired manufacturing yields as we manufacture LCoS microdisplays in higher volumes, which could result in the delay of the ramp-up to high-volume LCoS manufacturing production. Continued lower than expected manufacturing yields could significantly and adversely affect our operating margins because of the cost of the silicon backplanes used in LCoS microdisplays.

Various target markets for our LCoS microdisplays are uncertain, may be slow to develop, or could use competing technologies.

      Various target markets for our LCoS microdisplays, including front projectors, high-definition televisions, and near-to-eye microdisplays, are uncertain, may be slow to develop, or could utilize competing technologies, especially polysilicon and digital micromirror devices, or DMDs. Many manufacturers have well-established positions in these markets. As a result, we must provide customers with lower cost, comparable performance microdisplays for their products. High-definition television has only recently become available to consumers, and widespread market acceptance is uncertain. Penetrating this market will require us to offer an improved value proposition to existing technology. In addition, the commercial success of the near-to-eye microdisplay market is uncertain. Gaining acceptance in this market may prove difficult because of the radically different approach of microdisplays to the presentation of information. The failure of any of these target markets to develop as we expect, or our failure to penetrate these markets, would impede our anticipated sales growth. Even if our products successfully meet our price and performance goals, our customers may not achieve commercial success in selling their products that incorporate our microdisplay products.

We face intense competition.

      We serve intensely competitive industries that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. Many of our competitors have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, these competitors may be able to introduce new products and respond to customer requirements more quickly than we can.

      Our competitive position could suffer if one or more of our customers decide to design and manufacture their own microdisplay modules, to use microdisplay products that we do not offer, to utilize competitive products, or to use alternative technologies that we may not offer. In addition, our customers sometimes develop a second source, even for microdisplays we supply to them. These second source suppliers may win an increasing share of a program, particularly as it grows and matures, by competing primarily on price rather than on performance.

      Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in developing and manufacturing new products;

•	our ability to address the needs of our customers;

•	the pricing, quality, performance, reliability, features, ease of use, and diversity of our products;

•	foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, which may cause a foreign competitor’s products to be priced significantly lower than our products;

•	the quality of our customer services;

•	our efficiency of production;

•	the rate at which customers incorporate our products into their own products; and

•	product or technology introductions by our competitors.

Competing technologies could reduce the demand for our products.

      We are also subject to competition from competing technologies, such as CRT, polysilicon, plasma, and DMD technologies, as well as other emerging technologies or technologies that may be introduced in the future. For example, Motorola recently announced carbon nanotube technology that is intended to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and LCD screens at a lower cost. The success of competing technologies could substantially reduce the demand for our products.

We are subject to lengthy development periods and product acceptance cycles.

      We sell our microdisplay products to OEMs, which then incorporate them into the products they sell. OEMs make the determination during their product development programs whether to incorporate our microdisplay products or pursue other alternatives. This may require us to make significant investments of time and capital well before our customers introduce their products incorporating these products and before we can be sure that we will generate any significant sales to our customers or even recover our investment.

      During a customer’s entire product development process, we face the risk that our products will fail to meet our customer’s technical, performance, or cost requirements or will be replaced by a competing product or alternative technology. Even if we offer products that are satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our revenue. The lengthy development period also means that it is difficult to immediately replace an unexpected loss of existing business.

We do not have long-term purchase commitments from our customers.

      Our customers generally do not provide us with firm, long-term volume purchase commitments. In addition, the worldwide adverse economic slowdown commencing in 2001 has led to radically shortened lead times on purchase orders. Although we sometimes enter into manufacturing contracts with our customers, these contracts typically clarify order lead times, inventory risk allocation, and similar matters rather than provide firm, long-term volume purchase commitments. As a result, customers generally can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of customer commitments could result in reduced revenue and in our holding excess and obsolete inventory or having unabsorbed manufacturing capacity. The large percentage of our sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change, and product obsolescence, increases our inventory and overhead risks.

      In addition, we make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand can harm our gross margins and operating results.

      On occasion, customers may require rapid increases in production, which can stress our resources and reduce operating margins. Although we have had a net increase in our manufacturing capacity over the past few years, we may not have sufficient capacity at any given time to meet all of our customers’ demands or to meet the requirements of a specific project.

      Our operating results have been materially and adversely affected in the past as a result of the failure to obtain anticipated orders and deferrals or cancellations of purchase commitments because of changes in customer requirements. For example, we have made announcements in the past that sales would not meet our expectations because of delays in or cancellations of customer programs.

We do not sell any products to end users and depend on the market acceptance of the products of our customers.

      We do not sell any products to end users. Instead, we manufacture various microdisplay products that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products. Any significant slowdown in the demand for our customers’ products would adversely affect our business.

      Because our success depends on the widespread market acceptance of our customers’ products, we must identify industries that have significant growth potential and establish relationships with OEMs in those industries. Our failure to identify potential growth opportunities or establish relationships with OEMs in those industries would reduce our revenue potential.

      Our dependence on the success of the products of our customers exposes us to a variety of risks, including the following:

•	our ability to manufacture products for customers on a timely and cost-effective basis;

•	our success in maintaining customer satisfaction with our products;

•	our ability to match our manufacturing capacity with customer demand and to maintain satisfactory delivery schedules;

•	customer order patterns, changes in order mix, and the level and timing of orders placed by customers that we can complete in a quarter; and

•	the cyclical nature of the industries and markets we serve.

Our failure to address these risks may cause our sales to decline.

Shortages of components and materials may delay or reduce our sales and increase our costs.

      We rely on a limited number of suppliers for many components used in our manufacturing and assembly processes. We do not have any long-term supply agreements. At various times, there have been shortages of some of the electronic components that we use and suppliers of some components have lacked sufficient capacity to meet the demand for these components. Our inability to obtain sufficient quantities of components and other materials necessary to produce our microdisplays could result in reduced or delayed sales or lost orders, increased inventory, and underutilized manufacturing capacity. Any delay in or loss of sales could adversely impact our operating results. In addition, we may not be able to pass on component and materials price increases to our customers. We obtain many of the materials we use in the manufacture of our microdisplays from a limited number of foreign suppliers, particularly suppliers located in Asia. As a result, we are subject to increased costs, supply interruptions, and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining from others the materials necessary to produce their products into which our products are incorporated.

      We depend on Taiwan-based United Microelectronics Corporation, or UMC, for the fabrication of silicon wafers and ASICs. We do not have a long-term contract with UMC. As a result, UMC is not obligated to supply us with silicon wafers or ASICs for any specific period, in any specific quantity, or at any specific price, except as provided in purchase orders from time to time. The termination of our arrangements with UMC or its inability or unwillingness to provide us with the necessary amount or quality of silicon wafers or ASICs on a timely basis would adversely affect our ability to manufacture and ship our microdisplay products until alternative sources of supply could be arranged. We cannot assure you that we would be able to secure alternative arrangements.

      Materials and components for some of our major programs may not be available in sufficient quantities to satisfy our needs because of shortages of these materials and components. Any supply interruption or shortages may result in lost sales opportunities.

We must achieve and maintain satisfactory manufacturing yields and capacity.

      If we are unable to achieve and maintain high levels of productivity or satisfactory delivery schedules at our manufacturing facility, our operating results will be adversely affected. In addition, the complexity of manufacturing processes will increase along with increases in the sophistication of microdisplay modules. Any problems with our manufacturing operations could result in the lengthening of our delivery schedules, reductions in the quality or performance of our design and manufacturing services, and reduced customer satisfaction.

Our business depends on new products and technologies.

      We operate in rapidly changing industries. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. As a result, we will be required to expend substantial funds for and commit significant resources to the following:

•	continuing research and development activities on existing and potential microdisplay products;

•	engaging additional engineering and other technical personnel;

•	purchasing advanced design, production, and test equipment;

•	maintaining and enhancing our technological capabilities; and

•	expanding our manufacturing capacity.

      Our future operating results will depend to a significant extent on our ability to provide new products that compare favorably on the basis of time to introduction, cost, and performance with the products of competitive third-party suppliers and technologies. Our success in attracting new customers and developing new business depends on various factors, including the following:

•	the acceptance of our technology;

•	utilization of advances in technology;

•	innovative development of new microdisplay products for customer products; and

•	efficient, timely, and cost-effective manufacture of microdisplay products.

Our products may not achieve commercial success or widespread market acceptance.

      Our products may not achieve customer or widespread market acceptance. Some or all of our products may not achieve commercial success as a result of technology problems, competitive cost issues, yield problems, and other factors. Even when we successfully introduce a new product, our customers may determine not to introduce or may terminate products utilizing our products for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products,

•	superior technologies developed by our competitors,

•	price considerations,

•	lack of anticipated or actual market demand for the products, and

•	unfavorable comparisons with products introduced by others.

The nature of our business requires us to make significant capital expenditures and investments.

      The nature of our business requires us to make significant capital expenditures and investments. For example, our capital acquisition value of the assets, including intangibles such as tooling, licenses, and patents, was $27.4 million through December 31, 2002. To facilitate the development of our LCoS microdisplay products, we also made an equity investment of $3.8 million in Inviso, Inc., which we had to write off in 2001 as a result of the closing of those operations. In 2002, we purchased all of the technology of Inviso for $780,000 after Inviso ceased operations. In addition, we purchased assets and technology of the former Light Valve business unit of National Semiconductor Corporation for approximately $3.6 million during 1999. In early 2002, we purchased certain assets of Zight Corporation at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. We also invested $1.3 million in an advanced packaging company, Silicon Bandwidth, Inc., during 2001 and $5.1 million in ColorLink, Inc., a private company providing color management systems for LCoS microdisplay engines, during 2002. We may be required to make similar investments and acquisitions in the future to maintain or enhance our ability to offer technologically advanced products.

We may be unable to recover any expenditures we make relating to one or more new technologies that ultimately prove to be unsuccessful for any reason.

      We may be unable to recover any expenditures we make relating to one or more new technologies that ultimately prove to be unsuccessful for any reason. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful.

Our Arizona facility and its high-volume manufacturing line are critical to our success.

      Our Arizona facility and its high-volume LCoS microdisplay manufacturing line are critical to our success. We intend, at least initially, to produce all of our LCoS microdisplays on this dedicated line. This facility also houses our principal research, development, engineering, design, and managerial operations. Any event that causes a disruption of the operation of this facility for even a relatively short period of time would adversely affect our ability to provide both technical and manufacturing support for our customers.

Our efforts to sell into the European and Asian markets create a number of logistical and communications challenges.

      Our efforts to sell into the European and Asian markets create a number of logistical and communications challenges. Additionally, we purchase certain materials from international sources, and in the future we may decide to move certain manufacturing functions to, or establish additional manufacturing operations in, international locations. Purchasing, manufacturing, and selling products internationally exposes us to various economic, political, and other risks, including the following:

•	management of a multi-national organization,

•	compliance with local laws and regulatory requirements as well as changes in those laws and requirements,

•	imposition of restrictions on currency conversion or the transfer of funds,

•	transportation delays or interruptions and other effects of less developed infrastructures,

•	foreign exchange rate fluctuations,

•	employment and severance issues,

•	overlap of tax issues,

•	tariffs and duties,

•	possible employee turnover or labor unrest,

•	lack of developed infrastructure,

•	the burdens and costs of compliance with a variety of foreign laws, and

•	political or economic instability in certain parts of the world.

      Political and economic conditions abroad may adversely affect our foreign relationships. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to manufacture or sell microdisplays in foreign markets and to purchase materials or equipment from foreign suppliers.

      Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer or repatriation of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by our host countries to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers.

      While we transact business predominantly in U.S. dollars and bill and collect most of our sales in U.S. dollars, we occasionally collect a portion of our revenue in non-U.S. currencies. In the future, customers may make payments in non-U.S. currencies.

      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

Our operating results may have significant periodic and seasonal fluctuations.

      In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors may contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the timing of orders,

•	the volume of orders relative to our capacity,

•	product introductions and market acceptance of new products or new generations of products,

•	evolution in the life cycles of customers’ products,

•	timing of expenditures in anticipation of future orders,

•	effectiveness in managing manufacturing processes,

•	changes in cost and availability of labor and components,

•	introduction and market acceptance of our customers’ products,

•	product mix,

•	pricing and availability of competitive products, and

•	changes or anticipated changes in economic conditions.

      Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future period, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decline.

We must effectively manage our growth.

      The failure to manage our growth effectively could adversely affect our operations. Our ability to manage our planned growth effectively will require us to

•	enhance our operational, financial, and management systems;

•	expand our facilities and equipment; and

•	successfully hire, train, and motivate additional employees, including the technical personnel necessary to operate our production facility in Tempe, Arizona.

We depend on key personnel.

      Our development and operations depend substantially on the efforts and abilities of our senior management and technical personnel. The competition for qualified management and technical personnel is intense. Although we have not experienced problems of recruiting and maintaining qualified personnel to date, we have limited experience in personnel recruitment or retention as an independent company. The loss of services of one or more of our key employees or the inability to add key personnel could have a material adverse effect on us. Although we maintain non-competition and nondisclosure covenants with certain key personnel, we do not have any fixed-term agreements with, or key person life insurance covering, any officer or employee.

We must protect our intellectual property, and others could infringe on or misappropriate our rights.

      We believe that our success depends in part on protecting our proprietary technology. Third parties could claim that we are infringing their patents or other intellectual property rights. In the event that a third party alleges that we are infringing its rights, we may not be able to obtain licenses on commercially reasonable terms from the third party, if at all, or the third party may commence litigation against us.

      We rely on a combination of patent, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our intellectual property. We seek to protect certain of our technology under trade secret laws, which afford only limited protection. We face risks associated with our intellectual property, including the following:

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent any patent issued to us;

•	rights granted under patents issued to us may not provide competitive advantages to us;

•	pending patent applications may not be issued;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries in which we operate.

      We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in every country in which we sell our products. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract our management’s time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

The cyclical nature of the electronics industry may cause substantial period-to-period fluctuations in our operating results.

      The electronics industry has experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, and production over-capacity. In addition, the electronics industry is cyclical in nature. We may experience substantial period-to-period fluctuations in operating results, at least in part because of general industry conditions or events occurring in the general economy.

We must finance the growth of our business and the development of new products.

      To remain competitive, we must continue to make significant investments in research and development, equipment, and facilities. As a result of the increase in fixed costs and operating expenses related to these capital expenditures, our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

      From time to time, we may seek additional equity or debt financing to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment. We cannot predict the timing or amount of any such capital requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

Potential strategic alliances may not achieve their objectives.

      We have entered into various strategic alliances, and we plan to enter into other similar types of alliances in the future. Among other matters, we will explore strategic alliances designed to do the following:

•	enhance or complement our technology or work in conjunction with our technology;

•	increase our manufacturing capacity;

•	provide necessary know-how, components, or supplies; and

•	develop, introduce, and distribute products utilizing our technology.

      Any strategic alliances may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

      We plan to review opportunities to buy other businesses or technologies that would complement our current products, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer other growth opportunities. While we have no current agreements or active negotiations underway, we may buy businesses, products, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities. Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems integrating the purchased operations, technologies, products, or services with our own;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees and customers of purchased organizations.

      Our acquisition strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired businesses with our own operations or managing acquired businesses profitably without substantial costs, delays, or other operational or financial problems.

      We may issue common or preferred stock and incur substantial indebtedness in making future acquisitions. The size, timing, and integration of any future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. Consequently, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect the market price of our common stock.

      Our ability to grow through acquisitions will depend upon various factors, including the following:

•	the availability of suitable acquisition candidates at attractive purchase prices,

•	the ability to compete effectively for available acquisition opportunities, and

•	the availability of funds or common stock with a sufficient market price to complete the acquisitions.

      As a part of our acquisition strategy, we frequently engage in discussions with various companies regarding their potential acquisition by us. In connection with these discussions, we and each potential acquisition candidate exchange confidential operational and financial information, conduct due diligence inquiries, and consider the structure, terms, and conditions of the potential acquisition. In certain cases, the prospective acquisition candidate agrees not to discuss a potential acquisition with any other party for a specific period of time, grants us an option to purchase the prospective business for a designated price during a specific time, and agrees to take other actions designed to enhance the possibility of the acquisition, such as preparing financial information. Potential acquisition discussions frequently take place over a long period of time and involve difficult business integration and other issues, including in some cases, management succession and related matters. As a result of these and other factors, a number of potential acquisitions that from time to time appear likely to occur do not result in binding legal agreements and are not consummated.

      We have not encountered any such problems in the limited number of investments that we have made to date. We cannot assure you that we will be successful in overcoming problems encountered in connection with acquisitions in the future, and our inability to do so could adversely affect our ability to make successful acquisitions.

We are subject to governmental regulations.

      Like all businesses, our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. We could become subject to liabilities as a result of a failure to comply with applicable laws and incur substantial costs from complying with existing, new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

Risks Related to Securities Markets

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

      There has been no public market for our common stock prior to the spin-off. An active public market for our common stock may not develop or be sustained after the spin-off. The price of our common stock in any such market may be higher or lower than the initial trading price. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

      In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

The combined post-spin-off value of TFS and Brillian shares may not equal or exceed the pre-spin-off value of TFS shares.

      After the spin-off, TFS common stock will continue to be listed and traded on the New York Stock Exchange. We have applied to list our common stock on the Nasdaq National Market. We cannot assure you that the combined trading prices of TFS common stock and our common stock after the spin-off will be equal to or greater than the trading price of TFS common stock prior to the spin-off. Until the market has fully evaluated the business of TFS without our business, the price at which TFS common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business, the price at which our common stock trades may fluctuate significantly.

Substantial sales of our common stock following the spin-off, or the perception that such sales might occur, could depress the market price of our common stock.

      Substantially all of the shares of our common stock distributed in the spin-off will be eligible for immediate resale in the public market. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, could depress the market price of our common stock. We are unable to predict whether substantial amounts of our common stock will be sold in the open market following the spin-off.

Our change in control provisions could make it more difficult for a third party to acquire us, and discourage a takeover, and may adversely affect existing stockholders.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

      We have also adopted a stockholder rights plan intended to encourage anyone seeking to acquire our company to negotiate with our board of directors prior to attempting a takeover. While the plan was designed to guard against coercive or unfair tactics to gain control of our company, the plan may have the effect of making more difficult or delaying any attempts by others to obtain control of our company.

      These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See “Description of Capital Stock — Anti-Takeover Effects” and “Description of Capital Stock — Stockholder Rights Plan.”

We do not pay cash dividends.

      We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the foreseeable future. Instead, we intend to apply any earnings to the expansion and development of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      The statements contained in this information statement that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our “expectations,” “anticipation,” “intentions,” “beliefs,” or “strategies” regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2003 and thereafter; technological innovations; future products or product development; our product development strategies; potential acquisitions or strategic alliances; the success of particular product or marketing programs; and liquidity and anticipated cash needs and availability. All forward-looking statements included in this information statement are based on information available to us as of the date of this information statement, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed under “Risk Factors.”

THE SPIN-OFF

Background and Reasons for the Spin-Off

      TFS was incorporated in 1990 and became a public company that same year. We were incorporated in May 2003 as a wholly owned subsidiary of TFS. The business of TFS originally consisted of the design and manufacture of user interface devices for operational control and informational display functions. Early products of TFS relied on both light emitting diode, or LED, and liquid crystal display, or LCD, technologies.

      Over time, the business of TFS has evolved into two related but distinct segments, which led TFS to establish two divisions:

•	the Integrated Systems and Displays, or ISD, division, which provides end-to-end engineering, electronic manufacturing services, and display products for original equipment manufacturers; and

•	the Microdisplay division, which offers a variety of microdisplay devices based on the LCoS microdisplay technology.

      The ISD division provides end-to-end engineering, electronic manufacturing services, and display products to the mobile handset, computer, and medical device markets. The Microdisplay division offers microdisplay products for application in the projection, high-definition television, and near-to-eye markets. Consequently the ISD and Microdisplay divisions have different growth characteristics, strategic priorities, and financial profiles.

      Over the past year, the board of directors of TFS has considered various alternatives to separate the Microdisplay and ISD divisions. On March 17, 2003, TFS announced its intention to effect a spin-off of its Microdisplay division through the tax-free distribution of our common stock to TFS stockholders. The reasons for the spin-off include the following:

•	Business Focus. As a result of the spin-off, both TFS and Brillian will be better able to focus financial and operational resources on its own business and on exploring and expanding the most appropriate growth opportunities and executing its own strategic plan.

•	Financial Market Focus. Each business is in a different stage of development and therefore attracts different types of investors. Two separate public companies will enable financial markets to evaluate each company more effectively, thereby maximizing stockholder value over the long term for both TFS and Brillian.

•	Employee Incentives. The spin-off will allow each company to develop incentive programs for management and other professionals that are tailored to its own business and are tied to the market performance of its own common stock. These programs will more directly reward employees based on each company’s individual success and the spin-off will provide direct accountability to public investors.

•	Capital Financing Flexibility. After the spin-off, each company should have greater capital planning flexibility. Brillian will no longer have to compete with other business units of TFS to secure funding for the investments it believes are appropriate to effect its growth plan. Similarly, the ISD business will have greater access to working capital without the competing needs of Brillian.

      In determining to effect the spin-off for the above reasons, the board of directors of TFS was mindful that the growth potential of the Microdisplay division weighed against the transfer of that business by TFS. The board determined, however, that the spin-off provided a mechanism to enable the stockholders of TFS to take advantage of the growth potential of the Microdisplay division.

Manner of Effecting the Spin-Off

      TFS will accomplish the spin-off by distributing all of the outstanding shares of Brillian common stock owned by TFS to TFS stockholders as a dividend. On August      , 2003, the board of directors of TFS declared the dividend necessary to effect the spin-off. Each TFS stockholder of record as of the close of business on September      , 2003, which is the record date for the spin-off, will receive shares of Brillian common stock in the spin-off. On the spin-off date, TFS stockholders will each receive one share of Brillian common stock for every four shares of TFS common stock, or .25 of a share of Brillian common stock for each share of TFS common stock, held as of the record date. Although the spin-off will not occur unless the stated conditions are satisfied, we expect that the spin-off will take place on or about September      , 2003. For a more complete discussion of the conditions required for the spin-off to occur, see “The Spin-Off — Conditions to the Spin-Off.”

      As soon as possible on or after the spin-off date, TFS will deliver to the distribution agent, as agent for TFS stockholders as of the close of business on the record date, certificates representing shares of Brillian common stock. The distribution agent will then mail, on or about the spin-off date, certificates representing shares of Brillian common stock to the record owners of TFS. Following the spin-off, those stockholders may transfer the shares to a brokerage account or may retain, transfer, or sell the shares.

      For stockholders of TFS that own shares through a stockbroker, bank, or other nominee, the receipt of Brillian shares will depend on the stockholder’s arrangements with the nominee holding the TFS shares. We anticipate that stockbrokers and banks generally will credit their customers’ accounts with Brillian common stock on or about September      , 2003, but stockholders are urged to check with their stockbroker, bank, or other nominee.

      Fractional shares of Brillian common stock will not be issued to TFS stockholders as part of the distribution. In lieu of receiving fractional shares, each holder of TFS common stock that would otherwise be entitled to receive a fractional share of Brillian common stock will receive cash for the fractional interest, which is taxable to such holder. The amount of such payment will depend on the market price of the Brillian common stock at the time of the distribution.

      No TFS stockholder will be required to pay cash or other consideration for the shares of Brillian common stock to be received in the spin-off or to surrender or exchange shares of TFS common stock in order to receive Brillian common stock.

      Accordingly, neither TFS nor Brillian will receive any proceeds from the distribution of Brillian shares in the spin-off.

Results of the Spin-Off

      After the spin-off, we will be a public company separate from TFS. The number and identity of our stockholders immediately after the spin-off will be approximately the same as the number and identity of stockholders of TFS on September      , 2003. Immediately after the spin-off, we expect to have approximately 590 holders of record of our common stock and approximately 5,325,880 shares of our common stock outstanding, based on the number of TFS record stockholders and issued and outstanding shares of TFS common stock as of the close of business on August 15, 2003 and after giving effect to the delivery to stockholders of cash in lieu of fractional shares of our common stock. The actual number of shares of our common stock to be distributed will be determined as of the record date and could be affected by, among other things, the exercise of vested TFS stock options.

      The spin-off will not affect the rights of the holders of outstanding shares of TFS common stock or the rights associated with those shares.

Market for Brillian Common Stock

      Currently there is no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol “BRLC.” “Regular-way” trading of our common stock is expected to begin on the first trading day after the spin-off date. In addition, we expect that “when-issued” trading for our common stock will develop prior to the spin-off date. “When-issued” trading refers to a transaction made conditionally because the stock has been authorized but is not yet issued or available. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the distribution, and if the distribution does not occur, all when-issued trading will be null and void. On the first trading day following the distribution date, when-issued trading in respect of the Brillian common stock will end and regular-way trading will begin. “Regular-way” trading refers to trading after a stock has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. TFS expects that its common stock will continue to trade on a regular basis through and after the spin-off date.

      The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent’s address is 101 Barclay Street, Suite 11E, New York, New York 10286 and its telephone number is (800) 524-4458.

      Shares of our common stock distributed in the spin-off will be freely transferable, except for shares received by persons that may be deemed to be our “affiliates” under the Securities Act of 1933. Persons that may be deemed to be our affiliates after the spin-off generally include individuals or entities that control, are controlled by, or are under common control with us and may include some of our officers, directors, or principal stockholders. Persons or entities that are our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement under the Securities Act or any exemption from the registration requirements of the Securities Act that may be available, including Rule 144.

      See “Risk Factors” for a discussion of considerations relating to the market for and trading prices of our common stock following the spin-off.

Tax Consequences of the Spin-Off

      The following summarizes the material U.S. federal income tax consequences of the spin-off. The discussion that follows is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations under the Code, existing administrative interpretations, and court decisions as of the date of this information statement, all of which are subject to change, possibly with retroactive effect, and all of which are subject to differing interpretation. The following discussion does not address the effects of the spin-off under any state, local, or foreign tax laws.

      The tax treatment of a TFS stockholder may vary depending upon the stockholder’s particular situation, and some TFS stockholders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons that do not hold TFS common stock as capital assets, employees of TFS, and individuals who hold TFS common stock as part of a straddle or conversion transaction) may be subject to special rules not discussed below. You are urged to consult your tax advisor with respect to the specific tax consequences of the spin-off, including the effects of federal, state, local, foreign, and other tax rules and the effect of possible changes in tax laws.

      TFS has received a private letter ruling from the IRS regarding the U.S. federal income tax consequences of the spin-off, substantially to the effect that, among other things:

•	no gain or loss will be recognized by TFS or Brillian upon the transfer of the Brillian business assets by TFS to Brillian and the assumption by Brillian of certain liabilities;

•	the spin-off will qualify as a tax-free spin-off under Section 355 of the Code;

•	no gain or loss will be recognized by TFS upon the distribution of all of its shares of Brillian common stock to the stockholders of TFS;

•	no gain or loss will be recognized by, and no amount will be included in the income of, the TFS stockholders as a result of their receipt of Brillian common stock in the spin-off;

•	the cash paid in lieu of fractional shares will be treated as distributions in full payment in exchange for such shares;

•	in connection with the spin-off, a stockholder’s basis in TFS common stock will be apportioned between the TFS common stock and the Brillian common stock received in the spin-off in accordance with their relative fair market values on the date of the spin-off; and

•	the holding period of the Brillian common stock received in the spin-off will include the holding period of the TFS common stock with respect to which the Brillian common stock will be distributed, provided the TFS common stock is held as a capital asset on the date of the spin-off.

      The private letter ruling is generally binding on the IRS. However, the ruling was based upon various factual representations and assumptions, as well as upon undertakings to which TFS and we have agreed. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in any material respect. If, however, any of those factual representations or assumptions were untrue or incomplete in a material respect, any undertaking were not complied with, or the facts upon which the ruling was based were materially different from the facts at the time of the spin-off, the ruling received from the IRS might be invalid.

      Certain acquisitions of the stock of Brillian or TFS prior to, or following, the spin-off might cause the spin-off to be taxable, for federal income tax purposes, to TFS, but not its stockholders, if the acquisitions involve, in the aggregate, the acquisition of 50% or more, by vote or value, of the stock of Brillian or TFS and are found to be part of a plan, or series of related transactions, of which the spin-off is a part. Acquisitions of Brillian or TFS stock occurring during the four-year period beginning two years before, and ending two years after, the spin-off are presumed to be part of a plan, or series of related transactions, of which the spin-off is a part.

      If the contribution or the spin-off were not to qualify for tax-free treatment for U.S. federal income tax purposes then, in general, a very substantial tax would be payable by TFS. Such a tax would generally be based upon the excess of the gross fair market value of the Brillian assets over the tax basis of those assets, which tax basis is expected to be significantly less than the fair market value. If the spin-off were not to qualify for tax-free treatment for U.S. federal income tax purposes, other than by reason of acquisitions described in the preceding paragraph, then, in general, a very substantial tax would also be payable by the TFS stockholders. In general, a TFS stockholder would be treated as having received a distribution equal to the fair market value of the Brillian common stock on the date of distribution. The distribution would be taxed as ordinary dividend income to the extent not in excess of the current and accumulated earnings and profits of TFS. To the extent the distribution is in excess of the current and accumulated earnings and profits, the distribution would decrease, but not below zero, a TFS stockholder’s tax basis in his or her TFS common stock. Thereafter, the distribution would be taxed as gain from the sale or exchange of TFS common stock.

      Under U.S. federal income tax laws, TFS and Brillian would be jointly and severally liable for TFS’ federal income taxes resulting from the contribution or spin-off being taxable. As summarized below under “Relationship Between TFS and Brillian After the Spin-Off — Tax Sharing Agreement,” arrangements will exist between TFS and Brillian relating to tax sharing and other tax matters, including indemnification by Brillian to TFS with respect to the failure of the contribution of the Brillian business or the spin-off to be tax free.

      U.S. Treasury Regulations require each TFS stockholder to attach to the stockholder’s U.S. federal income tax return for the year of the spin-off a detailed statement setting forth data as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. Within a reasonable time after the spin-off, TFS will provide TFS stockholders with the information necessary to comply with these requirements and will provide information regarding the allocation of the tax basis as described in the fifth bullet point above in this section. The private letter ruling will not specifically address the tax basis allocation rules applicable to TFS stockholders that hold blocks of TFS common stock with different per share tax bases and these stockholders should consult their own tax advisors in that regard.

Treatment of Stock Options in the Spin-Off

      In connection with the spin-off, each outstanding nonqualified TFS option granted prior to the spin-off, will be converted into both an adjusted TFS option and a substitute Brillian option. The treatment of such TFS options will be identical for those employees who remain employees of TFS immediately after the spin-off and for those employees who become employees of Brillian in connection with the spin-off. These TFS options will be converted in a manner that preserves the aggregate exercise price of each option, which will be allocated between the adjusted TFS option and the substitute Brillian option.

      In addition, it is expected that TFS employees who transfer to Brillian will receive new grants of Brillian options. Brillian currently anticipates granting options to purchase approximately 500,000 shares of Brillian common stock to its employees, including executive officers, shortly after Brillian’s separation from TFS. The actual number of options, the exercise price of those options, and the various other terms and conditions of those options will be determined by the Brillian plan administrator at the time of grant.

      For a more complete discussion of the treatment of stock options in the spin-off, see “Relationship Between TFS and Brillian after the Spin-Off — Stock Options.”

Conditions to the Spin-Off

      The spin-off is conditioned upon, among other customary conditions, the following:

•	TFS’ receipt of the private letter ruling from the IRS as described under “The Spin-Off — Tax Consequences of the Spin-Off,” which has been received;

•	receipt by the TFS board of directors of an opinion of the financial advisor to TFS regarding the financial viability of Brillian, which opinion has been received;

•	the absence of any prohibition of the spin-off by any law or governmental authority;

•	registration of our common stock under the Securities Exchange Act of 1934, which registration has not yet been effected; and

•	approval for listing on the Nasdaq National Market of our common stock, which approval has not yet been received.

      Even if all the conditions to the spin-off are satisfied, TFS has reserved the right to amend or terminate the Master Separation and Distribution Agreement providing for the spin-off and the related transactions. The TFS board of directors has not attempted to identify or establish objective criteria for evaluating the particular types of events or conditions that would cause it to consider amending or terminating the spin-off. Although the conditions described above may be waived by TFS to the extent permitted by law, the TFS board of directors currently has no intention to proceed with the spin-off unless each of these conditions is satisfied.

Opinion of Financial Advisor

      TFS retained Needham & Company, Inc. as financial advisor in connection with the spin-off. Needham & Company has delivered to the TFS board of directors a written opinion dated August 13, 2003 that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, it is reasonable to conclude that Brillian will be financially viable as a separate stand-alone entity for at least 12 months following the effective date of the spin-off. The term “financially viable” means and refers exclusively to the ability of Brillian, as a separate stand-alone entity, to finance its operating and capital requirements for at least 12 months following the effective date of the spin-off, as currently projected in the financial forecasts provided to Needham & Company by management of TFS and Brillian referred to below, based on the assumptions, conditions, and limitations contained in the opinion letter. The TFS board of directors considered this opinion in deciding to formally declare the spin-off dividend.

      The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, limitations on, and scope of the review undertaken by Needham & Company, is attached to this information statement as Annex A. The summary of the Needham & Company opinion set forth in this information statement is qualified in its entirety by reference to the Needham & Company opinion. The Needham & Company opinion is addressed to the TFS board of directors, addresses only the “financial viability,” as defined in the opinion, of Brillian as a separate stand-alone entity following the spin-off, and does not constitute a recommendation to any TFS stockholder as to whether such stockholder should buy, sell, or continue to hold TFS common stock or, following the spin-off, TFS common stock or Brillian common stock.

      In arriving at its opinion, Needham & Company

•	reviewed the Information Statement (subject to completion) filed as part of Amendment No. 1 to the Registration Statement on Form 10 of Brillian on June 27, 2003;

•	reviewed certain publicly available information relating to Brillian and certain other relevant financial and operating data of Brillian furnished to Needham & Company by TFS;

•	reviewed certain financial forecasts provided to Needham & Company on August 4, 2003 by management of TFS and Brillian relating to the business and prospects of Brillian, including current and projected operating and capital requirements (together, the “Forecasts”);

•	conducted discussions with members of senior management of TFS and Brillian concerning the business and prospects of Brillian; and

•	reviewed the pro forma financial results, financial condition and capitalization of Brillian after giving effect to the spin-off, as provided to Needham & Company by management of TFS and Brillian.

In arriving at its opinion, Needham & Company did not attribute any particular weight to any analysis or factor considered in reaching its conclusion, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.

      Needham & Company assumed and relied upon, without independent verification, the accuracy and completeness of the information, including the Forecasts, reviewed by or provided to it for purposes of rendering its opinion. Needham & Company assumed that for federal and state income tax purposes, no income, gain or loss will be recognized by TFS, Brillian, or their respective stockholders as a result of the spin-off and that the spin-off will be completed in the manner set forth in this information statement. Needham & Company also assumed that the Forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TFS and Brillian as to the future operating and financial performance of Brillian. Needham & Company noted that the Forecasts indicate that in the event Brillian is successful in receiving substantial orders, Brillian will require, and the Forecasts contemplate the receipt of, additional working capital financing from external sources. For purposes of its opinion, Needham & Company assumed that the results contemplated in the Forecasts, including expenditures to be made and external financing to be received by Brillian, will be realized in the amounts and at the times contemplated therein. Needham & Company expressed no opinion with respect to the Forecasts or the assumptions on which they were based, including the availability of external financing. Management believes that it can obtain such external financing in the periods contemplated by the Forecasts. While, based on the assumptions set forth in the Forecasts, there is a likelihood that such financing may be obtained in such periods, there can be no assurance that such financing will be obtained.

      Needham & Company relied upon the assessments of the management of TFS and Brillian with respect to the business, operation and strategic risks of the spin-off. Needham & Company also assumed that neither TFS nor Brillian becomes subject to any event, including any change in business strategy or operating plans from those contemplated in the Forecasts, or enters into any transaction that would materially and adversely affect Brillian’s projected operating results or materially increase Brillian’s projected capital requirements, as such are set forth in the Forecasts. If the assumptions, judgments or estimates made by the management of TFS or Brillian with respect to the Forecasts and other information reviewed by Needham & Company were incorrect, unreasonable or inaccurate, or are altered by management subsequent to the date of the Forecasts, Needham & Company’s conclusions could be materially affected.

      The Needham & Company opinion is subject to the limitation that Needham & Company did not make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of TFS or Brillian, nor does the opinion address the solvency of TFS or Brillian or their respective abilities to access the capital markets at any time prior to or after the spin-off. The Needham & Company opinion states that it was based on economic, monetary and market conditions existing as of its date. Needham & Company expressed no opinion as to the actual value of TFS common stock before or following the spin-off or of Brillian common stock following the spin-off or the prices at which the common stock of TFS or Brillian will trade before or after the spin-off.

      Under the terms of its engagement letter with Needham & Company, TFS has paid or agreed to pay Needham & Company a fee for financial advisory services that TFS and Needham & Company believe are customary in transactions of this nature. A substantial portion of Needham & Company’s fees, consisting of the fee for financial advisory services in excess of the retainer fees paid to Needham & Company, are contingent on consummation of the spin-off. Whether or not the spin-off is consummated, TFS has agreed to reimburse Needham & Company for its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham & Company as financial advisor to TFS.

      Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the TFS board of directors to act as TFS’ financial advisor in connection with the spin-off based on Needham & Company’s experience as well as Needham & Company’s familiarity with TFS and technology companies. Needham & Company has in the past and may in the future provide investment banking and financial advisory services to TFS unrelated to the spin-off, for which services Needham & Company has received and expects to receive compensation. In the normal course of its business, Needham & Company may actively trade the equity securities of TFS for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in these securities.

RELATIONSHIP BETWEEN TFS AND BRILLIAN AFTER THE SPIN-OFF

      The spin-off, and the transactions being undertaken in connection with the spin-off, will be effected according to a Master Separation and Distribution Agreement between us and TFS. In addition, we will enter into ancillary agreements contemplated by the Master Separation and Distribution Agreement and other agreements that will govern various ongoing relationships between us and TFS.

      There is set forth below a summary description of the Master Separation and Distribution Agreement and some of the ancillary agreements. This description, which summarizes the material terms of those agreements, does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements. Some of these agreements, including the forms of the Master Separation and Distribution Agreement, Transition Services Agreement, Tax Sharing Agreement, Intellectual Property Agreement, and Real Property Sublease Agreement, have been filed with the Securities and Exchange Commission as exhibits to the Form 10 registration statement of which this information statement is a part.

Master Separation and Distribution Agreement

      The Master Separation and Distribution Agreement provides for, among other things, the principal corporate transactions required to effect the separation of Brillian’s business from the remaining TFS businesses, the spin-off, and other agreements governing the relationship between us and TFS after the spin-off.

      Under the Master Separation and Distribution Agreement, TFS will transfer to us substantially all of the assets, and we will assume substantially all of the corresponding liabilities, of Brillian’s business. The assets of Brillian’s business will be transferred to us, and limited representations and warranties will be made by TFS regarding those assets. We believe the assets to be transferred to us will enable us to conduct our business after the spin-off in the same manner that the business was conducted as a division of TFS.

      The TFS board of directors will have the sole discretion to determine the date of the spin-off. The spin-off is conditioned on, among other things, declaration of the spin-off by the TFS board of directors. Other conditions to the spin-off include the following:

•	TFS’ receipt of the private letter ruling from the IRS described under “The Spin-Off — Tax Consequences of the Spin-Off,” which has been received;

•	receipt by the TFS board of directors of an opinion of the financial advisor to TFS regarding the viability of Brillian after the spin-off, which opinion has been received;

•	the absence of any prohibition on the spin-off by any law or governmental authority;

•	registration of our common stock under the Exchange Act, which registration has not yet been effected; and

•	approval for listing on the Nasdaq National Market of our common stock, which approval has not yet been received.

      Even if all of the conditions to the spin-off are satisfied, TFS has reserved the right to amend or terminate the Master Separation and Distribution Agreement and the related transactions. The TFS board of directors has not attempted to identify or establish objective criteria for evaluating the particular events or conditions that would cause the TFS board of directors to consider amending or terminating the spin-off. Although the conditions described above may be waived by TFS to the extent permitted by law, the TFS board of directors currently has no intention to proceed with the spin-off unless each of these conditions is satisfied.

      Subject to certain exceptions, the Master Separation and Distribution Agreement will provide for cross-indemnities principally designed to place financial responsibility for the liabilities of Brillian’s business with Brillian and financial responsibility for the obligations and liabilities of TFS’ retained businesses with TFS. Specifically, we have agreed to assume liability for, and to indemnify TFS against, any and all liabilities associated with Brillian’s business. These liabilities include any litigation, proceedings, or claims relating to the products, services, and operations thereof whether or not the underlying basis for such litigation, proceeding, or claim arose prior to or arises after the date of the transfer of the Brillian business by TFS to us. TFS has agreed to indemnify us against any and all liabilities associated with TFS’ retained businesses.

      The Master Separation and Distribution Agreement provides for the allocation of benefits between us and TFS under existing insurance policies after the date of the spin-off for claims made or occurrences prior to the date of the spin-off and sets forth procedures for the administration of insured claims. In addition, the Master Separation and Distribution Agreement provides that TFS will use its reasonable efforts to maintain directors’ and officers’ insurance at substantially the level of TFS’ current directors’ and officers’ insurance policy for a period of three years with respect to the directors and officers of TFS who will become directors and officers of our company as of the date of the spin-off for acts relating to periods prior to the date of the spin-off.

      The Master Separation and Distribution Agreement also provides that we and TFS will be granted access to certain records and information in the possession of the other. This requires the retention by TFS and us of the information in its possession relating to the other. Further, the party in possession of the information must use commercially reasonable efforts to notify the other party of its intention to dispose of such information, other than as permitted by that party’s record retention policy.

      The Master Separation and Distribution Agreement also provides that, for a period of five years after the spin-off, neither we nor TFS can engage in the business of the other. Further, the Master Separation and Distribution Agreement addresses the treatment of employee benefit matters and other compensation arrangements for our employees and their beneficiaries and dependents. These provisions of the Master Separation and Distribution Agreement contemplate that we will establish retirement savings and welfare plans. The Master Separation and Distribution Agreement also provides that the account balances, including outstanding loans, of all our employees participating in TFS’ 401(k) plan will be transferred to our new 401(k) plan and assets held in trust related to such account balances will be transferred to new trusts established by us. The Master Separation and Distribution Agreement also generally provides that, after the spin-off, we will assume all liabilities for benefits under any welfare plans related to our employees, other than specified claims incurred on or before the spin-off. Moreover, the Master Separation and Distribution Agreement provides that, effective as of the spin-off, we will become responsible for all other liabilities to our employees. The Master Separation and Distribution Agreement also provides that we will issue stock options in substitution of outstanding options to purchase TFS common stock, as described below.

      The Master Separation and Distribution Agreement contains provisions that govern the resolution of disputes, controversies, or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies, and claims by escalation of the matter to senior management or other mutually agreed representatives of the parties. Any disputes remaining unresolved are then to be submitted to mandatory mediation. If such efforts are not successful, either party may then commence litigation. These procedures are intended to produce an expeditious resolution of any such dispute, controversy, or claim.

Stock Options

      Each outstanding nonqualified TFS option granted prior to the spin-off will be converted into both an adjusted TFS option and a substitute Brillian option. The treatment of such TFS options will be identical for those employees who remain employees of TFS immediately after the spin-off and for those employees who become employees of Brillian in connection with the spin-off. These TFS options will be converted in a manner that preserves the aggregate exercise price of each option, which will be allocated between the adjusted TFS option and the substitute Brillian option based on a comparison of the market capitalization of TFS and the market capitalization of Brillian after the record date. Both options, when combined, will preserve the intrinsic value of the existing option, and each will preserve the ratio of the exercise price to the fair market value of the stock subject to the option.

      Specifically, the number of shares of TFS common stock subject to an adjusted TFS option will be the same as the number of shares subject to the existing TFS option, and the current exercise price will be multiplied by the following fraction:

TFS Market Capitalization (after the record date)

TFS Market Capitalization (after the record date) + Brillian Market Capitalization (after the record date)

      The number of shares of Brillian common stock subject to a substitute Brillian option will equal the number of shares of TFS common stock subject to the existing TFS option divided by four. The exercise price of the substitute Brillian option will equal the exercise price of the existing TFS option multiplied by four and then multiplied by the following fraction:

Brillian Market Capitalization (after the record date)

TFS Market Capitalization (after the record date) + Brillian Market Capitalization (after the record date)

      Employment with TFS will be taken into account in determining when each substitute Brillian option becomes exercisable and when it terminates, and in all other respects the terms of the substitute option will be substantially the same as the existing TFS option. As of August 15, 2003, there were outstanding options to purchase 3,053,099 shares of TFS common stock that would be converted in this manner.

      It is also anticipated that our employees will be granted additional options to purchase our common stock. We currently anticipate granting options to purchase approximately 500,000 shares of our common stock to our employees, including our executive officers, shortly after our separation from TFS. The option grants to our employees will be at such times, and will have such exercise prices and other terms and conditions, as our option plan administrator shall determine.

Tax Sharing Agreement

General Taxes

      Under the Tax Sharing Agreement, we will be liable for and indemnify TFS against any taxes, other than Separation Taxes, that are attributable to us since our formation, even while we were a member of TFS’ federal consolidated tax group. TFS will indemnify us against any taxes, other than Separation Taxes, that are attributable to the businesses retained by TFS. The Tax Sharing Agreement sets forth rules for determining taxes attributable to us and taxes attributable to the businesses retained by TFS.

Separation Taxes

      The Tax Sharing Agreement sets forth the rights and obligations of TFS and our company with respect to taxes imposed on the respective businesses both before and after the spin-off and with respect to Separation Taxes. For purposes of the Tax Sharing Agreement, “Separation Taxes” include taxes and other liabilities imposed on TFS or Brillian as a result of a determination that (1) the contribution of the Brillian assets to Brillian failed to qualify for tax-free treatment; (2) the spin-off failed to qualify as a tax-free spin-off under Section 355 of the Code; or (3) TFS, under special rules, was subject to tax as a result of the spin-off even though the spin-off generally qualified for tax-free treatment under Section 355 of the Code.

      Under the Tax Sharing Agreement, we, in general, will be liable for any Separation Taxes imposed by reason of any of the following:

•	any inaccuracy or breach of specified representations, warranties, or covenants in the IRS ruling and the material submitted to the IRS in connection with that ruling, in each case describing the Brillian group (generally, our affiliates and us) or the Brillian business;

•	any action, or omission to take any action, by any member of the Brillian group that results in a Separation Tax to TFS that TFS would not otherwise be liable for; or

•	any acquisition or other transaction involving the capital stock of Brillian, other than the distribution of our capital stock in the spin-off.

      Under the Tax Sharing Agreement, TFS, in general, will be liable for any Separation Taxes imposed by reason of any of the following:

•	any inaccuracy or breach of specified representations, warranties, or covenants in the IRS ruling and the materials submitted to the IRS in connection with that ruling, in each case describing the TFS group (generally, TFS and its affiliates) or the businesses retained by TFS;

•	any action, or omission to take any action, by any member of the TFS group that results in a Separation Tax to Brillian that Brillian would not otherwise be liable for; or

•	any acquisition or other transaction involving the capital stock of TFS, other than the distribution of our capital stock in the spin-off.

      Under the Tax Sharing Agreement, TFS will be responsible for all Separation Taxes not specifically allocated to Brillian.

      We have agreed not to take any action that would cause the spin-off not to qualify under Section 355 of the Code. For example, we have agreed not to take certain actions for two years following the spin-off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the spin-off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the spin-off could be deemed to be a taxable distribution to TFS. This would subject TFS to a substantial tax liability. We have agreed to indemnify TFS and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by TFS or any of its affiliates with respect to the spin-off. In addition, we have agreed to indemnify TFS for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

Administrative Matters

      The Tax Sharing Agreement also sets forth the obligations of TFS and our company with respect to the filing of tax returns, the administration of tax contests, and other matters.

Transition Services Agreement

      We and TFS will enter into a Transition Services Agreement under which TFS will provide to us certain administrative services that may be necessary to our business. The most significant services that TFS will provide to us relate to information systems. This agreement will expire on August 31, 2004 unless the parties mutually agree upon a renewal or unless earlier terminated by mutual consent of the parties. For information systems services, TFS will charge us based on a mutually agreed to amount, such amount to be not more than the market rate charged in the local area for such services.

Intellectual Property Agreement

      We and TFS will enter into an Intellectual Property Agreement under which we will grant to TFS a nonexclusive, royalty-free, worldwide, perpetual, fully paid up license in and to all intellectual property that was assigned to us and that is used in all fields other than in the field of microdisplays. This intellectual property includes all patents, copyrights, trademarks, tradenames, trade dress, trade secrets, know how, and show how whether or not legal protection has been sought or obtained. In addition, the license granted to TFS is non-assignable and non-licensable to third parties except that TFS may sublicense its rights to the intellectual property to any party or entity in which TFS owns at least a 50% equity interest.

Real Property Sublease Agreement

      We and TFS will enter into a Real Property Sublease Agreement under which we will lease office and manufacturing space in the TFS headquarters building. The initial term of the sublease will expire August 31, 2005, with two automatic one-year renewal terms thereafter unless either party elects to terminate the sublease upon notice delivered at least six months prior to the expiration of the then applicable sublease term. The agreement also sets forth certain circumstances under which all or a portion of the sublease may be terminated without penalty. We will lease approximately 42,500 square feet of the building from TFS and will share certain common areas in the building with TFS. Our monthly rent payable to TFS will be approximately $40,000. This amount includes all normal and customary services in connection with the operation and maintenance of the building. This amount does not, however, include water or electrical utilities, which we will pay separately based on our percentage of use. The sublease is not assignable by us without the prior written consent of TFS, which consent may be withheld by TFS in its sole discretion.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

      The following table sets forth our pro forma capitalization as of June 30, 2003 to give effect to the spin-off. The table set forth below should be read in conjunction with the financial statements and notes thereto set forth elsewhere in this information statement. The pro forma information may not reflect our capitalization in the future or as it would have been had we been a separate, independent company.

Pro Forma(1)

(in thousands)
Debt obligations	$—

Stockholders’ Equity:
Preferred stock, $.001 par value; 10,000,000 shares authorized; no shares issued or outstanding, as adjusted	—
Common stock, $.001 par value; 60,000,000 shares authorized; 5,324,005 issued and outstanding, as adjusted(2)	5
Net investment by TFS	—
Retained earnings	—
Accumulated other comprehensive income	—
Additional paid-in capital	45,688

Total Stockholders’ Equity	45,693

Total Capitalization	$45,693

(1)	Pro forma to give effect to the spin-off and the $22 million in cash that TFS will provide to us in connection with the spin-off. Pro forma also reflects the payment of estimated costs of the spin-off of $1,325,000 that we will pay from the cash contributed by TFS.

(2)	Based on an assumed one share of our common stock for every four shares of TFS common stock. There were 21,296,019 shares of TFS common stock issued and outstanding at June 30, 2003. Excludes an estimated 763,275 shares of our common stock reserved for issuance upon the exercise of new options granted by us in connection with the spin-off, assuming that .25 of a Brillian stock option is granted for every one TFS stock option.

SELECTED FINANCIAL INFORMATION

      The following table contains selected financial information and is qualified by the more detailed financial statements and notes thereto included elsewhere in this information statement. The statement of operations data for the fiscal years ended December 31, 2000, December 31, 2001, and December 31, 2002 and the balance sheet data as of December 31, 2001 and December 31, 2002 have been derived from the financial statements of the microdisplay business of TFS, which statements have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this information statement. The statement of operations data for the fiscal years ended December 31, 1998 and December 31, 1999 and the balance sheet data as of December 31, 1998, December 31, 1999, and December 31, 2000 have been derived from information that has not been audited. The statement of operations data for the six months ended June 30, 2002 and 2003 and the balance sheet data as of June 30, 2003 have been derived from the unaudited financial statements of the microdisplay business of TFS included elsewhere in this information statement.

      The historical selected financial information is not necessarily indicative of our past or future performance as an independent company. This information should be read in conjunction with the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this information statement.

						Six Months Ended
	Years Ended December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$—	$198	$1,105	$1,936	$1,439	$449	$1,131

Costs and expenses:
Cost of sales	—	47	440	5,680	6,665	3,706	2,165
Selling, general, and administrative	294	2,156	2,047	2,760	3,333	1,812	2,265
Research and development	2,383	5,272	8,092	11,939	14,634	8,059	6,050

Operating loss	(2,677)	(7,277)	(9,474)	(18,443)	(23,193)	(13,128)	(9,349)
Loss on investment in start-up company	—	—	—	(3,820)	—	—	—

Net loss	(2,677)	(7,277)	$(9,474)	$(22,263)	$(23,193)	$(13,128)	$(9,349)

Pro forma loss per share(1)					$(4.36)		$(1.76)

	December 31,					June 30,

	1998	1999	2000	2001	2002	2002	2003

	(in thousands)
Balance Sheet Data:
Total assets	1,767	10,651	14,750	18,373	27,535	22,093	26,671
Notes payable to banks, term loans, and long-term debt	—	—	—	—	—	—	—

(1)	The pro forma loss per share is computed by dividing the net loss by 5,324,005, the number of shares of our common stock expected to be outstanding upon completion of the spin-off based on the number of shares of TFS common stock outstanding at June 30, 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

      We develop, manufacture, and market microdisplay products utilizing our liquid crystal on silicon, or LCoS, microdisplay technology for a variety of markets. These markets include rear-projection, high-definition televisions; front-projector multimedia and home theater projectors; and “near-to-eye,” or personal, display applications, including head-mounted monocular or binocular headsets and viewers for industrial, medical, military, commercial, and consumer applications. Our LCoS microdisplays consist of a CMOS backplane, liquid crystal layer, and glass packaged for connectivity using highly advanced packaging technologies.

      We derive revenue from the sale of our microdisplay products and from providing design and engineering services. During 2002, we recorded revenue from product sales of $772,000, or 53.6% of net sales, and revenue from design and engineering services of $667,000, or 46.4% of net sales. We have never been profitable. In 2000, 2001, and 2002, we had net losses of $9.5 million, $22.3 million, and $23.2 million, respectively.

      We currently operate as a division of Three-Five Systems, Inc., or TFS. In anticipation of our spin-off to the stockholders of TFS, TFS organized us as a wholly owned subsidiary. Shortly before the spin-off is effected, TFS will transfer to us its entire LCoS microdisplay business, including all related manufacturing and business assets, personnel, and intellectual property. TFS will also provide initial cash funding to us in the amount of $22 million.

      Historically, our operating losses and capital expenditures have been funded by TFS. After the spin-off, we will not have access to the assets and resources of TFS. We believe the initial cash funding of $22 million will be adequate for us to pay the expenses of the spin-off and to fund our operations and planned expenditures through 2004. In order to continue operating past 2004, it may be necessary to reduce substantially our operating losses (through increased sales, reduced expenses, or both) or to raise additional funds. We cannot provide assurance that we will be able to reduce our operating losses or that additional capital will be available to us.

      We share occupancy with TFS in a building owned by TFS in Tempe, Arizona. We manufacture all of our LCoS microdisplays on our high-volume liquid crystal on silicon manufacturing line in that Tempe facility, where we also maintain our corporate headquarters. In addition, we conduct all testing and assembly of LCoS modules in Tempe. We also operate a facility in Boulder, Colorado, which focuses on our near-to-eye product offerings. In Boulder, we conduct sales and marketing activities and research and development activities related to near-to-eye products.

      We started the development of LCoS microdisplays in 1997 as a division of TFS. In August 1997, we entered into a strategic alliance with National Semiconductor Corporation for the development of LCoS microdisplay products. Under that alliance, National Semiconductor focused on the silicon technologies needed for microdisplays, and we focused on the liquid crystal technologies. In 1999, National Semiconductor decided to close its microdisplay business unit. In connection with that closing, in July 1999, we purchased certain assets and licensed silicon technologies from National Semiconductor relating to LCoS microdisplays. We paid approximately $3.0 million in cash and issued warrants to purchase 140,000 shares of TFS common stock in the transaction, which valued the transaction at approximately $3.6 million. No additional payments are required under the licenses. We also hired several key technical employees of National Semiconductor to assist in the implementation of the acquired technologies.

      In April 1998, we entered into a strategic relationship with Inviso, Inc., a privately held company with numerous patents and proprietary technology related to microdisplay development. We acquired a minority equity interest in Inviso for approximately $3.3 million. In March 2000, we acquired an additional interest in Inviso for $500,000, raising our total minority equity interest to $3.8 million. As part of this strategic relationship, we provided proprietary manufacturing capabilities and liquid crystal expertise, and Inviso provided patented and proprietary technologies and components for the joint development of microdisplay products. In the second quarter of 2001, we wrote off our investment of $3.8 million in Inviso because we determined that our investment was impaired, as that term is defined under generally accepted accounting principles. Subsequent to our write-off, Inviso was unable to raise funds to operate its business and ceased operations. In the second quarter of 2002, we purchased all of the intellectual property of Inviso for $780,000.

      In August 1999, we licensed the microdisplay technology of S-Vision Corporation, a former microdisplay competitor that had recently ceased operations. Under this agreement, we acquired an irrevocable, royalty free, fully paid-up, worldwide license to the intellectual property associated with S-Vision’s digital backplane and optical systems, which provides us rights to manufacture certain microdisplay products and patented optical engines. In addition, S-Vision assigned to us a patent relating to the design and manufacture of microdisplay products.

      In March 2001, we invested $1.25 million in Silicon Bandwidth, Inc., a privately held company providing unique semiconductor and optoelectronic interconnect solutions based upon multiple, patented, proprietary technologies. We are working closely with Silicon Bandwidth to design unique, cost-effective, reconfigurable packaging platforms for LCoS microdisplays.

      In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain assets of Zight at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million.

      In July 2002, we invested $5.0 million in ColorLink, Inc. ColorLink has a leading position worldwide in the development and manufacture of color management technologies for LCoS microdisplays. ColorLink’s products consist of color management components and system architectures that are critical for digital projection systems that use high-resolution microdisplays. Those projection systems include color monitors, high-definition televisions, and multi-media projectors. This investment furthers our efforts to accelerate as much as possible the establishment of the necessary infrastructure for LCoS microdisplays. An additional $81,000 was recorded as investment in ColorLink during the third quarter of 2002 for legal and due diligence expenses.

      Until early 2002, substantially all of our sales were for use in projection-based applications. After the purchase of the Zight assets, however, we became equally focused on the near-to-eye market. Our revenue results from both development contracts and product sales.

      We typically sell three displays and associated electronics for products in the projector market. In the near-to-eye market, we sell either one or two displays and associated electronics. The displays and electronics are sold together as a kit. We also sell optical modules in the near-to-eye market and light engines in the projector market. The selling price of our products range from between $90 and $1,000 per unit.

      Our gross margins are influenced by various factors, including manufacturing efficiencies, yields, and absorption issues, product mix, product differentiation, product uniqueness, inventory management, and volume pricing. The most significant impact on our gross margins is the manufacturing-related issues. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. As a result, we expect it will be difficult to attain significant improvements in yields until we run higher volumes.

      Selling, general, and administrative expense consists principally of administrative and selling costs; salaries, commissions, and benefits to personnel; and related facility costs. We make substantially all of our sales directly to OEMs through a very small sales force that consists primarily of direct technical sales persons. Therefore, there is no material cost of distribution in our selling, general, and administrative expense.

      Research and development expense consists principally of salaries and benefits to scientists, engineers, and other technical personnel; related facility costs; process development costs; and various expenses for projects, including new product development. Research and development expense continues to be very high since LCoS microdisplays are a very new technology.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States. During preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to bad debts, inventories, investments, fixed assets, intangible assets, income taxes, and contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

      We recognize revenue from product sales when persuasive evidence of a sale exists; that is, a product is shipped under an agreement with a customer, risk of loss and title has passed to the customer, the fee is fixed and determinable, and collection of the resulting receivable is reasonably assured. Sales allowances are estimated based upon historical experience of sales returns.

      We recognize revenue related to design and engineering services depending on the relevant contractual terms. Under fixed-price contracts that contain project milestones, revenue is recognized as milestones are met. Under contracts where revenue is recognized based on milestones, the fair value of milestones completed equals the fair value of work performed. Under a fixed price contract whereby we are paid based on performance of tasks, we recognize revenue based on the estimated percentage of completion of the entire project as measured by the costs for man hours and materials incurred to date compared to the total estimated costs for man hours and materials. Any anticipated losses on fixed price contracts are recorded in the period they are determinable. Revenue related to design and engineering services is recognized based on these methods and is non-refundable.

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances could be required.

      We write down our inventory for estimated obsolete inventory. We write down our inventory to estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required.

      Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. In determining whether a valuation allowance is required, we take into account all evidence with regard to the utilization of a deferred tax asset including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. The tax benefit for the previous losses remain with TFS. In the near term, we do not expect to accrue for a tax benefit on any losses that we incur.

      Long-term assets, such as property, plant, and equipment, intangibles, and other investments, are originally recorded at cost. On an on-going basis, we assess these assets to determine if their current recorded value is impaired. When assessing these assets, we consider projected future cash flows to determine if impairment is applicable. These cash flows are evaluated for objectivity by using weighted probability techniques and also comparisons of past performance against projections. We may also identify and consider independent market values of assets that we believe are comparable. If we were to believe that an asset’s value was impaired, we would write down the carrying value of the identified asset and charge the impairment as an expense in the period in which the determination was made.

      Our historical financial statements include those assets, liabilities, revenues, and expenses directly attributable to our operations and allocations of certain TFS corporate expenses to us. These amounts have been allocated to us on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to, or the benefits received by, us. We believe the methods used to allocate these amounts are reasonable.

      The financial information included herein is not necessarily indicative of our future financial position, results of operations, or cash flows, nor is it necessarily indicative of what the financial position, results of operations, and cash flows would have been had we operated as a stand-alone public entity during the periods covered. The financial statements do not reflect the many significant changes that will occur in our funding and operations as a result of becoming a stand-alone public entity.

      Our costs and expenses include allocations from TFS for centralized legal, accounting, treasury, quality assurance, real estate, information technology, engineering, and other TFS corporate services and infrastructure costs. These allocations have been determined on the basis that we and TFS consider to be reasonable reflections of the utilization of services provided to, or the benefits received by, us. Allocated costs included in our cost of sales totaled $94,000, $779,000, and $622,000 for the years ended December 31, 2000, 2001, and 2002, respectively. Allocated costs included in selling, general, and administrative expenses totaled $1.2 million, $1.8 million, and $2.6 million for the years ended December 31, 2000, 2001, and 2002, respectively. Allocated costs included in our research and development expenses totaled $3.2 million, $4.5 million, and $4.4 million for the years ended December 31, 2000, 2001, and 2002, respectively.

      The determination and basis of the amount of costs and expenses allocated to us varied depending on the situation. Legal, accounting, treasury, quality assurance, and other TFS corporate functions, including officers’ salaries, were allocated based on management’s estimation of time devoted to the microdisplay business for these functions. Facility costs and information technology services were allocated on the basis of headcount of the microdisplay business, which is most representative of utilization of these resources. Engineering services were allocated to us based on the actual hours of services used. The allocation methodologies utilized represent management’s best estimate of the actual services utilized by the microdisplay business.

      Our financial results subsequent to the spin-off may differ materially from those recorded historically. These potential differences are the result of several factors, including the following:

1.	actual costs for services needed by our business may differ from amounts historically allocated to us from TFS;

2.	certain items, including facilities charges, that were recorded by the TFS combined entity as depreciation will now be recorded as rent expense by us for which we will need to pay cash; and

3.	changes in the way we manage our business as a stand-alone entity as opposed to a division may result in different business decisions.

      While we do not anticipate that the actual costs for services needed by our business will initially differ materially from amounts historically allocated to us from TFS, we will no longer be part of a larger organization; therefore, certain expense items may increase more rapidly. If this occurs and we are unable to decrease other expense items or increase revenue to offset this increased expense, our results of operations will be adversely affected.

      Because our business serves new and developing markets and is based on a relatively new technology, accurately forecasting revenue for a particular future period is difficult. The majority of our product sales to customers are for their use in designing their end products or for improving their production processes as opposed to volume production lots. Therefore, the amount of revenue recorded in any given period may fluctuate significantly, and predictable revenue trends have not yet developed. While we anticipate that our revenue will increase, there can be no assurances that this will occur or when it will occur. Because a significant amount of our expenses are fixed in nature and we still experience low manufacturing yields, we anticipate that the amount of revenue recognized during the remainder of 2003 and the first half of 2004 will not result in a material impact to our cash consumption rate. We do anticipate, however, that as we move into volume production, we will improve our manufacturing yields and more fully absorb our fixed costs, which will result in improvements in our cash consumption rate later in 2004 and beyond.

      On or before the date of the spin-off, we and TFS intend to enter into a series of agreements to facilitate our separation from TFS. These agreements include certain transitional services, leases, intellectual property transfers, and tax sharing agreements. These agreements will require us to pay a negotiated fee. If we are unable to build an infrastructure to provide these services internally, our operating results could be adversely affected.

Results of Operations

      The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our financial statements.

				Six Months Ended
	Years Ended December 31,			June 30,

	2000	2001	2002	2002	2003

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales	39.8	293.4	463.1	825.4	191.4
Selling, general, and administrative	185.3	142.6	231.6	403.5	200.3
Research and development	732.3	616.6	1,017.0	1,794.9	534.9

Total costs and expenses	957.4	1,052.6	1,711.7	3,023.8	926.6

Operating loss	(857.4)	(952.6)	(1,611.7)	(2,923.8)	(826.6)
Loss on investment in start-up company	—	(197.3)	—	—	—

Net loss	(857.4)%	(1,149.9)%	(1,611.7)%	(2,923.8)%	(826.6)%

Six months ended June 30, 2003 compared to six months ended June 30, 2002

      Net Sales. Net sales increased 151.9% to $1.1 million in the first six months of 2003 from $449,000 in the first six months of 2002. Product sales increased to $748,000 in the first half of 2003 from $322,000 in the comparable period of 2002. Design and engineering services revenue increased to $383,000 in the first half of 2003 from $127,000 in the first half of 2002.

      Net sales in the near-to-eye market totaled $420,000 in the first half of 2003 and $130,000 in the first half of 2002. In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain assets of Zight at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. Prior to this series of transactions, substantially all of our sales were for use in projection-based applications. Net sales in the projector market totaled $711,000 in the first half of 2003 compared to $319,000 in the first half of 2002.

      Net sales in North America totaled $719,000, or 63.6% of total net sales, in the first six months of 2003 compared to $273,000, or 60.8% of total net sales, in the first six months of 2002. Net sales in Asia totaled $221,000, or 19.5% of total net sales, in the first half of 2003 compared to $81,000, or 18.0% of total net sales, in the corresponding period of the previous year. The remainder of our net sales were in Europe.

      Cost of Sales. Cost of sales was $2.2 million, or 191.4% of net sales, in the first six months of 2003 compared to $3.7 million, or 825.4% of net sales, in the first six months of 2002. Cost of sales for the first half of 2003 included a write-down of inventory totaling $63,000 compared to a write-down of $978,000 in the first half of 2002. The large negative gross margin in each period resulted primarily from the low volume of shipments and low manufacturing yields in the shipped products. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. As is typical in most segments of the high technology industry, we anticipate downward pressure on the prices of our products. A significant portion of our manufacturing costs are fixed in nature and consist of items such as utilities, depreciation, and amortization. The amount of these costs do not vary period to period based on the number of units produced nor can the amounts of these costs be adjusted in the short term. Therefore, in periods of lower production volume, these fixed costs are absorbed by a lower number of units, thus increasing the cost per unit. As a result, we expect it will be difficult to attain significant improvements in gross margins until we can operate at higher production volumes. Cost of sales for design and engineering services increased to $340,000 in the first half of 2003 from $124,000 in the comparable period of 2002 due to the increase in design and engineering services provided to customers.

      Selling, General, and Administrative Expense. Selling, general, and administrative expense increased 25.0% to $2.3 million in the first half of 2003 from $1.8 million in the first half of 2002. The increase in the first half of 2003 was primarily the result of recording expenses associated with our planned spin-off from TFS of approximately $802,000.

      Research and Development Expense. Research and development expense decreased 24.9% to $6.1 million in the first six months of 2003 from $8.1 million in the first six months of 2002. The decrease in the first half of 2003 was due to cost reduction efforts that resulted in lower head count and, therefore, lower personnel costs in comparison to the first half of 2002. All of our research and development expense relates to ongoing efforts to develop LCoS microdisplay products as well as our continued development and improvement of the manufacturing process for LCoS microdisplays.

      Benefit from Income Taxes. We recorded no benefit from income taxes in the first half of 2003 or the first half of 2002. All of the tax benefit related to our losses incurred will be retained by TFS after the spin-off. We do not expect to record a deferred tax asset for the tax benefit on any losses that we may incur until we believe it is more likely than not that all or a portion of the deferred tax asset will be realized.

      Net Loss. Net loss was $9.3 million in the first six months of 2003 compared to a net loss of $13.1 million in the first six months of 2002.

     Year ended December 31, 2002 compared to year ended December 31, 2001

      Net Sales. Net sales were $1.4 million in 2002 compared to $1.9 million in 2001. The 26.3% reduction in sales was primarily because of a reduced volume of business with RCA Thompson. Specifically, net sales to RCA Thompson were $123,000 in 2002 compared to $1,265,000 in 2001. In mid-2002, RCA Thompson made the decision to discontinue the manufacture of a television that used our

LCoS microdisplays. This reduction in our sales to RCA Thompson was partially offset by our increased sales in the near-to-eye market.

      Net sales in the near-to-eye market totaled $742,000 in 2002. In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain assets of Zight at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. Prior to this series of transactions, substantially all of our sales were for use in projection-based applications.

      In 2002, net sales in North America totaled $971,000, or 67.5% of net sales, compared to $1.7 million, or 88.9% of net sales, in 2001. Net sales in Asia totaled $292,000, or 20.3% of net sales, in 2002 compared to $113,000, or 5.8% of net sales, in 2001. The remainder of our net sales were in Europe.

      Cost of Sales. Cost of sales was $6.7 million, or 463.1% of net sales, in 2002 compared to $5.7 million, or 293.4% of net sales, in 2001. The increase, in absolute dollars, is primarily a result of an inventory write-down in 2002 of $1.8 million compared to $1.2 million in 2001. The large negative gross margin in each year resulted primarily from the low volume of shipments and low manufacturing yields in the shipped products. To date, our manufacturing capacity has exceeded our manufacturing volume, resulting in the inability to fully absorb the cost of our manufacturing infrastructure. Cost of sales for design and engineering services increased to $624,000 in 2002 from $78,000 in 2001 due to the increase in design and engineering services provided to customers.

      As is typical in most segments of the high-technology industry, we anticipate downward pressure on the prices of our products. A significant portion of our manufacturing costs are fixed in nature and consist of items such as utilities, depreciation, and amortization. The amount of these costs do not vary period-to-period based on the number of units produced nor can the amounts of these costs be adjusted in the short term. Therefore, in periods of lower production volume, these fixed costs are absorbed by a lower number of units, thus increasing the cost per unit. As a result, we expect it will be difficult to attain significant improvements in gross margins until we operate at higher production volumes.

      Selling, General, and Administrative Expense. Selling, general, and administrative expense was $3.3 million in 2002 compared to $2.8 million in 2001. Selling costs remained flat during 2002 and 2001 while administrative costs for 2002 increased by approximately $600,000. The increase in 2002 was the result of changing the allocation of costs between our company and TFS based upon the increased time spent by personnel involved with managing the microdisplay business.

      Research and Development Expense. Research and development expense was $14.6 million in 2002 compared to $11.9 million in 2001. All of our research and development expense relates to ongoing efforts to develop LCoS microdisplay products as well as our continued development and improvement of the manufacturing process for LCoS microdisplays. Our increased expenses in 2002 related to increased personnel, facilities, and supplies expenses associated with the opening of our facility in Boulder, Colorado in early 2002, which totaled $2.7 million.

      Other Expense. We had no other expense in 2002 compared to other expense of $3.8 million in 2001. All of the other expense in 2001 related to a $3.8 million write-off of our investment in Inviso, Inc. During 1998, we acquired a minority equity interest in Inviso for approximately $3.3 million. In 2000, we acquired an additional interest in Inviso for $500,000, raising our total equity interest to $3.8 million. In the second quarter of 2001, we wrote off our investment of $3.8 million in Inviso because we determined that our investment was impaired. Subsequent to our write-off, Inviso was unable to raise funds to operate its business and ceased operations. No interest income or expense was incurred in either year since we were a division of TFS at that time, and all cash needs were funded by TFS on an as-needed basis.

      Benefit from Income Taxes. We recorded no benefit from income taxes in 2002 or 2001. All of the tax benefit related to our losses incurred will be retained by TFS after the spin-off. We do not expect to record a deferred tax asset for the tax benefit on any losses that we may incur until we believe it is more likely than not that all or a portion of the deferred tax asset will be realized.

      Net Loss. In 2002, we recorded a net loss of $23.2 million compared to a net loss of $22.3 million in 2001.

     Year ended December 31, 2001 compared to year ended December 31, 2000

      Net Sales. Net sales were $1.9 million in 2001 compared to $1.1 million in 2000. The 72.7% increase in net sales was primarily the result of shipments of products in 2001 to RCA Thompson for a television using our LCoS microdisplays.

      Cost of Sales. Cost of sales was $5.7 million, or 293.4% of net sales, in 2001 compared to $440,000, or 39.8% of net sales, in 2000. There was very little manufacturing in 2000. This large percentage increase resulted primarily from the increased ramp in manufacturing, and resulting yield loss, because of demand for products from RCA Thompson. Yield loss also increased significantly on those RCA Thompson products because of the exacting specifications required by RCA Thompson for all products that it purchased.

      Selling, General, and Administrative Expense. Selling, general, and administrative expense was $2.8 million in 2001 compared to $2.0 million in 2000. Selling costs increased slightly in 2001 while administrative costs for 2001 increased by approximately $700,000. The increase in 2001 was the result of changing the allocation of costs between our company and TFS based upon the increased time spent by personnel involved with managing the microdisplay business.

      Research and Development Expense. Research and development expense was $11.9 million in 2001 compared to $8.1 million in 2000. All of our research and development expense related to ongoing efforts to develop LCoS microdisplay products as well as our continued development and improvement of the manufacturing process for LCoS microdisplays.

      Other Expense. Other expense in 2001 was $3.8 million compared to other expense of zero in 2000. The other expense in 2001 was entirely related to a write-off of our $3.8 million investment in Inviso, Inc. No interest income or expense was incurred in either year since we were a division of TFS at that time, and all cash needs were funded by TFS on an as-needed basis.

      Benefit from Income Taxes. We recorded no benefit from income taxes in 2001 or 2000. All of the tax benefit related to our losses incurred will be retained by TFS after the spin-off.

      Net Loss. In 2001, we recorded a net loss of $22.3 million compared to a net loss of $9.5 million in 2000.

Liquidity and Capital Resources

      At December 31, 2002 and June 30, 2003, we had no cash or cash equivalents. At that time, we were a division of TFS and all cash needs were funded by TFS on an as-needed basis.

      In the first six months of 2003, we had $8.0 million in net cash outflow from operations. In 2002, we had $20.1 million in net cash outflow from operations. In 2001, we had $17.7 million in net cash outflow from operations. Most of the cash outflow in each period related to our losses since we had very little changes in our working capital in each period. Our depreciation and amortization expense was $3.4 million in 2002 and $1.9 million in 2001. In each period, our entire cash outflow was funded by TFS on an as-needed basis.

      In the first six months of 2003, net cash used for investing activities totaled $488,000, which was primarily a result of the purchase of intangible assets related to mask sets and tooling investments.

      Capital expenditures and other purchases during 2002 were approximately $13.9 million, which consisted of the following: $3.7 million related to the purchase of manufacturing equipment; $5.1 million related to purchases of intangible assets such as the intellectual property from Zight and Inviso as well as mask sets and related tooling investments; and $5.1 million related to our investment in ColorLink.

      Capital expenditures and other purchases during 2001 were approximately $6.9 million, which consisted of the following: $3.8 million related to the purchase of manufacturing equipment; $1.8 million related to purchases of intangible assets related to mask sets and related tooling investments; and $1.3 million for our investment in Silicon Bandwidth.

      The terms of the spin-off provide for TFS to fund us with $22 million of cash. We currently anticipate that, during the 12 months subsequent to the spin-off, we will incur net cash outflows from operations of approximately $13 million to $16 million, incur capital expenditures of approximately $2 million to $4 million, and pay expenses related to the spin-off of approximately $1.3 million. We anticipate that the initial funding of $22 million will be adequate for us to pay the expenses of the spin-off and to fund our operations and planned expenditures through 2004.

      After the spin-off, we will no longer have access to the assets and resources of TFS. As a result, in order to continue operating past 2004, it will be necessary for us to reduce substantially our operating losses (through increased sales, reduced expenses, or both) or to raise additional funds. Because a significant amount of our manufacturing costs are fixed and cannot be reduced in the near term, we must increase the sales of our existing microdisplay products and develop new products to sell as the existing products fulfill their product life cycles. We have no commitments for or understandings regarding any additional funding with any person or firm. We can provide no assurance that we will be able to obtain any necessary financing on satisfactory terms, particularly because we will no longer have the assets or resources of TFS previously available to us with respect to any such financing that we may require.

      If we are unable to increase our sales or obtain additional financing, the primary cost component that can be reduced in a timely manner is personnel related costs, the majority of which relate to our research and development efforts. If we were to significantly reduce our research and development efforts, our ability to develop new products to replace existing products that have reached the end of the product life cycle would be diminished, which would further hamper our ability to achieve profitability.

      Although no assurances can be given, we believe that we will be able to increase our revenue to the extent necessary to fund our operations and planned expenditures beyond 2004. However, because we are serving new and developing markets with a relatively new technology, accurately forecasting revenue for any given future period is difficult and creates uncertainty as to our ability to obtain additional debt or equity financing. We believe that obtaining design wins with respect to which an OEM designs our display into their product, which reaches volume production, represent significant and critical milestones. Once this milestone has been achieved, we believe that further design wins can be obtained. Additionally, we believe that design wins which result in volume production increase our ability to raise additional debt or equity financing.

Aggregate Contractual Obligations

      The following table lists our commercial commitments:

		Amount of Commitment Expiration Per Period
	Total
	Amounts	Less than			6 Years
Other Commercial Commitments	Committed	1 Year	1-3 Years	4-5 Years	and Over

	(in thousands)
Facilities leases	$1,270	$635	$635	—	—
Guarantee	$428	$92	$203	$133	—

      At present, the only contractual operating commitments we have are the property leases for our Tempe headquarters and for our development center in Boulder, Colorado. The guarantee relates to our guarantee in connection with a Small Business Administration loan to VoiceViewer Technology, Inc., a private company developing microdisplay products. If the lending institution were to declare VoiceViewer to be in default under the loan, we would be required to pay the guaranteed amount.

      During June 2003, we loaned $60,000 under a short-term bridge loan package to VoiceViewer. This loan bears interest at the rate of 7.0% with interest due monthly and principal due on December 30, 2003. We currently believe that VoiceViewer will be able to meet its obligations under the debt facility guaranteed by us. We have a security interest and second rights to the intellectual property of VoiceViewer technology, while the lending institution has the first rights. However, we would obtain the VoiceViewer intellectual property if in the future we are required to pay amounts under the guarantee.

      We have no debt. In addition, we have no capital lease obligations, unconditional purchase obligations, other long-term obligations, or any other commercial commitments except as noted above.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements.

Impact of Recently Issued Standards

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 modifies the method in which companies account for certain asset impairment losses. We adopted SFAS No. 144 on January 1, 2002, and there was no material impact on our financial position or results of operations.

      In July 2001, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 will apply to exit or disposal activities initiated after December 31, 2002. We have reviewed the requirements of SFAS No. 146 and believe the adoption of this statement will not have a material impact on our financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. Specifically, SFAS No. 148 prohibits companies from utilizing the prospective method of transition, the only method offered under the original SFAS No. 123, in fiscal years beginning after December 15, 2003. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results using a prescribed tabular format and requiring disclosure in the “Summary of Significant Accounting Policies” or its equivalent. We intend to continue to measure stock-based compensation for option grants using the intrinsic value method pursuant to APB No. 25, “Accounting for Stock Issued to Employees.” The new disclosure requirements will be adopted when we become a stand-alone entity and issue stock options.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation addresses the disclosures to be made by a guarantor in its financial statements and its obligations under guarantees. The Interpretation also clarifies the requirements related to the recognition of a liability by the guarantor at the inception of a guarantee. Per the Interpretation, initial recognition of a liability shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. We have reviewed the requirements of FIN 45 and believe the adoption of this interpretation will not have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

     Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments

      At June 30, 2003, we did not participate in any derivative financial instruments, or other financial or commodity instruments for which fair value disclosure would be required under Statement of Financial

Accounting Standards No. 107. We hold no investment securities that would require disclosure of market risk.

     Primary Market Risk Exposures

      Our primary market risk exposures are in the areas of foreign currency exchange rate risk. Foreign currency devaluations, especially in Asian currencies, such as the Japanese yen, the Korean won, and the Taiwanese dollar, may cause a foreign competitor’s products to be priced significantly lower than our products.

      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. Hedging foreign currencies can be difficult, especially if the currency is not freely traded.

      We have not attempted to hedge or otherwise mitigate this risk because our exposure to any given currency is nominal. A change in the currency exchange rate of 10% in any given currency would not have a material impact on our results of operations. If, in the future, our exposure to a given currency increases, we would contemplate hedging at that time. Based on the foregoing, we cannot provide assurance that fluctuations and currency exchange rates in the future will not have an adverse effect on our operations.

BUSINESS

Introduction

      We develop, manufacture, and market microdisplay products utilizing our liquid crystal on silicon, or LCoS, microdisplay technology for a variety of markets. These markets include rear-projection, high-definition televisions; front-projector multimedia and home theater projectors; and “near-to-eye,” or personal, display applications, including head-mounted monocular or binocular headsets and viewers for industrial, medical, military, commercial, and consumer applications. Our LCoS microdisplays consist of a complementary metal-oxide semiconductor, or CMOS, backplane, liquid crystal layer, and glass packaged for connectivity using highly advanced packaging technologies. A CMOS is a widely used type of semiconductor that uses both negative and positive polarity circuits to reduce the use of power.

      We also provide design and engineering services necessary to conform our microdisplays to a customer or potential customer’s product or device as well as contract research and development arrangements under which we research the application of new technologies or manufacturing processes or develop new products for third parties. We do not expect such design and engineering services to constitute a significant portion of our revenue in the future.

      The display market continually demands greater information content at reduced prices. We believe that the inherent capability of our LCoS technology provides a cost-effective solution to increased information demands. Our LCoS technology provides high-information content in a small size and at a low cost. As a result, we believe our microdisplay products address market trends in those market segments that demand high-information, high-resolution, power-efficient displays with increasing functionality and smaller sizes at low costs.

      There are various types of microdisplay technologies. Liquid crystal on silicon microdisplays are a form of active matrix LCD in which liquid crystalline material is suspended between a glass plate and a silicon backplane rather than between two glass plates. The silicon backplane, which is essentially an integrated circuit, provides drive signals for each pixel element of the display as well as logic functions, such as serial to parallel conversion and data storage. Because CMOS integrated circuits, which involve a highly developed technology, form the basis of these displays, liquid crystal on silicon technology permits a very high-information content, high-performance display in a small size and at a relatively low cost.

Industry Factors

     Industry Background

      Market trends demand high-information content, power-efficient displays with increasing functionality and smaller sizes at low costs. Microdisplays provide a response to those demands. Microdisplays are thumbnail sized, but deliver high-resolution images, including full motion video and computer screen content. The tiny image on a microdisplay is projected onto a screen or other surface for individual or group viewing or is viewed through a magnifying device similar to a viewfinder in portable applications.

      As a result, microdisplays are increasingly used in a wide array of products in established and developing markets. These products include rear projectors, such as large-screen televisions; multimedia front projectors, such as those used in conference room and home theater settings; and various “near-to-eye” industrial, medical, military, commercial, and consumer applications.

      Rear-projection televisions shine a magnified image onto the back of a translucent screen for viewing; multimedia front projectors cast the image produced by a microdisplay on a distant screen; and near-to-eye microdisplay devices produce a virtual image that can be viewed through a magnifying headset or viewer.

     Display Resolution Standards

      The following table sets forth various standard resolutions with pixel count, or the number of dots on a screen, and applications for liquid crystal on silicon microdisplays:

		Total
Resolution	Pixel Array	Pixel Count	Applications

Computer and hand-held device standards:
QVGA	320x240	76,800	Low-resolution standard, primarily used today in viewfinders for camcorders, digital cameras, low-end hand-held video games, and other consumer products

SVGA	800x600	480,000	Viewfinders in hand-held devices and head-mounted displays

XGA	1024x768	786,432	Portable audio-visual projectors and television applications

SXGA	1280x1024	1,310,720	High-end portable audio-visual projectors and rear-projection monitors

UXGA	1600x1200	1,920,000	High-end notebook computers used for multimedia applications and high-end computer monitors

WUXGA	1900x1200	2,280,000	High-end computer monitors and multimedia applications
Television Standards:
NTSC	640x480	307,200	Current most commonly used television standard

HDTV1	1280x720	921,600	Partial high-definition digital television and imaging applications

HDTV2	1920x1080	2,073,600	Full high-definition digital television and other high-end imaging applications

     Rear-Projector Applications

      The rear-projector market consists primarily of televisions. We believe substantial growth will occur for microdisplays in large-screen, high-resolution televisions and in new types of large-screen monitors.

      One of the primary drivers in the television market is the conversion to high-definition television, or HDTV. Until now, HDTV has been very slow to emerge, despite government-mandated broadcasting of HDTV resolution, because HDTV sets have been unavailable at costs acceptable to the broad consumer market. We believe, however, that rear-projection, high-definition televisions using microdisplays will become the primary avenue for delivering large-screen, high-definition televisions at reasonable costs. For smaller screen sizes, we believe that televisions based on active matrix liquid crystal display, or AMLCD, technology will become important in the HDTV market.

      Another primary driver in the television market is the worldwide conversion from analog to digital format. This conversion also is being mandated in the United States, Europe, and Asia by governments and government agencies. For example, in the United States, the FCC has mandated that all television transmissions be digital by 2005. We believe that, as a result, analog televisions that are digital ready are quickly gaining market share over analog-only televisions.

      Within the home electronics market, there is a continuing trend toward larger and higher-resolution video screens for home entertainment systems. These systems are segmented into three categories: high-end home theater; large-screen, rear-projection television; and smaller-screen, direct-view television. Each of these segments is growing rapidly. We believe consumers are willing to spend more for higher quality entertainment in their homes to support their diverse television, video, Internet, and other digital entertainment needs.

      In 2002, an estimated 2,846,000 rear-projection televisions with screen sizes in excess of 50 inches were shipped worldwide according to iSuppli/ Stanford Resources. We believe this market segment, with price points between $1,500 and $9,000, is gaining momentum, especially with young, middle income consumers.

     Front-Projector Applications

      The front-projector market is a large, well-developed market, with an estimated 4,342,000 units shipped worldwide in 2002 and a projected 10,696,000 units to be shipped in 2007 according to iSuppli/ Stanford Resources. These products, which are typically referred to as audio-visual or multimedia projectors, are generally fixed or portable products used in business applications. We believe there is a trend to developing front projectors that have higher brightness, higher resolution, and reduced size and cost. Concurrently with the movement to large-screen, high-definition televisions is an expansion of the front-projector market to include home theater applications. We believe a new generation of higher resolution front projectors will be required for full HDTV2.

     Near-to-Eye Applications

      The near-to-eye market for microdisplays consists of an established electronic viewfinder market and an emerging high-resolution viewer market. The established market is served by high-volume, low-cost monochrome and color microdisplay viewfinder products, nearly all of which are integrated into camcorders and digital cameras. These viewfinder products are low-resolution devices, typically QVGA.

      In the emerging high-resolution near-to-eye markets, professional applications in the industrial, medical, and military markets have been the first to develop. These markets demand superior image quality and high resolution for image, video, and multimedia applications. Wearable computing, endoscopic surgery, augmented reality systems, and riflescope applications are examples of product categories in this segment. Examples of products emerging in professional and commercial applications include wearable products for enterprise network access, head-mounted displays for night vision systems, and viewers for test and measurement systems. As prices for high-resolution near-to-eye microdisplays decline, we expect professional and commercial applications to broaden.

      We believe the consumer market will be by far the largest unit volume microdisplay market. Anticipated initial applications include head-mounted display products for video games, portable DVD viewers, and secondary monitors for privately viewing notebook computers. Head-mounted microdisplays provide features that are unavailable in current video game products. These features include head tracking and stereo and 3-D vision, which we believe provide superior game immersion and realism. Products currently offered in the head-mounted video game market have low resolution and have experienced limited market success. By contrast, we believe liquid crystal on silicon microdisplays offer high resolution and a much improved video game experience.

      The broadband wireless communications market also presents a large opportunity for microdisplays. In the communications market, we believe microdisplay technology represents a potential method for delivering high-information content at low cost and with low power consumption for mobile, hand-held communication devices. Timing of the development of the broadband wireless near-to-eye microdisplay market is uncertain and has been curtailed by the limited availability and the high price of broadband wireless services. We believe, however, that many companies have prototype programs underway to assess the use of liquid crystal on silicon microdisplays for portable wireless devices.

     Limitations of Competing Technologies

      Currently, the large-screen, rear-projection television market is being served primarily by incumbent cathode ray tube, or CRT, technology as well as by emerging active matrix polysilicon and digital micro-mirror device, or DMD, technologies. A CRT is an electronic device that displays an image. A DMD is a micromechanical light module that reflects light rays from an external source into an imaging lens, which than projects the digitized image onto a screen. CRTs used in rear-projection televisions utilize three projection devices to create a full motion, full color image. We believe projection CRTs present resolution, size, weight, cost, and performance issues. Polysilicon microdisplays use a transmissive silicon-based technology. Polysilicon microdisplays are available only from two large Japanese companies. At resolutions above XGA, polysilicon microdisplays generally need special optics and are large and expensive. In addition, the transmissive nature of polysilicon produces an undesirable screen door effect on the image. DMD microdisplays, which also are silicon based, are reflective devices containing an array of individually movable micro-mirrors, one for each pixel. DMD microdisplays are a proprietary product of Texas Instruments. DMDs are relatively expensive to manufacture, especially for larger devices with higher resolutions, and the manufacturing facilities involve major capital investments. In addition, we believe DMD microdisplays have image quality issues, particularly related to color depth and video image fidelity.

      The large screen television market is also being served by flat panel plasma technology. Plasma displays consist of two glass panels separated by a narrow gap into which gas is injected. The charged gas then activates red, green, and blue phosphors, thereby creating the image. Plasma screens tend to be expensive to manufacture, especially in larger screen sizes, and experience screen burn-in and pixel longevity issues. Motorola recently announced carbon nanotube technology designed to enable manufacturers to design large flat panel displays that exceed the image quality characteristics of plasma and LCD screens at lower costs. Motorola states that it is in discussions with electronics manufacturers in Europe and Asia to license the technology for commercialization. At this time, we cannot assess the performance of that technology or the effect, if any, it will have on the large-screen, rear-projection television market.

      Most front projectors currently use either transmissive polysilicon or DMD microdisplays. Use of polysilicon and DMD technologies in the front-projector market has the same limitations as in the rear-projection market. As higher resolution images are demanded by the front-projector market, the limitations of polysilicon and DMD become more severe. We do not believe that polysilicon or DMD technology is likely to achieve full HDTV2 resolutions at reasonable cost.

      Direct-view displays currently are the primary means of providing information content in portable devices. Delivery of high-information content through a small, direct-view display in a portable device, however, presents difficult technological challenges and human interface issues. As portable products become smaller, their direct-view displays also become smaller, limiting the information content and visual experience offered. Small direct-view displays can offer limited types of data, often involve cumbersome navigation, and usually present information only in black and white. Even if these small displays could present more information content, the user would not have the ability to read the small images, reducing the usefulness of such a display. Larger direct-view displays that can present more information and full-screen content, color, and motion consume battery power quickly, do not offer superior image quality, and are relatively costly.

      We believe the only available microdisplay technologies targeting portable near-to-eye applications are polysilicon and other transmissive silicon technologies, organic light emitting diode (OLED) on silicon, and liquid crystal on silicon. An OLED is an electronic device that emits bright light upon the application of an electrical current. We believe that polysilicon and other transmissive silicon technologies have been unable to deliver resolutions at or above SVGA on a cost-effective basis and that OLED on silicon technology has issues related to lifetime, cost, manufacturability, and image quality.

     Liquid Crystal on Silicon Microdisplays

      An increasing number of OEMs are evaluating liquid crystal on silicon microdisplays as an alternative to existing technologies in the projector and near-to-eye markets. We believe that, in the projector markets, liquid crystal on silicon technology offers significant advantages in terms of resolution, image quality, size, and cost, particularly in larger screen sizes, over CRT, polysilicon, and DMD technologies. We also believe that, for high-resolution color near-to-eye applications, liquid crystal on silicon microdisplays appear to be the only commercially available solution.

      Today, we and several Japanese OEMs, including JVC and Hitachi, are the only significant liquid crystal on silicon microdisplay providers. The market participation of these large Japanese OEMs, which are incorporating liquid crystal on silicon technology in their own high-end products, is expected to spur the market penetration of liquid crystal on silicon microdisplays. We believe Chinese, Taiwanese, and other non-Japanese manufacturers will consider sources other than the Japanese OEMs, such as us, for liquid crystal on silicon products.

      iSuppli/Stanford Resources projects that the worldwide market for microdisplay components will increase from $819 million in 2002 to $1.9 billion in 2007, a compound annual growth rate of 19%, with more than 44 million units projected to be shipped in 2007. The actual market growth rate may not be as high as this projection, and our growth rate may not be as high as actual market growth rates.

Strategy

      Our goal is to become a leading worldwide supplier of microdisplays for use in both projection and near-to-eye applications. Key elements of our strategy to achieve this goal include the following:

     Provide Value-Added Customer Services

      We plan to foster strong and long-lasting customer relationships by providing customers with the most advanced microdisplays for their products. We strive to establish strong and long-lasting customer relationships through “customer partnering.” This process involves making our engineering and production staffs seamless extensions of the product design and production departments of our customers, understanding their microdisplay needs, and designing products to meet those needs, both from a performance and cost point of view. We believe that our microdisplay products enable our customers to deliver a positive user experience and to differentiate their products from those of their competitors. We attempt to enhance the competitive position of our customers by providing them with high-quality microdisplay products on a timely and cost-effective basis that enable them to increase the functionality, reduce the size, lower the cost, and enhance the user experience of their own products. To do so, we work to improve our productivity, to reduce costs, and to speed the delivery of our microdisplay products. We also devote considerable effort to support our customers after the purchase of our microdisplay products.

     Develop Relationships with Leading OEMs

      We seek to develop relationships with leading companies in high-growth markets that have the greatest potential for using microdisplays, both immediately and in the future. We are currently targeting various high-growth markets, including large-screen, high-resolution televisions, multimedia and home entertainment projectors, headsets for video games, and mobile wireless communication devices. In addition, we are targeting specialized markets for industrial, medical, and military applications. We believe our strategy of targeting a wide array of applications in both the projector and near-to-eye markets will enable us to enhance our technology, expand our customer base, and achieve efficiencies of scale.

     Provide Components, Modules, and Subsystems to Meet Customer Needs

      We offer a range of microdisplay products designed to satisfy varying customer needs in the most efficient manner. For example, certain projector customers demand “plug-and play” light engine systems that can be simply installed as part of their projection systems. Other applications for which we supply subsystems are medical, military, industrial, and consumer applications.

     Maintain Our Technological Leadership

      We plan to utilize our extensive intellectual property portfolio and technological expertise to provide competitive advantages, extend the functionality of our products, and offer innovative products to our customers across multiple market segments. We intend to continue to develop our technology to increase the performance of our products while reducing their size, weight, cost, and power consumption.

     Capitalize on Manufacturing Know-How and Increase Manufacturing Efficiencies

      We seek to emphasize our extensive manufacturing know-how. We utilize our advanced manufacturing line at our Tempe facility with its experienced manufacturing team to produce our microdisplay products. We seek to increase our manufacturing efficiencies, yields, and quality to reduce the cost and to speed the delivery of our products. We stress manufacturing processes, widely available quality materials, and standard products and seek to leverage our participation in both the projection and near-to-eye microdisplay markets.

     Pursue Strategic Relationships and Acquisitions

      We seek strategic relationships to enhance our ability to offer value-added microdisplay products, address new markets, gain market share, and maintain technological leadership. We intend to enter into additional strategic relationships with leading companies serving our target markets. We also intend to acquire or make investments in companies that extend our technology and enhance our business and competitive position.

Products

     Product Line

      Our microdisplay products include a line of LCoS display imagers and associated application specific integrated circuits, or ASICs, that provide driver, controller, and converter functions that operate the imager. An ASIC is a semiconductor designed for a specific application. Our imager products have resolutions and sizes designed for specific market segment applications. The following table sets forth certain information regarding our currently available imagers and our BR1920 imager currently in development.

Model Number	Resolution	Size	Applications

Z86D-3	SVGA	0.47”	Near-to-eye
BR1024	XGA	0.53”	Rear-projection television (4:3 aspect ratio)
BR768	HDTV1	0.70”	Rear-projection television (16:9 aspect ratio)
BR1280	SXGA	0.78”	Front projectors and photo printers
BR1920	WUXGA and HDTV2	0.85”	Rear-projection full high-definition television and other high- performance video applications

      Our product line also includes optical modules for near-to-eye applications and “light engines” for projector applications. Both optical modules and light engines include illumination, prisms, color separators and combiners, and lenses to provide complete display products. Our microdisplay light engines also allow us to meet the different price points, development times, and resolution requirements for a variety of customer applications. The small microdisplays and precision optics included in our light engines separate light into its three primary colors and then recombine that light to produce brilliantly sharp images that cannot be accurately reproduced by traditional display technology. Our light engines and optical modules include development kits and schematic plans and specifications, or reference designs, in order to accelerate time to market for our customers.

      Each product included in our product line is currently available and is being offered for projector and near-to-eye applications, except the BR 1920 imager, which is currently in development. We have provided prototypes of our BR 1920 imager to potential customers for evaluation. Net sales from our products to date have not been significant. During 2002, 51.6% of our net sales resulted from near-to-eye applications, with the balance from projector applications. We believe, however, that the projector market is larger and has the potential to represent a greater percentage of our net sales than near-to-eye applications.

     Projector Applications

      We serve several projection markets: the rear-projection, high-definition television market with screen sizes of between 50 and 65 inches and the high-end multimedia and home theater front-projection markets. Additionally, we serve several smaller projection markets, including photo printer, digital cinema, and specialty military applications.

      For projection applications, we offer products with XGA, SXGA, and HDTV1 resolution and are developing products with HDTV2 resolution. We believe our LCoS microdisplays have significant advantages over competing technologies in the consumer marketplace in terms of resolution, image quality, size, and cost as well as in terms of manufacturability. In rear-projection televisions, we believe our light engines containing our LCoS microdisplays replace the image-related components in a traditional rear-projection CRT television at approximately one-third the weight and size, while providing better image quality and much higher resolution.

     Near-to-Eye Applications

      We produce products to serve the near-to-eye market, including SVGA imagers, display modules, and reference designs. Our display modules are complete drop-in assemblies that allow customers to focus on end-product design and packaging, because they can use our full color SVGA resolution microdisplay as a drop-in assembly.

      Our near-to-eye products utilize a viewfinder, typically mounted in a headset, and provide image magnification. The image appears to the user with the clarity, size, and resolution of a computer monitor. These products also are compact, lightweight, and highly energy efficient. With high resolution and small size, we believe LCoS microdisplays offer unique advantages to these wearable and portable products. Products based on LCoS microdisplays have long lifetimes and can be made lightweight with low power requirements and display sharp, bright images. Our LCoS microdisplays also withstand wide ambient temperature ranges, a feature which is important for industrial and portable applications. In addition, our associated ASICs enable fast rendering of images, an important attribute for viewing full-motion video.

      To date, our near-to-eye product sales have been concentrated in specific industrial, medical, and military applications. Product shipments have included LCoS microdisplays for monocular and binocular head-mounted displays, video telescopes, surgical microscopes, and riflescopes.

      We are developing microdisplays for use in headsets for video games. These microdisplay headset products are designed to provide users with an enhanced video game experience. Like a joystick, our microdisplay headset products will allow users new dimensions of interface with the games and a greater immersion into the game.

      We also are pursuing the development of microdisplay-based monocular or binocular displays for use in various high-information content portable electronic devices, such as mobile handsets, pagers, PDAs, and wireless Internet appliances. Use of microdisplays in these personal display system applications will enable users to view the information delivered by the device at the same resolution as a desktop or notebook computer.

      Another emerging market for LCoS microdisplays is mini-projectors for use with PDAs, notebook computers, and other portable electronics. These mini-projectors beam images onto walls, tabletops, or other surfaces for use by individuals or small groups. Mini-projectors can allow new dimensions to be added to users’ information manipulation and sharing capabilities. Any surface can be turned into a virtual computer monitor using a mini-projector. This small and seemingly simple accessory can turn computers, PDAs, and cell phones into more versatile mobile offices.

Sales and Marketing

      We market our services primarily in North America, Asia, and Europe through a direct technical sales force. A staff of in-house, Arizona-based and Colorado-based engineering personnel directs and aids all sales personnel. Our approach is to become a critical partner to our customers rather than simply a component supplier by playing an integral role in the design and development of their products. Potential customers welcome our technological expertise and broad industry relationships because they do not always have the core competencies and relationships necessary to develop and commercialize products incorporating microdisplays. We not only focus on selling to direct customers that incorporate our microdisplays into their products, but also on promoting our customers’ products to their target brand and channel customers. These brand and channel customers are critical to creating consumer awareness and demand for products incorporating our microdisplays.

      Sales in Asia and Europe represented approximately 11% of our net sales in fiscal 2001 and approximately 33% of our net sales in fiscal 2002. Approximately 45% of our net sales during fiscal 2002 occurred during the quarter ended December 31, 2002.

Customers

      We sell our products for incorporation into the products of OEMs for industrial, medical, military, commercial, and consumer applications.

      Our OEM customers and partners in the high-definition projection television market include 3M, Viewsonic’s Advanced Digital Optics Group, China Display, and Prokia. Our multimedia projector customers include companies such as original development manufacturer Wellsome Corporation. Finally, customers such as Kaiser Electronic (a Rockwell Collins company) and BAE Systems are developing innovative displays based on our microdisplays.

      OEM products that have been announced to date for near-to-eye applications include a night vision headset by Trivisio, a headset for wearable computers designed by Shimadzu and currently offered in Hitachi and Xybernaut products, a viewer for a medical microscope by Zeiss, a viewer for a video telescope by Betacom, and a riflescope viewer by Brashear. We also have announced design relationships with Accupix, Baranti, and Visual Interactions.

      For the year ended December 31, 2000, sales to Inviso, RCA Thomson, and Veco, Inc. accounted for approximately 26.9%, 19.3%, and 11.8%, respectively, of our revenue. For the year ended December 31, 2001, sales to RCA Thomson accounted for approximately 65.4% of our revenue. For the year ended December 31, 2002, sales to Brashear accounted for approximately 22.7% of our revenue and sales to Kodak accounted for approximately 13.7% of our revenue. No other customer accounted for more than 10% of our revenue during those periods. Sales to Kodak resulted from our providing advanced product development services for microdisplay imagers pursuant to a $500,000 contract extending through December 31, 2004. Sales to Brashear resulted from providing advanced development services for microdisplay imagers pursuant to a $599,000 contract extending through November 30, 2003 and the sale of microdisplays and ASIC products on a purchase order basis.

      Our engineering, sales, and marketing professionals are actively involved with a customer during all phases of prototype design, production, and product marketing by providing technical and marketing assistance. In most cases, our technical staff works with each customer in the development stage to identify potential improvements to the design of the customer’s product in parallel with the customer’s effort. We help our customers incorporate our microdisplays into their products, thereby reducing the time required to bring their products to market. This assistance helps customers accelerate their design process and achieve cost effective and manufacturable designs, as well as facilitating a smooth transition into high-volume production.

Manufacturing

      We utilize an advanced manufacturing line in our Tempe facility to manufacture and test LCoS microdisplay imagers. Costs incurred by TFS in the last five years to construct, furnish, and equip the facility have been approximately $24.0 million. This facility contains all of the equipment needed to sustain an annual revenue run rate in excess of $100 million.

      We believe we are the only independent microdisplay company with a fully developed manufacturing facility able to support high-volume manufacturing. Our manufacturing cycle allows for a reliable, constant output of imagers in high volume. The manufacturing facility is fully equipped in all areas of manufacturing, including front-end, back-end, packaging, and test. The front-end processes are conducted in side-by-side Class 100 and Class 1000 clean rooms. Back-end manufacturing, packaging, and test procedures are all conducted in a Class 1000 clean room.

      We have an extensive quality control program and maintain quality systems and processes that meet or exceed the demanding standards set by many leading OEMs in our targeted industries. We have received ISO 9001 certification of our manufacturing facility and corporate headquarters in Tempe, Arizona. We base our quality control program upon statistical process control, which advocates continual quantitative measurements of crucial parameters and uses those measurements in a closed-loop feedback system to control the manufacturing process. We perform product life testing to help ensure long-term product reliability. We analyze results of product life tests and take actions to refine the manufacturing process or enhance the product design.

Suppliers

      Components and raw materials constitute a substantial portion of our product costs. The principal components and raw materials we use in producing our displays consist of LCD glass, silicon wafers, ASICs, circuit boards, molded plastic parts, lead frames, and packaging materials. Our procurement strategy is to secure alternative sources of supplies for the majority of these materials. Many of these materials, however, must be obtained from a sole or limited number of foreign suppliers, which subjects us to the risks inherent in obtaining materials from foreign sources, including supply interruptions and currency fluctuations. Our suppliers generally are meeting our requirements, and we believe our strategic supplier alliances have further strengthened our relations with offshore suppliers.

      We attempt to procure components and other raw materials only when a purchase order or forecast is received from a customer. Although we experience component shortages and longer lead times for various components and raw materials from time to time, we generally have been able to reduce the impact of shortages.

      We have no short-, medium-, or long-term contracts with any of our suppliers. We purchase all of our components and raw materials on a purchase-order basis.

Research and Development

      Our research and development programs focus on advancing technology, developing improved design and manufacturing processes, improving the overall performance and quality of our products, and expanding our technology to serve new markets. Our research and development activities include the following:

•	Basic research and development to characterize, test, and incorporate new liquid crystal solutions, silicon substrates, and glass. Our engineers and scientists continue to investigate alternative combinations of materials to improve picture quality, cost, and manufacturability.

•	LCoS package development programs.

•	Silicon backplane design to reduce size and cost, increase resolution and performance, decrease power consumption, and integrate driver functionality.

•	ASIC design to combine and enhance functionality, reduce cost, and improve picture quality.

•	Printed circuit board design.

•	Projection optics, color science, and display characterization to optimize the link between the science of LCoS and the end-user experience.

      Research and development expenses were $8,092,000, $11,939,000, and $14,634,000 during fiscal 2000, fiscal 2001, and fiscal 2002, respectively.

Intellectual Property

      We rely on a variety of intellectual property methods, including patents, trade secrets, trademarks, confidentiality agreements, licensing agreements, and other forms of contractual provisions, to protect and advance our intellectual property. We have developed and patented a full suite of intellectual property for the microdisplay market. We hold patents in various technology arenas, including display technologies, optical system illumination technologies, fully functioning reference designs, and display drive electronics. In total, we hold 78 issued patents, 102 patents pending, and 99 patent disclosures. Our patents are system and design patents relating to the production of our imagers, ASICs, optical modules, and light engines and extend from the year 2017 to the year 2023. The patents enhance our ability to protect our unique technical developments.

      We currently have trademarked two brand names. The LCoS trademark describes the technology that makes up the microdisplay. The Brillian trademark describes the microdisplay itself. Both of these trademarks have recognition in the display community and are being promoted and used by us to gain product awareness. We use trade shows, collateral literature, and advertisements to create brand recognition and awareness both within the OEM community and by consumers. We include the trademarks on our product packaging materials to further promote the brands. Additionally, we work with customers to promote the trademarks on their packaging materials and products.

Competition

      We believe that Texas Instruments, JVC, Hitachi, Aurora Systems, SpatiaLight, Epson, and Sony constitute the principal competitors for our microdisplay products. Texas Instruments has developed a product, referred to as a DMD microdisplay, that competes with our LCoS technology. JVC, Hitachi, Aurora, and SpatiaLight are developing or producing liquid crystal on silicon displays that are similar to our LCoS display based on their own technology. Epson and Sony manufacture transmissive polysilicon, which is a type of microdisplay that can be used in some of the same applications as LCoS microdisplays. Numerous other established and start-up companies are also pursuing similar and related technologies that may compete with our LCoS technology.

      Positive factors in our competitive position result from our broad liquid crystal on silicon capabilities, mature technologies, high-volume manufacturing, financial strength, and current customer relationships. A number of our competitors, however, are large multinational companies that have greater market recognition and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages. Most of these large competitors utilize their technology and other resources for their own products. As a result, we believe we are the only full-service, independent, non-OEM choice for other OEMs that wish to use liquid crystal on silicon products from a non-competitive source in their projector and near-to-eye products.

Acquisitions, Investments, and Strategic Relationships

      In August 1997, we entered into a strategic alliance with National Semiconductor Corporation for the development of LCoS microdisplay products. Under that alliance, National Semiconductor focused on the silicon technologies needed for microdisplays, and we focused on the liquid crystal technologies. In 1999, National Semiconductor decided to close its microdisplay business unit. In connection with that closing, in July 1999, we purchased certain assets, including all production and test equipment, specialized laboratory equipment, and supporting design documentation and software, of the former Light Valve business unit and licensed silicon technologies from National Semiconductor relating to LCoS microdisplays. We paid approximately $3.0 million in cash and issued warrants to purchase 140,000 shares of our common stock in the transaction, which valued the transaction at approximately $3.6 million. No additional payments are required under the licenses. We also hired several key technical employees of National Semiconductor to assist in the implementation of the acquired technologies.

      In April 1998, we entered into a strategic relationship with Inviso, Inc., a privately held company with numerous patents and proprietary technology related to microdisplay development. We acquired a minority equity interest in Inviso for approximately $3.3 million. In March 2000, we acquired an additional interest in Inviso for $500,000, raising our total minority equity interest to $3.8 million. As part of this strategic relationship, we provided proprietary manufacturing capabilities and liquid crystal expertise, and Inviso provided patented and proprietary technologies and components for the joint development of microdisplay products. In the second quarter of 2001, we wrote off our investment of $3.8 million in Inviso because we determined that our investment was impaired, as that term is defined under generally accepted accounting principles. Subsequent to our write-off, Inviso was unable to raise funds to operate its business and ceased operations. In the second quarter of 2002, we purchased all of the intellectual property of Inviso for $780,000.

      In August 1999, we licensed the microdisplay technology of S-Vision Corporation, a former microdisplay competitor that had recently ceased operations. Under this agreement, we acquired an irrevocable, royalty free, fully paid-up, worldwide license to the intellectual property associated with S-Vision’s digital backplane and optical systems, which provides us rights to manufacture certain microdisplay products and patented optical engines. In addition, S-Vision assigned to us a patent relating to the design and manufacture of microdisplay products.

      In March 2001, we invested $1.25 million in Silicon Bandwidth, Inc., a privately held company providing unique semiconductor and optoelectronic interconnect solutions based upon multiple, patented, proprietary technologies. We are working closely with Silicon Bandwidth to design unique, cost-effective, reconfigurable packaging platforms for LCoS microdisplays.

      In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain assets of Zight at a liquidator’s auction for approximately $600,000. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million.

      In January 2002, we entered into an agreement with China Display Digital Image Technology (Shanghai) Co., Ltd. Under the arrangement, China Display will develop high-performance light engines using our microdisplays.

      In July 2002, we invested $5.0 million in ColorLink, Inc. ColorLink has a leading position worldwide in the development and manufacture of color management technologies for microdisplays. ColorLink’s products consist of color management components and system architectures that are critical for digital projection systems that use high-resolution microdisplays. Those projection systems include color monitors, high-definition televisions, and multimedia projectors. This investment furthers our efforts to accelerate as much as possible the establishment of the necessary infrastructure for LCoS microdisplays.

      In July 2002, we entered into an agreement with Advanced Digital Optics, Inc., or ADO, a company that specializes in the design and development of light engines used in projection displays. Under the agreement, we are working with ADO to develop light engines for use in rear-projection televisions.

      In August 2002, we entered into an agreement with Accupix, Inc. The arrangement provides for Accupix to provide optical module designs as well as local optics and electronics support for our customers developing near-to-eye microdisplay applications.

      In September 2002, we entered into an agreement with Visual Interaction GmbH. We will treat Visual Interaction as a most favored customer in terms of technical support, volume pricing, and advanced information and forward to Visual Interaction European design inquiries that we do not wish to pursue directly. Visual Interaction will promote the use of our microdisplay technology in its products; grant us a right of first refusal to sell certain of its products outside of Europe; and provide us with certain marketing support.

      The strategic relationships with Silicon Bandwidth, China Display, ColorLink, ADO, Accupix, and Visual Interaction are general in nature and provide for collaborative efforts between the parties. The arrangements do not provide for product quantities, guaranteed payments, specific prices, or durations.

Government Regulation

      Our operations are subject to certain federal, state, and local regulatory requirements relating to environmental, waste management, health, and safety matters. There can be no assurance that material costs and liabilities will not arise from complying with these or from new, modified, or more stringent requirements. In addition, our past, current, or future operations may give rise to claims of exposure by employees or the public or to other claims or liabilities relating to environmental, waste management, or health and safety concerns.

      Our operations create a small amount of hazardous waste, including various epoxies, gases, inks, solvents, and other wastes. The amount of hazardous waste we produce may increase in the future depending on changes in our operations. The general issue of the disposal of hazardous waste has received increasing focus from federal, state, local, and international governments and agencies and has been subject to increasing regulation.

Backlog

      As of June 30, 2003, we had a backlog of orders of approximately $624,000. The backlog of orders as of June 30, 2002 was approximately $341,000. Our backlog consists of orders for which purchase orders have been received and which are scheduled for shipment within six months. Most orders are subject to rescheduling or cancellation with limited penalties. Because of the possibility of customer changes in product shipments, our backlog as of a particular date may not be indicative of sales for any succeeding period.

Employees

      At June 30, 2003, we employed a total of 73 persons. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.

      Competition for qualified personnel in our industry is very competitive, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel.

Facilities

      We occupy approximately 42,500 square feet in a facility in Tempe, Arizona, which houses our manufacturing operations and research, development, engineering, design, and corporate functions. We sublease this facility from TFS under an agreement that extends through August 31, 2005, subject to automatic one-year renewals cancellable by either TFS or us upon written notice delivered at least six months prior to such renewal. TFS occupies office space in a separate part of the Tempe facility, and we share certain common areas of the facility with TFS.

      We lease approximately 7,000 square feet of space in Boulder, Colorado.

Legal Proceedings

      We are not currently involved in any legal proceedings that we believe would have a material adverse effect on our business or financial condition.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding our directors, executive officers, and key employees:

Name	Age	Position

Jack L. Saltich	60	Chairman of the Board
Vincent F. Sollitto, Jr.	54	President, Chief Executive Officer, and director
David P. Chavoustie	60	Director, effective on date of spin-off
David N.K. Wang	56	Director, effective on date of spin-off
John S. Hodgson	52	Director, effective on date of spin-off
Robert L. Melcher	63	Chief Technology Officer
Wayne A. Pratt	42	Vice President, Chief Financial Officer, Secretary, and Treasurer
Rajan N. Kapur	50	Senior Director of Personal Display Systems
Rainer L. Kuhn	42	Senior Director of Sales and Marketing
Henning C. Stauss	46	Senior Director of Operations
Russell J. Flack	57	Senior Director of Engineering
Matthias T. Pfeiffer	40	Senior Director of Research and Development
Douglas J. McKnight	39	Senior Director of Technology

      Jack L. Saltich has been our Chairman of the Board since Brillian’s formation. Mr. Saltich has served as a director and the President and Chief Executive Officer of TFS since July 1999. Mr. Saltich served as Vice President of Advanced Micro Devices from May 1993 until July 1999; as Executive Vice President of Applied Micro Circuits Corp. from January 1991 until March 1993; and as Vice President of VLSI from July 1988 until January 1991. Mr. Saltich held a variety of executive positions with Motorola from July 1971 until June 1988. These positions included serving as an Engineering Manager from May 1974 until January 1980, an Operations Manager from January 1980 until May 1982, a Vice President and Director of the Bipolar Technology Center from May 1982 until June 1986, and a Vice President and Director of the Advanced Product Research and Development Laboratory from June 1986 until June 1988. Mr. Saltich also serves as a member of the board of directors of Immersion Corporation, a public company that develops, licenses, and markets haptic technology and products; and a member of the board of directors of Vitex Systems, Inc., a private company that commercializes transparent ultra-barrier films for use in flat panel displays.

      Vincent F. Sollitto, Jr. has been our President and Chief Executive Officer and a director of our company since June 2003. Mr. Sollitto served as President and Chief Executive Officer of Photon Dynamics, Inc., a provider of yield management solutions for flat panel displays, from June 1996 until January 2003. From August 1993 to June 1996, Mr. Sollitto served as the General Manager of Business Unit Operations for Fujitsu Microelectronics Inc., a semiconductor and electronics company. From April 1991 to August 1993, Mr. Sollitto served as the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Prior to joining Supercomputer Systems, Incorporated, Mr. Sollitto spent 21 years in various management positions at International Business Machines Corporation, including Director of Technology and Process. Mr. Sollitto serves as a director of Irvine Sensors Corp., a compact packages technology company; Applied Films Corporation, a thin film deposition equipment company; and Ultratech Stepper, Inc., a photolithography equipment company, all of which are public companies; and US Display Consortium, a research and development non-profit organization. Mr. Sollitto holds a B.S. degree in Electrical Engineering from Tufts College.

      David P. Chavoustie will become a director of our company effective on the date of the spin-off. Mr. Chavoustie has served since April 1998 as Executive Vice President of Sales and Marketing of ASML, a manufacturer of lithography equipment used to manufacture semiconductors. From April 1992 until March 1998, Mr. Chavoustie held several positions with Advanced Micro Devices, Inc., a semiconductor company, including Vice President/General Manager Customer Specific Products Division, Vice President/General Manager Embedded Processor Division, and Vice President Worldwide Sales/Marketing — Vantis (a wholly owned subsidiary of AMD). From 1985 to 1992, Mr. Chavoustie held various positions with VLSI Technology, Inc., an ASIC semiconductor company, including Sales Director, Vice President Sales and Corporate Marketing, and Senior Vice President/General Manager ASIC Products. From 1974 to 1984, Mr. Chavoustie held various sales positions with Advanced Micro Devices, including area sales — Southeast United States, regional sales manager, and district sales manager — Upstate New York. Mr. Chavoustie has served as a director of Three-Five Systems, Inc. since January 2000.

      David N.K. Wang will become a director of our company effective on the date of the spin-off. Dr. Wang has served as Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor wafer fabrication equipment, since December 2000 and to the Global Executive Committee, which took the place of the Office of the President in October 2002. Dr. Wang served in the Office of the President from January 1998 to October 2002, as Senior Vice President from 1993 to 2000, and Group Vice President from 1990 to 1993. Prior to that, Dr. Wang had been a divisional Vice President. Dr. Wang joined Applied Materials in 1980 as Manager, Process Engineering and Applications.

      John S. Hodgson will become a director of our company effective on the date of the spin-off. Mr. Hodgson has served as Chief Financial Officer for the High Tech Institute, a private company that provides post-secondary education in the technology and allied health care fields, since December 2000. Mr. Hodgson served as Chief Financial Officer for Simula, Inc., a public company that provides crash restraint and energy absorption technologies, from February 2002 until January 2003. Mr. Hodgson served as Chief Financial Officer for FEI Company, a public company engaged in semiconductor equipment production, from May 2000 until February 2002. Mr. Hodgson served as Chief Financial Officer for Motion Systems, Inc., a private company, from June 1999 until May 2000. Mr. Hodgson served as Vice President and Chief Financial Officer for Integrated Process Equipment Corp., a public company engaged in semiconductor equipment production, from 1994 until June 1999. Mr. Hodgson holds a bachelor’s degree in business administration from Manhattan College and an MBA from Hofstra University.

      Robert L. Melcher has been our Chief Technology Officer since Brillian’s formation. Dr. Melcher served as the Chief Technology Officer of TFS from October 1999 until the spin-off. Prior to joining TFS, Dr. Melcher was employed at IBM in a variety of management positions since 1970. He served as the Program Leader for Projection Displays from 1993 to 1999 and as Director of the Physical Sciences Department from 1990 to 1993.

      Wayne A. Pratt has been our Vice President, Chief Financial Officer, Secretary, and Treasurer since Brillian’s formation. Mr. Pratt served as Senior Vice President and Chief Financial Officer of Limelight Networks, LLC, a provider of outsourced e-business infrastructure and IP delivery services, from April 2002 until joining our company in April 2003. Mr. Pratt was Senior Vice President and Chief Financial Officer of Axient Communications, Inc., a venture capital-backed telecommunications company, from February 2000 until January 2001; Senior Vice President-Operations of Verde Capital Partners, LLC, a venture capital firm, from November 1999 until January 2000; Senior Vice President and Chief Financial Officer for Frontier Global Center, Inc., a web hosting company, from March 1998 until November 1999; Senior Vice President and Chief Financial Officer for Global Center, Inc., a web hosting company, from January 1997 until its acquisition by Frontier Global Center, Inc. in February 1998; and Vice President and Chief Financial Officer of Primenet Services for the Internet, Inc., a nationwide ISP, from December 1995 until its acquisition by Global Center, Inc. in January 1997. Mr. Pratt was Director of Financial Reporting for Swift Transportation Co., Inc., a national publicly owned trucking company, from August 1994 until December 1995. From July 1986 until August 1994, Mr. Pratt held various positions with KPMG Peat Marwick, most recently as a Senior Manager. In July 2001, Axient Communications, Inc. filed a voluntary petition for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code.

      Rajan N. Kapur has been our Senior Director of Personal Display Systems since Brillian’s formation. Mr. Kapur served as Senior Director of TFS from January 2002 until the spin-off. Prior to joining TFS, Mr. Kapur served as Vice President — Engineering for Zight Corporation from February 2000 to November 2001 with principal responsibilities for developing display back planes, interface ASICs, evaluation kits, and reference designs for binocular and monocular applications. Mr. Kapur served as Director of Engineering for Cirrus Logic with which he was employed from August 1985 to March 1998. He was a member of the Technical Staff of AT&T Bell Labs from March 1982 to July 1985.

      Rainer L. Kuhn has been our Senior Director of Sales and Marketing since Brillian’s formation. Mr. Kuhn served as the Senior Director of Sales and Marketing of TFS from February 2003 until the spin-off and as Senior Director of Sales Personal Display Systems from January 2002 until February 2003. Prior to joining TFS, Mr. Kuhn was Director of Marketing, Product Management, and Business Development for Zight Corporation from February 1998 to November 2001. Mr. Kuhn held various management positions with Lexmark International from March 1997 to February 1998 and various marketing and sales positions with Siemens Corp. from June 1987 to March 1997.

      Henning C. Stauss has been our Senior Director of Operations since Brillian’s formation. Mr. Stauss served as Senior Director — LCoS Operations of TFS from January 2001 until the spin-off, where he led the LCoS Manufacturing and Process Engineering departments and created the wafer scale manufacturing line by using well-known semiconductor manufacturing equipment and blending them with LCD processes for making LCoS devices. Mr. Stauss joined TFS as Director of LCD Manufacturing in August 1997. Prior to joining TFS, Mr. Stauss was leading the product development and pilot production of Optrex in Germany, a major manufacturer of LCD’s for automotive and telecommunication applications.

      Russell J. Flack has been our Senior Director of Engineering since Brillian’s formation. Mr. Flack served as Senior Director of Microdisplay Engineering Development of TFS from July 1999 until the spin-off. Prior to joining TFS, Mr. Flack was Director of Engineering for Video Displays Business group of National Semiconductor Corporation from June 1994 until joining TFS. Mr. Flack held many executive operations and engineering positions at National Semiconductor Corporation from 1985 until 1994, including Vice President of Operations for the Analog Division and Vice President of Process Development, Analog Division from 1991 to 1994.

      Matthias T. Pfeiffer has been our Senior Director of Research and Development since Brillian’s formation. Dr. Pfeiffer served as Senior Director of Microdisplay Research and Development of TFS from June 2001 until the spin-off. Dr. Pfeiffer served as Senior Staff Scientist of TFS from September 1995 to June 2001. Before joining TFS, Dr. Pfeiffer served as Research Associate for the Liquid Crystal Institute from September 1993 to August 1995.

      Douglas J. McKnight has been our Senior Director of Technology since Brillian’s formation. Dr. McKnight served as Senior Director of Technology of TFS from January 2002 until the spin-off. Prior to joining TFS, Dr. McKnight served as Chief Technical Officer (and was a co-founder) of Zight Corporation from September 1996 to November 2001.

      Directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Officers serve at the pleasure of the board of directors.

      There are no family relationships among any of our directors, officers, or key employees. We consider Messrs. Sollitto, Melcher, and Pratt to be our executive officers; Mr. Saltich to be the non-executive Chairman of the Board; and the other individuals, who are not independent directors, to be key employees.

      Upon the spin-off, we intend to establish three committees of the board of directors: an Audit Committee, a Compensation Committee; and a Nominating/ Corporate Governance Committee. Each of these committees will consist solely of independent directors.

Meetings and Committees of our Board of Directors

      Our bylaws authorize our board of directors to appoint among its members one or more committees, each consisting of one or more directors. Our board of directors will establish three standing committees: an Audit Committee, a Compensation Committee, and a Corporate Governance/ Nominating Committee. The primary purpose of the Audit Committee will be to select the independent certified public accountants to conduct the independent audit of the financial statements of our company; review the annual financial statements, any significant accounting issues, and the scope of the audit with the independent auditors; and discuss with the auditors any other audit-related matters that may arise during the year. The Compensation Committee will review and act on matters relating to compensation levels and benefit plans for our key executives. The purpose of the Corporate Governance/ Nominating Committee will be to assist our board of directors in fulfilling its responsibility to nominate and approve qualified new members to the board in accordance with our certificate of incorporation and bylaws; to develop and recommend to our board of directors a set of corporate governance principles; and to oversee the selection and compensation of committees of our board of directors.

Director Compensation and Other Information

      We pay each non-employee director an annual retainer fee in the amount of $10,000, plus $1,000 for each regular board meeting attended, $500 for each special board meeting attended, and $500 for each committee meeting attended on a day other than the same day as a board meeting. Each non-employee director is required to receive 50% of his annual retainer fee in shares of our common stock. See “Executive Compensation — 2003 Incentive Compensation Plan.” The non-executive Chairman of the Board receives an extra $10,000 per year over the standard non-employee director compensation, with 50% of such fee paid in cash and 50% paid in shares of our common stock, immediately upon election each year after the annual meeting of stockholders. The non-executive Chairman of the Audit Committee receives an extra $10,000 per year over the standard non-employee director compensation, with such fee paid in cash. We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director.

      Each non-employee director will receive an automatic grant of options to acquire 15,000 shares of our common stock on the date of his or her first appointment or election to our board of directors. Non-employee directors will also receive an automatic grant of options to purchase 10,000 shares of our common stock at the time of the meeting of our board of directors held immediately following each annual meeting of stockholders.

Executive Compensation

Compensation Philosophy

      We seek to provide a level of compensation that is competitive with companies similar in both size and industry. Our compensation philosophy is intended to create value for our stockholders through long-term growth in sales and earnings and the alignment of the interests of management with those of our stockholders. The total compensation package will consist of base salary, executive health benefit and perquisite program, annual incentive bonuses, and stock option grants. This package is intended to tie a significant portion of the total compensation of our executives to our performance and creation of stockholder value.

Compensation Arrangements

      The following table sets forth the initial annual base salaries to be paid for fiscal year 2003 to the executive officers. The compensation amounts do not include incentive cash bonuses that may be payable under management incentive plans, but which will not be determined until a future date.

		Estimated Cash
Name	Position	Compensation

Vincent F. Sollitto, Jr.	President and Chief Executive Officer	$275,000
Robert L. Melcher	Chief Technology Officer	$200,000
Wayne A. Pratt	Chief Financial Officer	$140,000

Summary of Executive Compensation

      The following table sets forth, for the periods indicated, the total compensation paid by TFS for the services of Robert L. Melcher. Dr. Melcher was the Chief Technology Officer of TFS as of December 31, 2002. Other individuals who will be executive officers of our company as of the spin-off were not executive officers of our company for the year ended December 31, 2002 and were not one of the four most highly compensated executive officers of TFS whose aggregate cash compensation exceeded $100,000 for the fiscal year ended December 31, 2002. All cash compensation reported in the table was paid by TFS and all stock compensation was in the form of TFS common stock or options to purchase shares of TFS common stock.

Summary Compensation Table

				Long Term
				Compensation

				Awards

	Annual Compensation(1)			Securities	All Other
				Underlying	Compensation
Name	Year	Salary($)	Bonus($)	Options(#)(2)	($)(3)

Robert L. Melcher	2002	$200,000	$0	28,000	$11,940
Chief Technology Officer of TFS	2001	200,000	0	10,000	11,177
	2000	200,000	80,000	0	45,217

(1)	Dr. Melcher also received certain perquisites, the value of which did not exceed 10% of his annual salary and bonus.

(2)	The exercise price of all stock options granted were equal to the fair market value of the TFS common stock on the date of grant.

(3)	Amount shown for fiscal 2002 represents (a) matching contributions to the TFS 401(k) Plan earned in fiscal 2002, but not paid until fiscal 2003, in the amount of $5,100, (b) term life insurance premiums of $951 paid by TFS on behalf of Dr. Melcher, and (c) an Executive Benefits Package of $5,889 on behalf of Dr. Melcher.

Option Grants

      The following table sets forth certain information with respect to TFS stock options granted during the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	Percent of			Annual Rates of Stock
	Securities	Total Options			Price Appreciation for
	Underlying	Granted to			Option Term(2)
	Options	Employees in	Exercise Price	Expiration
Name	Granted	Fiscal Year	Per Share(1)	Date	5%	10%

Robert L. Melcher	12,000 (3)	1.04%	$12.25	2/08/2012	$92,448	$234,280
	16,000 (3)	1.39%	$6.43	8/12/2012	$64,701	$163,964

(1)	The options were granted at the fair value of the TFS common stock on the date of grant and have ten-year terms.

(2)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of TFS common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of TFS common stock.

(3)	The options vest one-third on the first anniversary of the grant and one-third on each of the next two anniversaries of the grant.

Option Exercises and Option Holdings

      The following table contains certain information with respect to TFS options exercised during fiscal 2002 and options held as of December 31, 2002.

Aggregated Option Exercises in Last Fiscal Year and

Fiscal Year-End Option Values

Value of Unexercised
			Number of Unexercised		In-the Money Options
	Shares		Options at Fiscal Year-End		At Fiscal Year-End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Robert L. Melcher	—	—	64,119	86,002	—	$320

(1)	Calculated based upon the December 31, 2002, New York Stock Exchange closing price of TFS common stock of $6.45 per share, multiplied by the number of shares held, less the aggregate exercise price for such shares.

Employment and Other Agreements

      We have no written employment contracts with any of our executive officers. We do have, however, employment letters and signed terms-and-conditions agreements with certain employees. We offer our employees medical, dental, life, and disability insurance benefits. Our executive officers and other key personnel are eligible to receive incentive bonuses and are eligible to receive stock options under our stock option plans.

2003 Incentive Compensation Plan

      Our 2003 incentive compensation plan is designed to attract, motivate, retain, and reward our executives, employees, officers, directors, and independent contractors, by providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of stockholder value. The 2003 incentive compensation plan was adopted by our board of directors on August 26, 2003 and approved by our stockholder on August 26, 2003. Under the 2003 incentive compensation plan, an aggregate of 1,650,000 shares of common stock may be issued pursuant to options granted to acquire common stock, the direct granting of restricted common stock and deferred stock, the granting of stock appreciation rights, and the granting of dividend equivalents. On the first day of each fiscal year, an additional number of shares equal to 4% of the total number of shares then outstanding will be added to the number of shares that may be subject to the granting of awards. As of August 26, 2003, there were no outstanding options to acquire shares of our common stock under the 2003 incentive compensation plan. Under the 2003 incentive compensation plan, we expect to issue options to acquire approximately 763,275 shares of our common stock to holders of TFS options in connection with the spin-off. See “Relationship Between TFS and Brillian After the Spin-Off — Stock Options”.

      The 2003 incentive compensation plan may be administered by the board of directors or a committee of the board. The committee or the board of directors determines the persons to receive awards, the type and number of awards to be granted, the vesting and exercisability of the award, and any other conditions to which the award is subject. Awards may be settled in the form of cash, shares of common stock, other awards, or other property in the discretion of the committee or the board of directors.

      The committee or the board of directors may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any award, and such accelerated exercisability, lapse, expiration, and, if so provided in the award agreement, vesting will occur automatically in the case of a “change in control” of our company. Upon the occurrence of a change in control, if so provided in the award agreement, stock options and certain stock appreciation rights may be cashed out based on a “change in control price,” which will be the higher of (1) the cash and fair market value of property that is the highest price per share paid in any reorganization, merger, consolidation, liquidation, dissolution, or sale of substantially all assets of our company, or (2) the highest fair market value per share at any time during the 60 days before and 60 days after a change in control.

      The board of directors may amend, alter, suspend, discontinue, or terminate the 2003 incentive compensation plan or the committee’s authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Unless terminated earlier by the board of directors, the 2003 incentive compensation plan will terminate at such time as no shares of common stock remain available for issuance under the plan and the company has no further rights or obligations with respect to outstanding awards under the plan.

      Each of our non-employee directors is required to receive 50% of his annual retainer fee in shares of our common stock. The non-executive Chairman of the Board receives 50% of his fee in shares of our common stock. Each of our non-employee directors will receive an automatic grant of options to acquire 15,000 shares of our common stock on the date of his or her first appointment or election to our board of directors. Our non-employee directors will also receive an automatic grant of options to purchase 10,000 shares of our common stock at the time of the meeting of our board of directors held immediately following each annual meeting of stockholders. All of the stock paid as fees to our directors, and each of the options granted to our directors, is granted under our 2003 incentive compensation plan.

2003 Employee Stock Purchase Plan

      Our 2003 employee stock purchase plan is designed to encourage stock ownership in our company by our employees, thereby enhancing employee interest in our continued success. The plan was adopted by our board of directors on August 26, 2003 and approved by our stockholder on August 26 2003. The plan will become effective on the date of the distribution. A total of 200,000 shares of our common stock will initially be reserved for issuance under the plan. Under the plan’s terms, the board of directors will appoint a committee, consisting of not fewer than two board members, to administer the plan. The plan gives broad powers to the committee to administer and interpret the plan.

      The plan permits employees to purchase our common stock at a favorable price and possibly with favorable tax consequences to the participants. All employees of our company and of those subsidiaries designated by the board are eligible to participate in any of the purchase periods of the plan after completing six months of continuous employment. However, any participant who would own (as determined under the Internal Revenue Code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of the stock of our company will not be granted an option under the plan.

      The plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period, however, will begin on the date of the distribution and will end on December 31, 2004. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of a 24-month offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

      Eligible employees may elect to participate in the plan upon the spin-off and thereafter on January 1 or July 1 of each year. Subject to certain limitations determined in accordance with calculations set forth in the plan, a participating employee is granted the right to purchase shares of common stock on the last business day on or before each January 1 and July 1 during which the employee is a participant in the plan. Upon enrollment in the plan, the participant authorizes a payroll deduction, on an after-tax basis, in an amount of not less than 1% and not more than 10% of the participant’s compensation on each payroll date. Unless the participant withdraws from the plan, the participant’s option for the purchase of shares will be exercised automatically on each exercise date, and the maximum number of full shares subject to the option will be purchased for the participant at the applicable exercise price with the accumulated plan contributions then credited to the participant’s account under the plan. The option exercise price per share may not be less than 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant’s entry date is not the first day of the offering period, in which case the exercise price may not be lower than 85% of the greater of the market price on the first day of the offering period or the market price of the common stock on the entry date.

      As required by tax law, no participant may receive an option under the plan for shares that have a fair market value in excess of $25,000 for any calendar year, determined at the time the option is granted. Any funds not used to purchase shares will remain credited to the participant’s bookkeeping account and applied to the purchase of shares of common stock in the next succeeding purchase period. No interest is paid on funds withheld, and those funds are used by our company for general operating purposes.

      No plan contributions or options granted under the plan are assignable or transferable, other than by will or by the laws of descent and distribution or as provided under the plan. During the lifetime of a participant, an option is exercisable only by that participant. The expiration date of the plan will be determined by the board and may be made any time following the close of any six-month exercise period, but may not be longer than 10 years from the date of the grant. If our company dissolves or liquidates, the offering period will terminate immediately prior to the consummation of that action, unless otherwise provided by the board. In the event of a merger or a sale of all or substantially all of our company’s assets, each option under the plan will be assumed or an equivalent option substituted by the successor corporation, unless the board, in its sole discretion, accelerates the date on which the options may be exercised. The unexercised portion of any option granted to an employee under the plan will be automatically terminated immediately upon the termination for any reason, including retirement or death, of the employee’s employment.

      The plan provides for adjustment of the number of shares for which options may be granted, the number of shares subject to outstanding options, and the exercise price of outstanding options in the event of any increase or decrease in the number of issued and outstanding shares as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, or stock dividends.

      The board or the committee may amend, suspend, or terminate the plan at any time, provided that such amendment may not adversely affect the rights of the holder of an option and the plan may not be amended if such amendment would in any way cause rights issued under the plan to fail to meet the requirements for employee stock purchase plans as defined in Section 423 of the Internal Revenue Code, or would cause the plan to fail to comply with Rule 16b-3 under the Exchange Act.

      Our company’s stockholders will not have any preemptive rights to purchase or subscribe for the shares reserved for issuance under the plan. If any option granted under the plan expires or terminates for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the plan.

401(k) Profit Sharing Plan

      On August 26, 2003, we adopted a 401(k) profit sharing plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions are deductible by us when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 25% of total annual compensation or the annual limit permitted by law ($12,000 in 2003 for people under the age of 50) and to have those funds contributed to the plan. Although we may make matching contributions to the plan on behalf of all participants, we have not made any contributions since the plan’s adoption.

Indemnification Under our Certificate of Incorporation and Bylaws and Indemnification Agreements

      The certificate of incorporation of our company provides that no director will be personally liable to our company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (the “Delaware GCL”). The effect of this provision in the certificate of incorporation is to eliminate the rights of our company and its stockholders, either directly or through stockholders’ derivative suits brought on behalf of our company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. We also have adopted provisions in our bylaws that require us to indemnify our directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. In addition, we have entered into indemnity agreements with our directors and executive officers confirming the provisions of our certificate of incorporation and bylaws. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      All of our outstanding common stock is, and prior to the distribution will be, held beneficially and of record by TFS. After the distribution, TFS will not own any of our outstanding common stock. The following table sets forth certain information regarding the shares of our common stock that are projected to be beneficially owned after the distribution by the following:

•	each of our directors, executive officers, and key employees;

•	all of our directors and executive officers as a group; and

•	each person or entity that is expected to own more than 5% of our common stock immediately following the distribution, based on the ownership of TFS common stock as known to us.

      Unless otherwise indicated, the shares indicated are based on the number of TFS shares held by such persons as of August 15, 2003 and reflect the distribution ratio of .25 of a share of our common stock for every one share of TFS common stock held on the record date. Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property laws. Except as otherwise indicated, each person may be reached at 1600 N. Desert Drive, Tempe, Arizona 85281.

      In addition, at the time of the distribution, options to acquire TFS common stock held by these persons will be converted into options to acquire TFS common stock as described under “The Spin-Off — Treatment of Stock Options in the Spin-Off” and “Relationship Between TFS and Brillian After the Spin-Off — Stock Options.”

      The numbers and percentages shown include the shares of common stock actually owned as of August 15, 2003 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of August 15, 2003 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

	Shares Beneficially
	Owned

Name of Beneficial Owner	Number	Percent

Directors, Executive Officers, and Key Employees:
Jack L. Saltich(1)	121,292	2.2%
Vincent F. Sollitto, Jr.	—	*
David P. Chavoustie(2)	2,896	*
David N.K. Wang	—	*
John S. Hodgson	—	*
Robert L. Melcher(3)	32,833	*
Wayne A. Pratt	—	*
Rajan N. Kapur	—	*
Rainer L. Kuhn	—	*
Henning C. Stauss(4)	5,250	*
Russell J. Flack(5)	8,992	*
Matthias T. Pfeiffer(6)	7,388	*
Douglas J. McKnight	—	*
All directors and executive officers as a group (7 persons)	157,021	2.9%
5% Stockholders:
OppenheimerFunds, Inc.(7)	1,038,225	19.5%
Dimensional Fund Advisors Inc.(8)	303,686	5.7%

*	Less than 1%

(1)	Includes 116,167 shares of common stock issuable upon exercise of vested stock options and 5,125 shares of common stock held by Jack L. Saltich and Pamela C. Saltich, Trustee of Saltich Trust U/A dated 12/17/91.

(2)	Includes 2,020 shares of common stock issuable upon exercise of vested stock options.

(3)	Includes 30,863 shares of common stock issuable upon exercise of vested stock options.

(4)	Represents 5,250 shares of common stock issuable upon exercise of vested stock options.

(5)	Includes 8,367 shares of common stock issuable upon exercise of vested stock options.

(6)	Represents 7,208 shares of common stock issuable upon exercise of vested stock options.

(7)	The information is as reported on Schedule 13G as filed May 8, 2003 with respect to TFS. The address of OppenheimerFunds, Inc. is 498 Seventh Avenue, New York, New York 10018. The address of Oppenheimer Global Growth & Income Fund is 6803 S. Tucson Way, Englewood, Colorado 80112. OppenheimerFunds, Inc. will have shared dispositive power with respect to all such shares and Oppenheimer Global Growth & Income Fund will have sole voting and shared dispositive power with respect to 1,034,875 shares.

(8)	The information is as reported on Schedule 13G as filed February 10, 2003 with respect to TFS. The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional Fund Advisors Inc. will have sole voting and dispositive power with respect to such shares.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue 60,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the Form 10 registration statement of which this information statement is a part.

Common Stock

      Immediately after the spin-off, there will be approximately 5,325,880 shares of common stock outstanding held by approximately 590 stockholders of record.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

      Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences, and the relative, participating, optional, or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. Our board of directors has designated one series of preferred stock. See “Description of Capital Stock — Stockholder Rights Plan.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent’s address is 101 Barclay Street, Suite 11E, New York, New York 10286 and its telephone number is (800) 524-4458.

Anti-Takeover Effects

     General

      Our certificate of incorporation, our bylaws, and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy context, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as an independent, publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. In addition, some provisions of the Tax Sharing Agreement to be entered into between us and TFS may also have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company prior to the second anniversary of the spin-off. See “Relationship Between TFS and Brillian After the Spin-Off — Tax Sharing Agreement.”

      There is set forth below a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are included as exhibits to the Form 10 registration statement of which this information statement is a part, as well as the Delaware General Corporation Law.

     Number of Directors; Removal; Filling Vacancies

      Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our certificate of incorporation provides that directors may be removed by stockholders only both for cause and by the affirmative vote of at least 66 2/3% of the shares entitled to vote. Our certificate of incorporation and bylaws provide that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

     Stockholder Action

      Our certificate of incorporation provides that, upon completion of the spin-off, stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or a majority of the board of directors. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.

      The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the whole board, our chairman, or our chief executive officer believes such consideration to be appropriate.

     Advance Notice for Stockholder Proposals and Director Nominations

      Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Securities Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected will be eligible for election as directors.

      To be timely, notice of nominations or other business to be brought before any meeting must be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, such advance notice shall be given by the later of

(1)	the close of business on the date 90 days prior to the date of the annual meeting, or

(2)	the close of business on the tenth day following the date that the meeting date is first publicly announced or disclosed.

      Any stockholder that gives notice of a proposal must provide the text of the proposal to be presented, a brief written statement of the reasons why the stockholder favors the proposal, the stockholder’s name and address, the number and class of all shares of each class of our stock owned, any material interest the stockholder may have in the proposal, other than as a stockholder of our company, and, in the case of any person that holds stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.

      The notice of any nomination for election as a director must set forth all of the following information:

•	the name of the nominee;

•	the number and class of all shares of each class of our stock beneficially owned by the nominee;

•	the information regarding the nominee required by paragraphs (a), (e), and (f) of Item 401 of Regulation S-K adopted by the SEC;

•	the signed consent of each nominee to serve as a director if elected;

•	the nominating stockholder’s name and address;

•	the number and class of shares of our stock owned by such nominating stockholder; and

•	in the case of any person that holds our stock through a nominee or “street name” holder of record of such stock, evidence establishing such person’s indirect ownership of our stock and entitlement to vote on the matter proposed at the meeting.

     Amendments to Bylaws

      Our certificate of incorporation provides that only our board of directors or the holders of at least 66 2/3% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our bylaws.

     Amendment of the Certificate of Incorporation

      Any proposal to amend, alter, change, or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our certificate of incorporation that require a vote of at least 66 2/3% of such voting power.

     Preferred Stock

      Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series. As of the time of the spin-off, we will have designated the Series A Preferred Stock, which is described in the section entitled “Description of Capital Stock — Stockholder Rights Plan.”

      We believe that the ability to issue additional preferred stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. Having such authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the Nasdaq National Market or other organizations on which our securities are then quoted or listed. Our board of directors has the power, subject to applicable law, to issue additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer, or other takeover attempt. For instance, subject to applicable law, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction.

     Delaware Business Combination Statute

      Section 203 of the Delaware General Corporation Law will apply to our company upon the completion of the spin-off. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless the following conditions have been satisfied:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Section 203 generally defines an “interested stockholder” to include the following:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% of more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

•	the affiliates and associates of any such person.

      Section 203 generally defines a “business combination” to include the following:

•	mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

•	certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

•	certain transactions that would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholders; and

•	receipt by the interested stockholder of the benefit, except proportionately as a stockholder, of any loans, advances, guarantees, pledges, or other financial benefits.

      Under certain circumstances, Section 203 makes it more difficult for a person that would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although a company’s certificate of incorporation or stockholder-adopted bylaws may exempt a corporation from the restrictions imposed by Section 203. Neither our certificate of incorporation nor our bylaws exempt our company from the restrictions imposed by Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if the board of directors approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.

Stockholder Rights Plan

     General

      Our board of directors adopted a stockholder rights plan (the “Rights Plan”) before the spin-off. Under the Rights Plan, one preferred share purchase right (a “Right”) will be issued and attached to each outstanding share of common stock. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a price of $          per one one-thousandth of a share of Series A Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September      , 2003, as the same may be amended from time to time (the “Rights Agreement”), between our company and The Bank of New York, as rights agent (the “Rights Agent”).

      The following description of the Rights is only a summary and qualified in its entirety by reference to the Rights Agreement, which has been filed with the SEC as an exhibit to the Form 10 registration statement of which this information statement is a part.

     The Rights; Certificates

      The Rights will initially trade with, and will be inseparable from, the common stock. Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions provided in the Rights Agreement, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock (the earlier of such dates being called the “Rights Distribution Date”), the Rights will be evidenced by the common stock certificates, which will contain a notation incorporating the Rights Agreement by reference. Among other exceptions, any stockholder owning 15% or more of our outstanding common stock as of September      , 2003 is “grandfathered” (and thus not deemed to be an “Acquiring Person”) under the Rights Plan, and would be permitted to acquire up to 20% of our outstanding common stock before becoming an “Acquiring Person”, as provided (and subject to the conditions) in the Rights Agreement.

      The Rights Agreement provides that, until the Rights Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the common stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights, called Right Certificates, will be mailed to holders of record of common stock as of the close of business on the Rights Distribution Date and such separate Right Certificates alone will evidence the Rights.

     Exercisability; Exercise Price; Adjustments

      The Rights are not exercisable until the Rights Distribution Date. Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

      Once exercisable, each Right entitles the registered holder to purchase from our company one one-thousandth of a share of Series A Preferred Stock, at the Purchase Price of $     .00 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment.

      The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Series A Preferred Stock, (2) upon the grant to holders of the Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible into

Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or (3) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of common stock or subdivisions, consolidations, or combinations of the common stock occurring, in any such case, prior to the Rights Distribution Date.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Preferred Stock (or common stock) will be issued (other than fractions of Series A Preferred Stock that are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or the common stock.

     Series A Preferred Stock Provisions

      Shares of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $1.00 per whole share, or (2) an amount equal to 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution, or winding up of our company, the holders of the Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per whole share, plus any accrued but unpaid dividends, and (b) an amount equal to 1,000 times the payment made per share of common stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

      Because of the nature of the Series A Preferred Stock’s dividend, liquidation, and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

     Flip-In, Flip-Over Rights

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, which will thereupon become void, will thereafter have the right to receive upon exercise of a Right that number of shares of common stock having a market value of two times the exercise price of the Right. This is the so-called “flip-in” provision.

      In the event that, after a person or group has become an Acquiring Person, our company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions are required to be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom our company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right. This is the so-called “flip-over” provision.

     Exchange Provision

      At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of common stock, our board of directors may exchange the Rights (other than

Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences, and privileges), at an exchange ratio of one share of common stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     Redemption

      At any time prior to the time an Acquiring Person becomes such, our board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”) payable, at our option, in cash, shares of common stock, or such other form of consideration as our board of directors shall determine. The redemption of the Rights may be made effective at such time, on such basis, and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of any and all holders of Rights will be to receive the Redemption Price.

     Amendment

      For as long as the Rights are outstanding and then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. This includes the ability to lower the ownership threshold that triggers the “flip-in” provision to as low as 10%. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Interpretation; Board Approvals

      Our board of directors has the sole authority to administer the Rights Plan and to exercise all rights and powers granted to our board of directors or to our company, or as are advisable in the administration of the Rights Plan, including the power to (1) interpret the provisions of the Rights Plan, and (2) make all determinations appropriate for the administration of the Rights Plan, including a determination to redeem or not redeem the Rights, to exchange the Rights, or to amend the Rights Plan. All such interpretations and determinations in good faith are final and binding on the parties, including the Rights holders, and do not subject the board of directors or the directors to any liability to the holders of Rights.

     Expiration

      The Rights will expire on September      , 2013, unless this date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as provided in the Rights Agreement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation on Liability of Directors

      Our certificate of incorporation eliminates the personal liability of our directors to our company and its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law as currently in effect or as it may be amended after the date of this information statement. Our certificate of incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of a director will be so eliminated or limited to the fullest extent permitted by the amended law, without further stockholder action. In addition, our certificate of incorporation provides that any future repeal or amendment of its terms will not adversely affect any rights of directors existing under the certificate of incorporation with respect to acts or omissions occurring prior to such repeal or amendment. We have also entered into indemnification agreements with our directors and officers reflecting Delaware law.

      Under Delaware law as in effect on the date of this information statement, our directors remain liable for the following:

•	any breach of their duty of loyalty to our company and its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any transaction from which a director derives an improper personal benefit; and

•	any unlawful distributions, under a provision of the Delaware General Corporation Law that makes directors personally liable and that expressly sets forth a negligence standard with respect to such liability.

      The provisions that eliminate liability as described above will apply to our officers if they are also directors of our company and are acting in their capacity as directors and will not apply to our officers who are not directors or who are not acting in their capacity as directors.

Indemnification

      The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require us to indemnify the directors, officers, and certain other representatives of our company against expenses and certain other liabilities arising out of their conduct on behalf of our company to the maximum extent and under all circumstances permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.

      The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third-party action, if the director

•	conducted himself or herself in good faith,

•	reasonably believed that

-	in the case of conduct in his or her official capacity, his or her conduct was in the corporation’s best interest, or

-	in all other cases, his or her conduct was at least not opposed to the corporation’s best interest, and

•	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

      The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware General Corporation Law limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers, or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement on Form 10 with the Securities and Exchange Commission relating to the shares of our common stock being received by the holders of TFS common stock in the spin-off. This information statement does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and our common stock distributed in the spin-off, we refer you to the registration statement, exhibits, and schedules.

      Anyone may inspect a copy of the registration statement without charge at the public reference room maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

      After the spin-off, we will be required to comply with the reporting requirements of the Exchange Act and to file with the SEC reports, proxy statements, and other information as required by the Exchange Act.

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of Three-Five Systems, Inc.:

      We have audited the accompanying balance sheets of the microdisplay business of Three-Five Systems, Inc. as of December 31, 2001 and 2002, and the related statements of operations, owner’s net investment, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed as Schedule II — Valuation and Qualifying Accounts in the Index. These financial statements and the financial statement schedule are the responsibility of Three-Five Systems, Inc.’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the microdisplay business of Three-Five Systems, Inc. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

      The accompanying financial statements have been prepared from the separate records maintained for the microdisplay business and may not necessarily be indicative of the conditions that would have existed, or the results of operations, if the microdisplay business had been operated as an unaffiliated company. Portions of certain expenses represent allocations made from Three-Five Systems, Inc. items applicable to the company as a whole.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

May 9, 2003.

MICRODISPLAY BUSINESS OF

THREE-FIVE SYSTEMS, INC.

BALANCE SHEETS

	December 31,
			June 30,
	2001	2002	2003

			(unaudited)

	(in thousands)
ASSETS
Current Assets:
Accounts receivable, net of allowance for doubtful accounts of $34, $16, and $5	$165	$348	$355
Inventories	4,308	2,584	3,094
Other current assets	90	427	519

Total current assets	4,563	3,359	3,968
Property and equipment, net	6,334	8,218	7,294
Intangibles, net	6,226	9,627	9,078
Other investments	1,250	6,331	6,331

	$18,373	$27,535	$26,671

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities:
Accounts payable	$2,581	$516	$765
Accrued compensation	454	573	408
Accrued liabilities	124	192	351
Deferred revenue	—	335	129

Total current liabilities	3,159	1,616	1,653

Commitments and contingencies (Note 6)
Owner’s net investment:
TFS net investment	15,214	25,919	25,018

Total liabilities and owner’s net investment	$18,373	$27,535	$26,671

The accompanying notes are an integral part of these financial statements.

MICRODISPLAY BUSINESS OF

THREE-FIVE SYSTEMS, INC.

STATEMENTS OF OPERATIONS

				Six Months Ended
	Years Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands)
Net product sales	$875	$1,829	$772	$322	$748
Design and engineering services	230	107	667	127	383

Total net sales	1,105	1,936	1,439	449	1,131
Costs and expenses:
Cost of sales — products	210	5,602	6,041	3,582	1,825
Cost of sales — design and engineering services	230	78	624	124	340
Selling, general, and administrative	2,047	2,760	3,333	1,812	2,265
Research and development	8,092	11,939	14,634	8,059	6,050

Total costs and expenses	10,579	20,379	24,632	13,577	10,480

Operating loss	(9,474)	(18,443)	(23,193)	(13,128)	(9,349)

Loss on investment in start-up company	—	(3,820)	—	—	—

Net loss	$(9,474)	$(22,263)	$(23,193)	$(13,128)	$(9,349)

The accompanying notes are an integral part of these financial statements.

MICRODISPLAY BUSINESS OF

THREE-FIVE SYSTEMS, INC.

STATEMENTS OF OWNER’S NET INVESTMENT

For the Years Ended December 31, 2000, 2001, and 2002
and the Six Months Ended June 30, 2003

TFS Net
Investment

(in thousands)
Balance, January 1, 2000	$9,649
Net loss	(9,474)
Net transfers from TFS	12,891

Balance, December 31, 2000	13,066
Net loss	(22,263)
Net transfers from TFS	24,411

Balance, December 31, 2001	15,214
Net loss	(23,193)
Net transfers from TFS	33,898

Balance, December 31, 2002	$25,919
Net loss (unaudited)	(9,349)
Net transfers from TFS (unaudited)	8,448

Balance, June 30, 2003 (unaudited)	$25,018

The accompanying notes are an integral part of these financial statements.

MICRODISPLAY BUSINESS OF

THREE-FIVE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

				Six Months Ended
	Years Ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,474)	$(22,263)	$(23,193)	$(13,128)	$(9,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	844	1,876	3,430	1,641	1,961
Deferred revenue	—	—	335	—	(206)
Provision for doubtful accounts	6	19	12	61	(12)
Loss on disposal of assets	11	—	—	—	—
Loss on investment in start-up company	—	3,820	—	—	—
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(294)	226	(195)	(18)	5
(Increase) decrease in inventories	(1,462)	(2,846)	1,724	806	(510)
Increase in other assets	(40)	(5)	(337)	(52)	(92)
Increase (decrease) in accounts payable and accrued liabilities	682	1,475	(1,878)	(1,566)	243

Net cash used in operating activities	(9,727)	(17,698)	(20,102)	(12,256)	(7,960)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,136)	(3,823)	(3,733)	(2,020)	(280)
Proceeds from sales of assets	—	174	123	125	114
Purchase of intangibles	(528)	(1,814)	(5,105)	(4,263)	(322)
Other investments	(500)	(1,250)	(5,081)	—	—

Net cash used in investing activities	(3,164)	(6,713)	(13,796)	(6,158)	(488)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers from TFS	12,891	24,411	33,898	18,414	8,448

Net cash provided by financing activities	12,891	24,411	33,898	18,414	8,448

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	—	—	—
CASH AND CASH EQUIVALENTS, beginning of period	—	—	—	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

MICRODISPLAY BUSINESS OF

THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2000, 2001 and 2002 and
Six Months Ended June 30, 2002 and 2003 (Unaudited)

(1) Organization and Operations:

      All references to “we,” “us,” or “our” in these footnotes refer to the microdisplay business of Three-Five Systems, Inc. (“TFS”) as it existed historically or as it is anticipated to exist after the spin-off transaction described below. All references to “Brillian” refer specifically to Brillian Corporation.

      We develop, manufacture, and market microdisplay products and system solutions utilizing liquid crystal on silicon, or LCoS, microdisplay technology for a variety of markets. These markets include rear-projection high-definition televisions; front-projector multimedia and home theater projectors; and “near-to-eye” or personal display applications, including head mounted monocular and binocular headsets or viewers for industrial, medical, military, commercial, and consumer applications. We experienced negative gross margins in 2001 and 2002, which was primarily a result of low shipment volumes and low manufacturing yields in the products shipped.

      We have operated as a division of TFS. On March 17, 2003, TFS announced that its board of directors had approved a decision to form a wholly owned subsidiary, to transfer our business and assets into this subsidiary, and to distribute the common stock of this subsidiary to its stockholders in a spin-off. Pursuant to this decision, on May 7, 2003, TFS formed Brillian Corporation (“Brillian”) under Delaware law. Brillian is authorized to issue 60,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value.

      Brillian and TFS intend to enter into a Master Separation and Distribution Agreement (see Note 3) under which TFS will transfer to Brillian substantially all of the assets of, and Brillian will assume substantially all of the corresponding liabilities of, TFS’ microdisplay business. TFS is then expected to distribute all of Brillian’s outstanding shares of common stock owned by TFS to TFS stockholders as a dividend (the “Spin-Off”). In addition, Brillian intends to enter into ancillary agreements that will govern various ongoing relationships between Brillian and TFS (See Note 3).

      The Spin-Off is subject to final approval by the TFS board of directors and to certain conditions, including the receipt of a ruling from the Internal Revenue Service (the “IRS”) that the proposed Spin-Off will be tax-free and the approval for listing on the Nasdaq National Market of the Brillian common stock. The Spin-Off is expected to be completed in the summer of 2003.

(2) Summary of Significant Accounting Policies:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate estimates and judgments, including those related to bad debts, inventories, investments, fixed assets, intangible assets, income taxes, and contingencies. Estimates are based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

     Basis of Presentation

      The accompanying financial statements include those assets, liabilities, revenues, and expenses directly attributable to our operations and allocations of certain TFS corporate expenses to us. These amounts have been allocated to us on the basis that is considered by us and TFS to reflect most fairly or reasonably the

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

utilization of the services provided to, or the benefits received by, us. We believe the methods used to allocate these amounts are reasonable.

      The financial information included herein is not necessarily indicative of our future financial position, results of operations, or cash flows, nor is it necessarily indicative of what the financial position, results of operations, or cash flows would have been had we operated as a stand-alone entity during the periods covered. The financial statements do not reflect the many significant changes that will occur in our funding and operations as a result of becoming a stand-alone public entity.

     Cash and Cash Equivalents

      Historically, cash receipts associated with our business have been transferred to TFS and TFS has funded our disbursements. Accordingly, no cash or cash equivalents have been assigned to us because only the funding required to create a non-negative cash balance was contributed by TFS.

     Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or net realizable value and consisted of the following (in thousands):

	December 31,

	2001	2002

Raw materials	$3,912	$2,512
Work-in-process	214	46
Finished goods	182	26

	$4,308	$2,584

      We write down inventories for estimated obsolete inventory to estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, then additional inventory write-downs may be required.

     Property and Equipment

      Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the respective assets. Lives for the major asset categories are as follows:

Lives

Building improvements	15-34 years
Equipment	3-5 years
Furniture	5-10 years

      Major additions and betterments are capitalized, while replacements, maintenance, and repairs that do not extend the useful lives of the assets are charged to operations as incurred. Depreciation expense totaled

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

$844,000, $1.1 million, and $1.7 million for the years ended December 31, 2000, 2001, and 2002, respectively. Property and equipment consisted of the following (in thousands):

	December 31,

	2001	2002

Building improvements	$—	$930
Equipment	8,788	14,326
Furniture	11	78

Total property and equipment	8,799	15,334
Less accumulated depreciation	(2,465)	(7,116)

Net property and equipment	$6,334	$8,218

      During the years ended December 31, 2001 and 2002, assets having original acquisition values of $151,000 and $3.3 million, respectively, and accumulated depreciation of $151,000 and $2.9 million, respectively, were transferred to us from TFS.

     Other Investments

      At December 31, 2002, other investments consisted of investments, at cost, in two start-up companies: ColorLink, Inc. for $5.1 million and Silicon Bandwidth, Inc. for $1.25 million.

      In 2001, we invested $1.25 million in Series B Preferred Stock of Silicon Bandwidth, Inc., which is convertible at any time into common stock of Silicon Bandwidth at a conversion price of $2.29 per share. This investment represents approximately 2.7% of the outstanding voting shares of Silicon Bandwidth. Our investment does not entitle us to any representation on Silicon Bandwidth’s board of directors. We are working closely with Silicon Bandwidth to design unique, cost-effective, reconfigurable packaging platforms for LCoS microdisplays. Our investment in Silicon Bandwidth is accounted for under the cost method as our ownership is less than 20% and we do not exert significant influence.

      In 2002, we invested $5.0 million in Series B Preferred Stock of ColorLink, Inc., which is convertible at our election at any time into common stock of ColorLink at a conversion price of $10 per share. This investment represents approximately 16.6% of the outstanding voting shares of ColorLink. Our investment entitles us to elect one of the seven members of ColorLink’s board of directors. ColorLink develops and manufactures color management technologies for LCoS microdisplays. ColorLink’s products consist of color management components and system architectures that are critical for digital projection systems that use high-resolution microdisplays. Those projection systems include color monitors, high-definition televisions, and multi-media projectors. This investment furthers our efforts to accelerate as much as possible the establishment of the necessary infrastructure for LCoS microdisplays. Our investment in ColorLink is accounted for under the cost method as our ownership is less than 20%, and we do not exert significant influence. An additional $81,000 was recorded as investment in ColorLink during the third quarter of 2002 for legal and due diligence expenses.

      In 1998, we entered into a strategic relationship with Inviso, Inc., a privately held company with numerous patents and proprietary technology related to microdisplay development. We acquired a minority equity interest in Inviso for approximately $3.3 million. In March 2000, we acquired an additional interest in Inviso for $500,000, raising our total equity interest to $3.8 million. In the second quarter of 2001, we wrote off our investment of $3.8 million in Inviso because we determined that our investment was impaired, as that term is defined under generally accepted accounting principles. Subsequent to our write-off, Inviso was unable to raise funds to operate its business and ceased operations. In the second quarter of

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

2002, we purchased all of the intellectual property of Inviso for $780,000, which is included as a component of intangibles.

     Intangibles

      Intangibles consist of mask works, patents, licenses, and other intangible assets acquired from third parties. Intangibles are recorded at cost and amortized using the straight-line method over the estimated useful lives of the respective assets, which range from two to five years. Our policy is to commence amortization of intangibles when their related benefits begin to be realized.

      In January 2002, we hired seven key technical persons formerly employed by Zight Corporation, a private company focused on microdisplays for personal display system applications. At that time, Zight had ceased operations. We then purchased certain equipment of Zight at a liquidator’s auction. Following that auction, we then negotiated with the representatives of the defunct Zight Corporation to purchase its intellectual property for approximately $2.0 million. In addition, during April 2002, we purchased the intellectual property of Inviso, Inc. for $780,000. In each case, the intellectual property purchased consisted of patents, patents pending, and patent disclosures. Other amounts paid for intangible assets during 2000, 2001, and 2002 consist primarily of purchased mask works and patent costs. Intangible assets as of December 31, 2001 and 2002 consisted of the following (in thousands):

	Weighted
	Amortization
	Period	Acquisition	Accumulated	Book
December 31, 2001	in Years	Value	Amortization	Value

Amortized intangible assets:
Mask works	2.5	$4,021	$(552)	$3,469
Licenses	5.0	2,954	(197)	2,757

		$6,975	$(749)	$6,226

	Weighted
	Amortization
	Period	Acquisition	Accumulated	Book
December 31, 2002	in Years	Value	Amortization	Value

Amortized intangible assets:
Mask works	2.6	$5,695	$(1,655)	$4,040
Patents, patents pending, and other intangible assets	5.0	3,431	(10)	3,421
Licenses	5.0	2,954	(788)	2,166

		$12,080	$(2,453)	$9,627

      Intangible asset amortization expense was $0, $749,000, and $1.7 million for the years ended December 31, 2000, 2001, and 2002, respectively. This expense was recognized as cost of sales as it was related to mask works on components and production licenses employed to build and sell microdisplay units.

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Estimated annual amortization expense through 2007 and thereafter related to intangible assets at December 31, 2002 is as follows (in thousands):

Fiscal Year

2003	$2,054
2004	2,396
2005	2,440
2006	1,952
2007	676
Thereafter	109

$9,627

Evaluation of Long-Lived Assets with Definite Lives

      In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amounts of the asset may not be recoverable. We evaluate the recoverability of property and equipment and intangibles by comparing the carrying amount of the asset or group of assets against the estimated undiscounted future cash flows expected to result from the use of the asset or group of assets and their eventual disposition. If the undiscounted cash flows are less than the carrying value of the asset or group of assets being evaluated, an impairment loss is recorded. The loss is measured as the difference between the fair value and carrying value of the asset or group of assets being evaluated. Assets to be disposed of would be reported at the lower of the carrying amount or the estimated fair value, less cost to sell. The estimated fair value would be based on the best information available under the circumstances, including prices for similar assets or the results of valuation techniques, including the present value of expected future cash flows using a discount rate commensurate with the risks involved.

     Income Taxes

      Our operations were historically included in TFS’ consolidated U.S. federal and state income tax returns and in the tax returns of TFS’ foreign subsidiaries. The provision for income taxes has been determined as if we had filed separate tax returns for the periods presented. Accordingly, our effective tax rate could vary from historical rates depending on our future legal structure and tax elections.

      We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and credit carryforwards, if it is more likely than not that the tax benefits will be realized on a stand-alone basis. To the extent a deferred tax asset cannot be recognized, then a valuation allowance is established.

     Revenue Recognition

      We recognize revenue from product sales when persuasive evidence of a sale exists: that is, a product is shipped under an agreement with a customer; risk of loss and title have passed to the customer; the fee is fixed or determinable; and collection of the resulting receivable is reasonably assured. Sales allowances are estimated based upon historical experience of sales returns.

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      We recognize revenue related to design and engineering services depending on the relevant contractual terms. Under fixed-price contracts that contain project milestones, revenue is recognized as milestones are met. Under contracts where revenue is recognized based on milestones, the fair value of milestones completed equals the fair value of work performed. Under a fixed price contract whereby we are paid based on performance of tasks, we recognize revenue based on the estimated percentage of completion of the entire project as measured by the costs for man hours and materials incurred to date compared to the total estimated costs for man hours and materials. Any anticipated losses on fixed price contracts are recorded in the period they are determinable. Revenue related to design and engineering services is recognized based on these methods and is non-refundable.

      We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances could be required. The balance in the allowance for doubtful accounts was $34,000 and $16,000 at December 31, 2001 and 2002, respectively.

     Research and Development

      We perform internal research and development activities, as well as research and development activities contracted by our customers. Research and development costs are expensed as incurred and consist primarily of salaries, benefits, prototypes, experimentation, and facilities-related costs. Internal research and development costs are included as a component of research and development expenses. Research and development costs of customer-contracted design and engineering activities are included in cost of sales.

      At December 31, 2002, we had deferred revenue of $335,000 related to customer-contracted design and engineering activities.

     Stock Compensation

      We, as part of TFS’ incentive compensation plans, measure stock-based compensation for option grants to employees using the intrinsic value method pursuant to Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we have not recognized any compensation costs in the accompanying financial statements related to the issuance of stock options.

     TFS Net Investment

      TFS net investment represents the cumulative investments in, distributions from, and losses generated by our operations. We will begin to report retained earnings in separate capital accounts as of the date of the Spin-Off.

     Recently Issued Accounting Standards

      In September 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS No. 142 requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually,

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

based on the fair value of the reporting unit. We adopted SFAS Nos. 141 and 142 on January 1, 2002, and there was no material impact on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 modifies the method by which companies account for certain asset impairment losses. We adopted SFAS No. 144 on January 1, 2002, and there was no material impact on our financial position or results of operations.

      In July 2001, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” and applies to exit or disposal activities initiated after December 31, 2002. We have reviewed the requirements of SFAS No. 146 and do not believe the adoption of this statement will have a material impact on our financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This Statement amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. Specifically, SFAS No. 148 prohibits companies from utilizing the prospective method of transition, the only method originally offered under SFAS No. 123, in fiscal years beginning after December 15, 2003. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results using a prescribed specific tabular format and requiring disclosure in the “Summary of Significant Accounting Policies” or its equivalent. We intend to continue to measure stock-based compensation for option grants using the intrinsic value method pursuant to APB No. 25, “Accounting for Stock Issued to Employees.” The new disclosure requirements will be adopted when we become a stand-alone entity and issue stock options.

      In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation addresses the disclosures to be made by a guarantor in its financial statements and its obligations under guarantees. The Interpretation also clarifies the requirements related to the recognition of a liability by the guarantor at the inception of a guarantee. Initial recognition of a liability will be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. We have reviewed the requirements of FIN 45 and do not believe the adoption of this interpretation will have a material impact on our financial statements.

(3) Transactions with TFS

      Our costs and expenses include allocations from TFS for centralized legal, accounting, treasury, quality assurance, real estate, information technology, engineering, and other TFS corporate services and infrastructure costs. These allocations have been determined on the basis that we and TFS consider to be reasonable reflections of the utilization of services provided to, or the benefits received by, us. Allocated costs included in our cost of sales totaled $94,000, $779,000, and $622,000 for the years ended December 31, 2000, 2001, and 2002, respectively. Allocated costs included in selling, general, and administrative expenses totaled $1.2 million, $1.8 million, and $2.6 million for the years ended December 31, 2000, 2001, and 2002, respectively. Allocated costs included in our research and development expenses totaled $3.2 million, $4.5 million, and $4.4 million for the years ended

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001, and 2002, respectively. The basis for the amounts allocated to us included the following: legal, accounting, treasury, quality assurance and other TFS corporate functions including officers’ salaries were allocated based on management’s estimation of time devoted to the microdisplay business for these functions; facility costs and information technology services were allocated on the basis of headcount of the microdisplay business, which is most representative of utilization of these resources; and engineering services were allocated to us based on the actual hours of services used. The allocation methodologies utilized represent management’s best estimate of the actual services utilized by the microdisplay business.

      On or before the date of the Spin-Off, we and TFS intend to enter into a series of agreements to facilitate our separation from TFS. These agreements will include certain transitional services, leases, intellectual property transfers, and tax sharing agreements. These agreements will require us to pay a negotiated fee. If we are unable to build an infrastructure to provide these services internally, our operating results could be adversely affected.

     Master Separation and Distribution Agreement

      The Master Separation and Distribution Agreement outlines the general terms and conditions of the separation and distribution and the general intent of the parties as to how these matters will be undertaken and completed.

     Tax Sharing Agreement

      Under the Tax Sharing Agreement, we will be liable for and indemnify TFS against any taxes (other than Separation Taxes) that are attributable to us since our formation, even while we were a member of TFS’ federal consolidated tax group. TFS will indemnify us against any taxes (other than Separation Taxes) that are attributable to the businesses retained by TFS. The Tax Sharing Agreement sets forth rules for determining taxes attributable to us and taxes attributable to the businesses retained by TFS.

      We have agreed not to take any action that would cause the Spin-Off not to qualify under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). We have agreed not to take certain actions for two years following the Spin-Off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the Spin-Off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the Spin-Off could be deemed to be a taxable distribution to TFS. This would subject TFS to a substantial tax liability. We have agreed to indemnify TFS and its affiliates to the extent that any action we take or fail to take gives rise to a tax incurred by TFS or any of its affiliates with respect to the Spin-Off. In addition, we have agreed to indemnify TFS for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

     Transition Services Agreement

      We and TFS will enter into a Transition Services Agreement under which TFS will provide to us certain administrative services that may be necessary to our business. The most significant services that TFS will provide to us relate to information systems. This agreement will expire on July 30, 2004 unless the parties mutually agree upon a renewal or unless earlier terminated by mutual consent of the parties. For information systems services, TFS will charge us based on a mutually agreed to amount, such amount to be not more than the market rate charged in the local area for such services. We believe that the amounts to be charged by TFS under the Transition Services Agreement approximate market value.

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

     Intellectual Property Agreement

      We and TFS will enter into an Intellectual Property Agreement under which we will grant to TFS a nonexclusive, royalty-free, worldwide, perpetual, fully paid up license in and to all intellectual property that was assigned to us, that is used primarily in connection with our business, and that was also used in connection with TFS’ businesses other than our business as of the date of the Spin-Off. This intellectual property includes all patents, copyrights, trademarks, trade names, trade dress, trade secrets, know how, and show how whether or not legal protection has been sought or obtained. In addition, the license granted to TFS is non-assignable and non-licensable to third parties except that (1) TFS may sublicense its rights to the intellectual property to any party or entity in which TFS owns at least a 50% equity interest, and (2) TFS may sublicense its rights to the intellectual property in situations where it is granting a broad cross-license to another party.

     Real Property Sublease Agreement

      We and TFS will enter into a Real Property Sublease Agreement under which we will lease office and manufacturing space in the TFS headquarters building. The initial term of the sublease will expire July 30, 2005, with two automatic one-year renewal terms thereafter unless either party elects to terminate the sublease upon notice delivered at least six months prior to the expiration of the then applicable sublease term. The agreement also sets forth certain circumstances under which all or a portion of the sublease may be terminated without penalty. We will lease approximately 42,500 square feet of the building from TFS and will share certain common areas in the building with TFS. Our monthly rent payable to TFS will be approximately $40,000. This amount includes all normal and customary services in connection with the operation and maintenance of the building. This amount does not, however, include water or electrical utilities, which we will pay separately based on our percentage of use. The sublease is not assignable by us without the prior written consent of TFS, which consent may be withheld by TFS in its sole discretion.

(4) Benefit Plans:

     Stock Options

      Certain of our employees have been granted options to purchase TFS stock under TFS’ stock-based compensation plans. In connection with the Spin-Off, each outstanding TFS option granted prior to the Spin-Off will be converted into both an adjusted TFS option and a substitute Brillian option. The treatment of such TFS options and the substitute Brillian options will be identical for those employees who remain employees of TFS immediately after the Spin-Off and for those employees who become employees of Brillian in connection with the Spin-Off. These TFS options will be converted in a manner that preserves the aggregate exercise price of each option, which will be allocated between the adjusted TFS option and the substitute Brillian option. The existing vesting terms of the TFS options will continue to apply and will also apply to the substitute Brillian options. Options granted under TFS’ plans generally vest over a four-year period and are exercisable for a term of 10 years.

     401(k) Profit Sharing Plan

      Provisions of the Master Separation and Distribution Agreement contemplate that we will establish retirement savings and welfare plans. The Master Separation and Distribution Agreement also provides that the account balances, including outstanding loans, of all our employees participating in TFS’ 401(k) plan will be transferred to our new 401(k) plan and assets held in trust related to such account balances will be transferred to new trusts established by us.

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Discretionary company contributions to the TFS 401(k) plan for our employees totaled $61,000, $112,000, and $96,000 for the years ended December 31, 2000, 2001, and 2002, respectively.

(5) Income Taxes:

      We have not recorded a benefit for income taxes in any year. The principal reasons for the difference between our reported income taxes and the amounts computed by applying the statutory income tax rates to the loss for the years ended December 31, are as follows:

	2000	2001	2002

Federal tax at statutory rates	34%	34%	34%
State tax at statutory rates	5%	5%	5%
Increase in valuation allowance	(39)%	(39)%	(39)%

Total	0%	0%	0%

      At December 31, the income tax effects of loss carryforwards and temporary differences between financial and income tax reporting were as follows (in thousands):

	2000	2001	2002

Current deferred taxes:
Inventories	69	537	1,200
Accrued expenses	221	174	279
Allowance for doubtful accounts	6	13	6
Deferred tax valuation allowance	(296)	(724)	(1,485)

Total	$—	$—	$—

Non-current deferred taxes:
Depreciation and amortization	(1,128)	(1,565)	(924)
Research and development credits	178	131	153
Net operating losses	7,577	16,259	25,866
Deferred tax valuation allowance	(6,627)	(14,825)	(25,095)

Total	$—	$—	$—

      FASB SFAS No. 109, “Accounting for Income Taxes”, requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. In determining whether a valuation allowance is required, we take into account all evidence with regard to the utilization of a deferred tax asset, including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of a deferred tax asset, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

      At December 31, 2000, 2001, and 2002, valuation allowances totaling $6.9 million, $15.5 million, and $26.6 million, respectively, were recorded that related to, among other items, net operating losses for which the utilization is not reasonably assured due to a lack of earnings history. The federal and state net operating losses generated by our operations up to the date of transfer of our business to Brillian will remain with TFS and will not be available to us.

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(6) Commitments and Contingencies:

Rent and Lease

      We lease office and manufacturing space from TFS (see Note 3). We also lease our development center in Boulder, Colorado. There is no long-term commitment on the Boulder lease, as it is based upon a month-to-month renewal. Rent expense of the Boulder facility was approximately $0, $0, and $120,000 for the years ended December 31, 2000, 2001, and 2002, respectively.

     Guarantee

      In February 2002, we guaranteed up to $500,000 of the debt of VoiceViewer Technology, Inc., a private start-up company developing microdisplay products. As of December 31, 2002, the outstanding balance on the debt was $428,000. This loan guarantee has a five-year term and matures in January 2007. At this time, no liability has been recognized by us. As of April 30, 2003, this loan was two months in arrears. We will be required to pay this guarantee to the lender if VoiceViewer were to be declared in default on its debt obligations.

     Tax-Free Distribution

      We believe that the contribution by TFS of the assets related to our business and the assumption by us of the related liabilities in exchange for our common stock, which is to be followed by the proposed distribution, should be treated as a reorganization within the meaning of Section 368(a)(1)(D) of the Code, and the distribution should qualify as a tax-free distribution under Section 355 of the Code. It should be noted that the application of Section 355 of the Code to the distribution is complex and may be subject to differing interpretation. If the distribution does not qualify as a tax-free distribution under Section 355 of the Code, then (i) TFS would recognize capital gains but not losses equal to the difference between the fair market value of our common stock on the date of the distribution and TFS’ tax basis in such stock; and (ii) the distribution may be taxable to individual stockholders, depending on their individual tax basis. In addition, we have agreed to indemnify TFS in the event the distribution is not tax-free to TFS because of actions taken by us or because of failure to take various actions (See Note 3). Certain of the events that could trigger this obligation may be beyond our control. In particular, the transaction may be taxable if the distribution is deemed to be part of a plan in which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in either TFS or our company.

(7) Segment Reporting, Sales to Major Customers, and Geographic Information

      We have adopted the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers.

      Because the products we sell for use in near-to-eye and projection devices share the same underlying technology and have similar economic characteristics, production processes, and customer types, we operate and report internally as one segment. All of our assets are located in the United States.

      For the year ended December 31, 2000, sales to Inviso, RCA Thomson, and Veco, Inc. accounted for approximately 26.9%, 19.3%, and 11.8%, respectively, of our net sales. For the year ended December 31, 2001, sales to RCA Thomson accounted for approximately 65.4% of our net sales. For the year ended December 31, 2002, sales to Brashear accounted for approximately 22.7% of our net sales and sales to Kodak accounted for approximately 13.7% of our net sales. No other customer accounted for greater than 10% of our net sales during those periods.

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Net sales by geographic area are determined based upon the location of the end customer. Summary information by geographic region is as follows (in thousands) for years ended:

	North
	America	Foreign	Total

December 31, 2000
Net sales	$958	$147	$1,105

December 31, 2001
Net sales	$1,721	$215	$1,936

December 31, 2002
Net sales	$971	$468	$1,439

(8) Selected Quarterly Financial Data (Unaudited)

      The following table summarizes the unaudited consolidated quarterly results of operations as reported for 2001 and 2002 and the first six months of 2003 (in thousands):

	Quarters Ended

	2001				2002				2003

	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30

Net sales	$576	$773	$638	$(51)	$226	$223	$345	$645	$371	$760
Gross profit (loss)	25	(1,169)	(904)	(1,696)	(1,532)	(1,725)	(756)	(1,213)	(462)	(572)
Net loss	(2,850)	(8,836)	(4,386)	(6,191)	(6,490)	(6,638)	(5,122)	(4,943)	(4,658)	(4,691)

      The quarter ended June 30, 2001 included the $3.8 million write-off of our investment in a start-up company. The quarter ended December 31, 2001 included the return of products from a canceled program.

(9) Unaudited Notes to Interim Consolidated Financial Statements

  Basis of Presentation

      The accompanying interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial statements. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six months ended June 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

  Inventory

      Inventory consists of the following at June 30, 2003:

Raw materials	$2,703
Work-in-process	224
Finished goods	167

$3,094

MICRODISPLAY BUSINESS OF
THREE-FIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

  Guarantee

      During June 2003 we loaned $60,000 under a short-term bridge loan package to VoiceViewer Technology, Inc. This loan bears interest at the rate of 7.0% with interest due monthly and principal due on December 30, 2003. Management currently believes that VoiceViewer will be able to meet its obligations under the debt facility guaranteed by us. However, should we become obligated to satisfy VoiceViewer’s obligations under the guaranteed debt facility, we will have a first security position in all of VoiceViewer’s assets, including its intellectual property.

  Intangibles

      Intangible assets consist of the following at June 30, 2003:

	Weighted
	Amortization
	Period	Acquisition	Accumulated	Book
	in Years	Value	Amortization	Value

Amortized intangible assets:
Mask works	2.5	$5,739	$(2,207)	$3,532
Patents, patents pending, and other intangible assets	5.0	3,709	(34)	3,675
Licenses	5.0	2,954	(1,083)	1,871

		$12,402	$(3,324)	$9,078

Intangible asset amortization expense was $871,000 for the six months ended June 30, 2003.

     Net Sales to Major Customers

      For the six months ended June 30, 2003, sales to Kodak, Kaiser, and Brashear LP accounted for 18.3%, 13.9%, and 13.9%, respectively, of our net sales. For the six months ended June 30, 2002, sales to RCA Thompson and Brashear LP accounted for 27.5% and 12.9%, respectively, of our net sales.

     Net Sales by Geographic Region

      Net sales by geographic area are determined based upon the location of the end customer. For the six months ended June 30, 2003, net sales in North America totaled $719,000, or 63.6% of total net sales, while net sales in foreign locations totaled $412,000, or 36.4% of total net sales. For the six months ended June 30, 2002, net sales in North America totaled $273,000, or 60.8% of total net sales, while net sales in foreign locations totaled $176,000, or 39.2% of total net sales.

INDEPENDENT AUDITORS’ REPORT

To	the Board of Directors and Stockholders
of Brillian Corporation:

      We have audited the accompanying balance sheet of Brillian Corporation (the “Company”) (a wholly owned subsidiary of Three-Five Systems, Inc.) as of June 30, 2003. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Brillian Corporation (a wholly owned subsidiary of Three-Five Systems, Inc.) as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

August 11, 2003.

BRILLIAN CORPORATION

BALANCE SHEET

June 30, 2003

(in thousands)

Assets
Cash	$1

Total Assets	$1

Stockholder’s Equity
Preferred stock, $.001 par value; 10,000,000 authorized, none outstanding	$—
Common stock, $.001 par value; 60,000,000 authorized; none outstanding	—
Additional paid-in capital	1

Stockholders’ equity	$1

      The balance sheet of Brillian Corporation consists of the accounts of an inactive wholly owned subsidiary of Three-Five Systems, Inc. (“TFS”). Brillian Corporation was incorporated in Delaware on May 7, 2003 in anticipation of a proposed distribution of TFS’ microdisplay business. The distribution will transfer TFS’ microdisplay business to Brillian Corporation. We intend that the shares of Brillian Corporation common stock will be distributed in a tax-free spin-off, with each TFS stockholder receiving shares of Brillian Corporation common stock based on their ownership of TFS common stock.

      On May 15, 2003, Brillian issued 1,000 shares of its $.001 par value common stock to TFS in exchange for $1,000 cash.

MICRODISPLAY BUSINESS OF

THREE-FIVE SYSTEMS, INC.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2000, 2001, and 2002

		Increases
		(Reductions)
	Balance at	Charged to	Charged to
	Beginning of	Costs and	Other		Balance at
	Period	Expenses	Accounts	Write-offs	End of Period

	(In thousands)
Allowance for doubtful accounts :
Year ended 12/31/2000	$9	$6	$—	$—	$15
Year ended 12/31/2001	15	19	—	—	34
Year ended 12/31/2002	34	12	—	(30)	16
Valuation allowance for deferred tax asset:
Year ended 12/31/2000	$3,426	$3,497	$—	$—	$6,923
Year ended 12/31/2001	6,923	8,626	—	—	15,549
Year ended 12/31/2002	15,549	11,031	—	—	26,580

S-1

ANNEX A

[Letterhead of Needham & Company, Inc.]

August 13, 2003

The Board of Directors
Three-Five Systems, Inc.
1600 North Desert Drive
Tempe, AZ 85281

Gentlemen:

We understand that Three-Five Systems, Inc. (“Three-Five Systems” or the “Company”) is proposing to distribute all of the outstanding common stock of Brillian Corporation (“Brillian”) to the Company’s stockholders on a pro rata basis so that each stockholder of the Company will receive one share of common stock of Brillian for each four shares of common stock of the Company owned by such stockholder (the “Distribution”). The terms and conditions of the Distribution are set forth in the information statement (the “Information Statement”) filed as part of the registration statement on Form 10 of Brillian, which Information Statement is to be sent to the Company’s stockholders in connection with the Distribution.

You have asked us to advise you as to the financial viability of Brillian as a separate stand-alone entity following the Distribution. For purposes of this opinion, “financial viability” and “financially viable” will mean and refer exclusively to the ability of Brillian, as a separate stand-alone entity, to finance its operating and capital requirements for at least twelve months following the effective date of the Distribution, as currently projected in the Forecasts (as defined below), based on the assumptions, conditions and limitations contained in this letter.

For purposes of this opinion, we have (i) reviewed the Information Statement (subject to completion) filed as part of Amendment No. 1 to the Registration Statement on Form 10 of Brillian on June 27, 2003; (ii) reviewed certain publicly available information relating to Brillian and certain other relevant financial and operating data of Brillian furnished to us by Three-Five Systems; (iii) reviewed certain financial forecasts provided to us on August 4, 2003 by management of Three-Five Systems and Brillian relating to the business and prospects of Brillian, including current and projected operating and capital requirements (together, the “Forecasts”); (iv) conducted discussions with members of senior management of Three-Five Systems and Brillian concerning the business and prospects of Brillian; and (v) reviewed the pro forma financial results, financial condition and capitalization of Brillian after giving effect to the Distribution, as provided to us by management of Three-Five Systems and Brillian.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information, including the Forecasts, reviewed by or provided to us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that for federal and state income tax purposes, no income, gain or loss will be recognized by Three-Five Systems, Brillian, or their respective stockholders as a result of the Distribution and that the Distribution will be completed in the manner set forth in the Information Statement. With respect to the Forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Three-Five Systems and Brillian as to the future operating and financial performance of Brillian. We note that the Forecasts indicate that in the event Brillian is successful in receiving substantial orders, Brillian will require, and the Forecasts contemplate the receipt of, additional working capital financing from external sources. For purposes of our opinion, we have assumed, with your consent, that the results contemplated in the Forecasts, including expenditures to be made and external financing to be received by Brillian, will be realized in the amounts and at the times contemplated therein. We express no opinion with respect to the Forecasts or the assumptions on which they were based, including the availability of external financing. Management believes that it can obtain such external financing in the periods contemplated by the Forecasts. While, based on the assumptions set forth in the Forecasts, there is a likelihood that such financing may be

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The Board of Directors
Three-Five Systems, Inc.
August 13, 2003

Needham & Company, Inc.

obtained in such periods, there can be no assurance that such financing will be obtained. We have relied upon the assessments of the management of Three-Five Systems and Brillian with respect to the business, operation and strategic risks of the Distribution. We also assume that neither Three-Five Systems nor Brillian becomes subject to any event, including any change in business strategy or operating plans from those contemplated in the Forecasts, or enters into any transaction that would materially and adversely affect Brillian’s projected operating results or materially increase Brillian’s projected capital requirements, as such are set forth in the Forecasts. If the assumptions, judgments or estimates made by the management of Three-Five Systems or Brillian with respect to the Forecasts and other information reviewed by us were incorrect, unreasonable or inaccurate, or are altered by management subsequent to the date of the Forecasts, our conclusions could be materially affected.

We have not been requested to analyze, and did not analyze or evaluate, and this letter does not address, the Company’s underlying business decision to engage in the Distribution, the relative merits of the Distribution as compared to other business strategies that might be available to Three-Five Systems or Brillian, or the effects of any other transaction in which Three-Five Systems or Brillian might engage. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of Three-Five Systems or Brillian. This letter also does not address the solvency of the Company or following the Distribution of Three-Five Systems or Brillian or their respective abilities to access the capital markets at any time prior to or after the Distribution. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof.

We are not expressing any view as to the actual value of Three-Five Systems common stock before or following the Distribution or of Brillian common stock following the Distribution or the prices at which the common stock of Three-Five Systems or Brillian will trade before or after the Distribution. The actual values and prices at which the common stock of Three-Five Systems and Brillian will trade following the Distribution will depend upon a variety of factors, including, without limitation, the business and prospects (financial and otherwise) of Three-Five Systems and Brillian, market conditions, general economic conditions, prevailing interest rates, dividend rates, and other factors that generally influence the prices of securities. Our opinion does not constitute a recommendation to any stockholder of Three-Five Systems as to whether such stockholder should buy, sell or continue to hold Three-Five Systems common stock or, following the Distribution, Three-Five Systems common stock or Brillian common stock.

Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by Three-Five Systems as financial advisor in connection with the Distribution and to render this opinion and will receive a fee for our services, a substantial portion of which is contingent on the consummation of the Distribution. In addition, Three-Five Systems has agreed to indemnify us for certain liabilities arising out from our role as financial advisor and out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have in the past provided and may in the future provide investment banking and financial advisory services to Three-Five Systems or Brillian unrelated to the Distribution, for which services we have received and expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of Three-Five Systems and Brillian for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

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The Board of Directors
Three-Five Systems, Inc.
August 13, 2003

Needham & Company, Inc.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of Three-Five Systems and may not be quoted or referred to or used for any other purpose without our prior written consent, except that this letter may be disclosed in connection with any information statement or proxy statement to be distributed to the holders of Three-Five Systems common stock in connection with the Distribution so long as this letter is included in its entirety in such information statement or proxy statement.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, it is reasonable to conclude that Brillian will be financially viable as a separate stand-alone entity for at least twelve months following the effective date of the Distribution.

Very Truly Yours,

/s/ NEEDHAM & COMPANY, INC.

NEEDHAM & COMPANY, INC.

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